As filed with the Securities and Exchange Commission on August 17, 2004.

Registration No. 333-114818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 3
TO
FORM S-1

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PRIMUS GUARANTY, LTD.

(Exact name of registrant as specified in its charter)

Bermuda	6199	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer Identification Number)

Primus Guaranty, Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda
441-296-0519

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Zachary Snow, Esq.
Primus Asset Management, Inc.
360 Madison Avenue, 23rd Floor
New York, New York 10017
212-697-2227
Fax: 212-697-3731

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Stephen P. Farrell, Esq.	Richard A. Drucker, Esq.
Morgan, Lewis & Bockius LLP	Davis Polk & Wardwell
101 Park Avenue	450 Lexington Avenue
New York, New York 10178	New York, New York 10017
212-309-6000	212-450-4000
Fax: 212-309-6001	Fax: 212-450-3800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the Securities Act), check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 17, 2004

PROSPECTUS

                                Shares

Primus Guaranty, Ltd.

Common Shares

This is our initial public offering of common shares. We are offering                   common shares and the selling shareholders identified in this prospectus are offering                    common shares. No public market currently exists for our common shares. We will not receive any proceeds from the sale of the common shares offered by the selling shareholders.

We have applied to have our common shares listed on the New York Stock Exchange under the symbol "PRS". We currently estimate that the initial public offering price will be between $     and $     per share.

Investing in the shares involves risks. Risk Factors begin on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Primus Guaranty, Ltd. (before expenses)	$	$
Proceeds to selling shareholders (before expenses)	$	$

The selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of                    additional common shares on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                        , 2004.

LEHMAN BROTHERS  MORGAN STANLEY

CREDIT SUISSE FIRST BOSTON

UBS INVESTMENT BANK

  WILLIAM BLAIR & COMPANY

KEEFE, BRUYETTE & WOODS

                    , 2004

Through and including                      , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus carefully, including the "Risk Factors" section beginning on page 8 and our consolidated financial statements and related notes to these financial statements beginning on page F-1 before making an investment decision. Unless otherwise indicated or the context requires otherwise, references in this prospectus to "we", "us" or "our" refer to the consolidated operations of Primus Guaranty, Ltd. and references to a company name refer solely to such company. Unless otherwise indicated, all information in this prospectus (1) reflects the automatic conversion upon consummation of this offering of all outstanding Series A convertible voting preferred shares, or Series A preferred shares, into an aggregate of 29,583,148 common shares, (2) reflects a one for 8.1 reverse share split of our common shares to be effected immediately prior to the completion of this offering (with fractional shares being repurchased by us) and (3) assumes no exercise of the underwriters' over-allotment option.

Our Company

Overview

Our principal business is selling credit protection under which we assume the risk of default on investment grade credit obligations. The protection we sell takes the form of a credit default swap, or credit swap. In exchange for a fixed quarterly premium we agree, upon a default or other credit event (e.g., bankruptcy, moratorium or repudiation) affecting a designated issuer, which we refer to as a Reference Entity, to pay our customer, which we refer to as a counterparty, an agreed amount. We pay this agreed amount, which we call a notional amount, upon our counterparty's delivery to us of the Reference Entity's debt obligation. Credit swaps are an efficient and standardized mechanism to reduce credit risk exposure arising from the ownership of financial obligations such as bonds, loans and receivables. See "Industry Overview—Overview of Credit Swaps" for additional information regarding credit swaps. The primary purchasers of credit swaps are commercial and investment banks as well as credit portfolio managers, insurance companies and other financial institutions.

Primus Financial, our principal subsidiary, has the highest counterparty credit ratings offered by Standard & Poor's Rating Services (AAA), or S&P, and Moody's Investors Service, Inc. (Aaa), or Moody's, and is managed by an experienced team of professionals who have expertise in credit analysis, trading, risk management and market analysis. At June 30, 2004, we had relationships with 36 counterparties to which we were prepared to sell credit protection. At June  30, 2004, Primus Financial had sold credit protection with respect to $8.7 billion (in notional amount) of referenced obligations representing 452 Reference Entities spread across 40 industries and 22 countries. Our credit swap portfolio had a weighted average credit rating of A ("strong"; sixth of 21 categories) by S&P and A3 ("good financial security"; seventh of 21 categories) by Moody's and had an average maturity of 2.8 years at June 30, 2004.

We were capitalized in March 2002 and sold our first credit swaps in June 2002.

Growth In The Credit Swap Market

The credit swap market has been transformed from a small, niche segment of the capital markets to a global market that is rapidly growing with diverse product applications and a wide range of participants. The notional amount referenced by outstanding credit swaps (excluding asset swaps) is estimated by the British Bankers Association, a trade association in the banking and financial services industry, and the International Swaps and Derivatives Association, Inc., or ISDA, to have grown from $180.0 billion at December 31, 1997, to $3.6 trillion at December 31, 2003. There are approximately 1,200 Reference Entities that have investment grade credit ratings by both S&P and Moody's. We believe that the credit swap market will continue to grow as commercial and investment banks and other credit portfolio managers more actively manage their credit and investment portfolios.

Competitive Strengths

We believe we are well-positioned to continue to compete effectively in the credit swap market. The following are our competitive strengths:

Highest Available Counterparty Credit Ratings.   Primus Financial has a AAA ("extremely strong") counterparty credit rating from S&P and a Aaa ("exceptional") counterparty credit rating from Moody's, the highest of their respective twenty-one rating levels. These ratings are based on an analysis of the risks of Primus Financial's business of selling credit swaps in relation to its capital.

Experienced Management Team with Strong Market Relationships.   Our management team has extensive industry experience with strong and long-standing market relationships with participants and counterparties in the credit swap market.

Disciplined Underwriting and Risk Management.   We underwrite credit risks using a rigorous credit analysis that allows us to sell credit protection on Reference Entities that we believe offer attractive risk-adjusted returns.

Efficient and Scalable Operations.   We believe that our scalable operations enable us to leverage our management's expertise and provide opportunities to realize increased profitability as our business grows and matures.

Our competitive strengths are more fully discussed on pages 45 through 46.

Business Strategy

The major elements of our strategy are:

Continue to Expand our Credit Swap Business.    We intend to leverage our competitive strengths to continue to build a diversified credit risk portfolio and increase and efficiently utilize our capital resources to support our growth.

Maintain Primus Financial's AAA/Aaa Ratings.    We believe that having the highest ratings from S&P and Moody's gives Primus Financial the ability to attract large and growing amounts of business with a wide range of counterparties and the ability to select Reference Entities along the full spectrum of investment grade credits.

Pursue Opportunities in Complementary Businesses.    We intend to diversify our sources of revenue by expanding into complementary businesses.

The proceeds from this offering will facilitate executing our business strategy by increasing our capital resources and enabling us to expand our business, maintain our highest counterparty credit ratings and pursue opportunities in complementary businesses. In particular, we will provide at least $60.0 million of proceeds received from this offering to Primus Financial to enhance its capital and enable it to sell additional credit swaps.

Our business strategy is more fully discussed on page 46.

Risks Relating to Our Business and this Offering

As part of your evaluation of an investment in our common shares, you should take into account the various risks to which our business is subject. We may incur significant losses on the credit protection we sell; the operating guidelines we agreed upon with the rating agencies may change and may restrict our future growth; we have only a limited operating history; and the continued perception of our creditworthiness is critical to rating agencies and our counterparties. The credit swap industry, in which we are a very recent and comparatively small entrant, is highly competitive and includes significantly more diversified and better capitalized participants. You should also be aware that there are various risks specific to owning our common shares, including the continued voting control by our existing shareholders, future potential sales by such shareholders of substantial amounts of our common shares, potential share price volatility and the significant United States income tax consequences to holders of our common shares. For more information about these and other risks, see "Risk Factors" beginning on page 8. You should consider carefully these risks before making an investment in our common shares.

Corporate Structure

We are a Bermuda company. Primus Financial is our principal subsidiary and a AAA/Aaa rated seller of credit swaps. Primus Asset Management, another of our subsidiaries, manages Primus Financial's credit swap business and intends to manage the credit swap portfolios of third parties. We also have a Bermuda registered financial guaranty insurance company, Primus Re, Ltd., or Primus Re, that offers credit insurance protection to companies that prefer insurance products to credit swaps. See "Business—Corporate Structure" for additional information regarding our structure. We are currently owned primarily by XL Insurance (Bermuda) Ltd, a subsidiary of XL Capital Ltd, Transamerica Life Insurance Company, an indirect wholly-owned subsidiary of AEGON, N.V., a Netherlands based holding company, Pacific Corporate Group/CalPERS, Radian Group Inc. and management. Executives of our institutional shareholders serve on our board of directors and these directors provide us valuable assistance and expertise in conducting and expanding our business.

Our registered office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number is 441-296-0519. The offices of our principal operating subsidiary, Primus Financial, are located at 360 Madison Avenue, 23rd Floor, New York, New York 10017 and its telephone number is 212-697-2227.

Recent Events

On July 23, 2004, Primus Financial issued $75.0 million of AAA/Aaa rated subordinated deferrable interest notes with a 30-year maturity to increase its capital base in order to permit it to sell additional credit swaps.

Potential Conflicts

Some of our principal shareholders sell products and offer services that compete with ours. In addition, they may hire us to provide credit risk advisory and asset management services. Our board of directors monitors transactions with our principal shareholders and their affiliates to ensure that such transactions are conducted on an arm's-length basis. Additionally, our directors customarily recuse themselves when transactions with our shareholders with whom they are associated are discussed or approved by the board of directors. For more information concerning the potential conflicts that may arise, please see the section "Business—Potential Conflicts With Certain Shareholders".

Notice to United States Investors—Tax Consequences of Owning Our Common Shares

We and our subsidiary, Primus Barbados, are likely to be and remain passive foreign investment companies, or PFICs, for United States federal income tax purposes. There are potentially adverse United States federal income tax consequences of investing in a PFIC for a shareholder who is a United States taxpayer. These consequences include the following:

•	if a shareholder makes a qualified electing fund election, or QEF election, with respect to Primus Guaranty and Primus Barbados, the shareholder will have to include annually in his or her taxable income an amount reflecting an allocable share of the income of Primus Guaranty or Primus Barbados, regardless of whether dividends are paid by Primus Guaranty to the shareholder;

•	if a shareholder makes a mark-to-market election with respect to Primus Guaranty, the shareholder will have to include annually in his or her taxable income an amount reflecting any year-end increases in the price of our common shares, regardless of whether dividends are paid by Primus Guaranty to the shareholder; it is unclear how such an election would affect the shareholder with respect to Primus Barbados; and

•	if a shareholder does not make a QEF election or a mark-to-market election, he or she may incur significant additional United States federal income taxes with respect to dividends on, or gain from, the sale or other disposition of, our common shares, or with respect to dividends from Primus Barbados to us, or with respect to our gain on any sale or other disposition of Primus Barbados shares.

Please review carefully "Risk Factors—Risks Related to Taxation" and "Tax Considerations—Taxation of Shareholders—United States Holders—Passive Foreign Investment Companies".

Prospective investors are urged to consult their own tax advisors concerning their particular circumstances and the United States federal, state, local, and non-United States tax consequences to them of owning and disposing of our common shares. In particular, prospective United States holders of our common shares are urged to consult with their tax advisors as to the tax consequences of holding shares of PFICs directly and indirectly (in the case of Primus Barbados) and the possible advisability of electing to have each of Primus Guaranty and Primus Barbados treated as a "qualified electing fund", or QEF, or of making a mark-to-market election with respect to Primus Guaranty.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or insufficient information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

The Offering

Common shares offered by Primus Guaranty	shares

Common shares offered by selling shareholders	shares

Common shares to be outstanding after this offering	shares

Use of proceeds	We intend to use a portion of the net proceeds from this offering to provide at least $60.0 million in additional capital to Primus Financial to expand its capacity to enter into credit swaps and to use the remainder as working capital and for general corporate purposes, including expanding our credit swap business and pursuing opportunities in complementary businesses. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

Dividend policy	We do not intend to pay dividends on our common shares for the foreseeable future. We plan to retain our earnings for use in the operation of our business and to fund future growth.

Proposed New York Stock Exchange symbol	"PRS"

Except as otherwise indicated, the number of common shares stated to be outstanding after this offering gives effect to the common shares being sold by us in this offering, a one for 8.1 reverse share split that we intend to effect immediately prior to the completion of this offering (with fractional shares being repurchased by us) and the automatic conversion of all outstanding shares of our Series A preferred shares into an aggregate of 29,583,148 common shares upon completion of this offering. Such number of common shares excludes:

•	525,295 common shares issuable upon exercise of options outstanding as of August 13, 2004, under our 2002 stock incentive plan, with a weighted average exercise price of $8.76 per share;

•	1,397,280 common shares issuable upon exercise of warrants outstanding as of August 13, 2004, with an exercise price of $5.25 per share and an expiration date of March 14, 2007;

•	719,303 common shares issuable upon exercise of restricted share units outstanding as of August 13, 2004; and

•	additional common shares reserved for issuance under our employee incentive plan.

You should read the discussion under "Management—Share Option and Other Benefit Plans" for additional information about our employee option plans.

There has been no public market for our common shares prior to this offering. We and the underwriters will negotiate the initial public offering price at which our common shares will be sold in this offering. Factors that we and the underwriters will consider include: prevailing conditions in the securities markets at the time of this offering; the history of and prospects for our industry; an assessment of our management; our present operations; our historical results of operations; the trend of our revenues and earnings; our earnings prospects; recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and any other relevant factors.

We cannot be sure that the initial public offering price will correspond to the price at which the common shares will trade in the public market following this offering or that an active trading market for the common shares will develop and continue after this offering.

Summary Historical Financial Data

The following tables summarize our historical financial and operating data as of the dates or for the periods indicated. We derived the summary for each of the three years ended December 31, 2003, 2002 and 2001 from our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or United States GAAP, and audited by Ernst & Young LLP. The statement of operations data for the six months ended June 30, 2004 and 2003, and the balance sheet data as of June 30, 2004, are derived from, and are qualified by reference to, our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. The results of operations for prior accounting periods are not necessarily indicative of the results to be expected for any future accounting periods. Until March 2002, we were in a development stage. We were capitalized on March 14, 2002 and began to sell credit swaps in June 2002. You should read this summary in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
($ in thousands, except per share data)
Consolidated Statement of Operations:
Revenues:
Net credit swap revenue	$2,835	$57,746	$103,326	$14,761	$—
Interest income earned	1,368	1,308	2,617	1,610	2
Other income	236	54	107	12	—
Total revenues	$4,439	$59,108	$106,050	$16,383	$2
Expenses:
Employee compensation	$7,284	$5,032	$11,701	$8,156	$1,020
Other expenses	3,979	6,076	14,196	11,042	1,769
Total expenses	$11,263	$11,108	$25,897	$19,198	$2,789
Distributions on preferred securities of subsidiary	$(1,147)	$(832)	$(1,854)	$—	$—
Income (loss) before benefit (provision) for income taxes	$(7,971)	$47,168	$78,299	$(2,815)	$(2,787)
Benefit (provision) for income tax	(117)	(105)	172	(254)	—
Net income (loss)	$(8,088)	$47,063	$78,471	$(3,069)	$(2,787)
Per Share Data:
Earnings (loss) per share:
Basic	$(2.44)	$18.63	$31.57	$(1.22)	$(1.13)
Diluted	$(2.44)	$1.41	$2.36	$(1.22)	$(1.13)
Book value per share:
Basic(1)	$64.50	$73.60	$84.94	$56.75	$(2.31)
Diluted(2)	$6.10	$5.47	$6.49	$4.28	$(2.31)
Weighted average number of common shares outstanding:
Basic	3,312	2,484	2,486	2,479	2,448
Diluted	3,312	33,397	33,292	2,479	2,448

	As of June 30, 2004
	Actual	Pro Forma (3)
Balance Sheet Data:
Cash and cash equivalents	$272,523	$
Short-term investments	3,441
Unrealized gain on credit swaps, at fair value	29,121
Other assets	14,948
Total assets	$320,033	$
Unrealized loss on credit swaps, at fair value	$2,664	$
Total liabilities	7,875
Preferred securities of subsidiary	98,521
Shareholders' equity	213,637
Total liabilities, preferred securities of subsidiary and shareholders' equity	$320,033	$

(1)	Book value per share is based on total shareholders' equity divided by basic common shares outstanding.

(2)	Diluted book value per share is based on total shareholders' equity plus the assumed exercise of all dilutive options and warrants divided by diluted common shares outstanding.

(3)	Gives effect to our sale of a total of common shares in this offering at an assumed public offering price of $ per share, the midpoint of the range set forth on the cover of the prospectus, and reflects the pro forma effect of the conversion of all the Series A preferred shares into 29,583,148 common shares in connection with this offering and a one for 8.1 reverse share split of our common shares to be effected immediately prior to the completion of this offering (with fractional shares being repurchased by us).

8

RISK FACTORS

Your investment in our common shares will involve some risks. You should carefully consider the following discussion of these risks, together with the other information contained in this prospectus, before deciding whether an investment in our common shares is suitable for you.

The risks and uncertainties described in this prospectus are not the only risks we face. However, these are the risks our management believes are material. Additional risks not presently known to us or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could have a significant or material adverse effect on our results of operations or financial condition, and a corresponding decline in the market price of our common shares.

Risks Related to our Business

The failure to manage effectively the risk of credit losses could have a material adverse effect on our financial condition, results of operations and credit ratings.

We cannot assure you that any of the loss mitigation methods we use in managing our credit swap portfolio will be effective. If, for example, multiple credit defaults or other credit events that exceed our expectations occur within a short time period, the payments we would be required to make under the related credit swaps could materially and adversely affect our financial condition, results of operations and credit ratings. Many of Primus Financial's credit swaps are new and the underlying Reference Entities may not have had time to exhibit problems. Moreover, even though we may identify a heightened risk of default with respect to a particular Reference Entity, our ability to limit our losses, such as through hedging or terminating the credit swap, before a default or other credit event actually occurs could be limited by inadequate liquidity in the credit swap market. We also intend to enter into new businesses, including selling credit swaps referencing obligations of Reference Entities that are below investment grade, which may not have the same or similar loss limitation methods. We have not initially sold credit swaps on Reference Entities that are below investment grade. There can be no assurance that we will be able to manage higher risks of credit losses effectively or that any of our existing loss mitigation methods will be effective in any of these new businesses.

Primus Financial's operating guidelines and S&P's and Moody's capital requirements are subject to change and may limit our growth. Additionally, a decline in our current counterparty credit ratings from S&P and Moody's would likely have a material adverse impact on our business and cause our revenues and earnings to decrease.

In order to obtain and maintain its counterparty credit ratings, Primus Financial has adopted operating guidelines, the terms of which have been agreed upon with S&P and Moody's. We cannot assure you that S&P and Moody's will not require changes to Primus Financial's operating guidelines or that, if such changes are made, Primus Financial will be able to comply with them. For example, if S&P and Moody's were to require Primus Financial to maintain additional capital to retain its AAA/Aaa ratings, we cannot be certain that we could raise additional capital when needed. Moreover, if Primus Financial suffers losses to such an extent that it is not in compliance with the capital criteria of its operating guidelines and it is not able to cure the capital deficiency in a timely manner, its operating guidelines require it to cease entering into new credit swaps (except for limited hedging transactions, as described in the operating guidelines). If the foregoing occur, S&P and Moody's could reduce or withdraw their AAA/Aaa credit ratings of Primus Financial which, in turn, would likely have a material adverse effect on our business and our financial performance.

We are dependent on counterparties' perception of our creditworthiness.

In establishing relationships, Primus Financial's counterparties generally analyze its financial condition prior to entering into a credit swap, establish credit limits, and monitor the appropriateness of these limits on an ongoing basis to limit the risk that it will be financially unable to make payments in accordance with the credit swap. Once a counterparty reaches its credit exposure limit to Primus Financial, the counterparty may not enter into any additional transactions with Primus Financial until the counterparty credit limit is increased. In the event these counterparty credit limits are not increased as Primus Financial's credit swap portfolio expands or if limits are reduced, our financial performance would suffer. In addition, while there are buyers of credit swaps, such as our existing counterparties, that do not require us to post collateral, there are some buyers, including some of the leading participants in the credit swap market, that require even the highest rated counterparties from which they purchase credit swaps to post collateral. As of June 30, 2004, none of our existing counterparties have required us to post collateral. Under the operating guidelines agreed to with S&P and Moody's, Primus Financial cannot enter into credit swaps with any counterparty that would require it to post collateral. If our existing counterparties were to require us to post collateral, it may have a material adverse effect on us and our financial condition and restrict our growth.

We depend on a limited number of key executives.

The loss of any of our key personnel, including Thomas Jasper, our chief executive officer, and other individuals listed in the "Management" section of this prospectus, many of whom have long-standing relationships with our counterparties, could have a material adverse effect on us. As our business develops and expands, we believe that our success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that we will continue to be able to employ key personnel or that we will be able to attract and retain qualified personnel in the future. We do not have "key person" life insurance to cover our executive officers. We have employment contracts with all of our executive officers. See "Management—Employment Agreements". Failure to retain or attract key personnel could have a material adverse effect on us.

We have a limited operating history, and our future performance is uncertain.

We and our subsidiaries are relatively new companies with a narrow business focus and limited operating histories. As a result, there is limited historical financial and operating information available to help you evaluate our past performance or to make a decision about an investment in our common shares. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. New companies must successfully develop business relationships, establish operating procedures, hire staff, install management information and other systems, establish facilities and obtain licenses, as well as take other steps necessary to conduct their intended business activities. As a result of these risks, it is possible that we may not be successful in implementing our business strategy or in completing the development of the infrastructure necessary to run our business. In addition, because of our limited operating history, our historical financial results may not accurately predict our future performance. Because of our narrow business focus, our financial results are more sensitive to changes and downturns within our industry than companies with more diversified lines of business. For example, as a result of industry factors or factors specific to us, we may have to alter our anticipated methods of conducting our business, such as the nature, amount and types of risks we assume.

Our financial results depend on certain market conditions and growth in the credit swap market which are not within our control.

Our financial results depend to a significant degree upon the premiums that we receive on credit swaps in our portfolio. Historically, these premiums have been a function of credit spreads that change over time as a result of a variety of factors which we do not control, including changes in the overall economy, supply and demand conditions in the credit swap market and other factors affecting the corporate credit markets in general. If a low credit swap premium environment develops and persists, we may not be able to achieve profitable growth, which may have a material adverse effect on our financial condition and our results of operations. In addition, there can be no assurance that the credit swap market will continue to grow as it has historically or at all or that it will not decline. Any such decline could have a material adverse effect on our business and financial condition and restrict our growth.

Variations in credit swap premiums could cause our earnings to be inconsistent and our share price to fluctuate significantly.

Any event causing credit swap premiums to widen or tighten on an underlying Reference Entity in our portfolio will affect the fair value of related credit swaps and may increase the volatility of our earnings and, in turn, our share price. Common events that may cause our credit swap premiums to fluctuate include changes in national or regional economic conditions, industry cyclicality, credit events within an industry, changes in a Reference Entity's operating results, credit rating, cost of funds, management or any other factors leading investors to revise expectations about a Reference Entity's ability to pay principal and interest on its debt obligations when due. Changes in fair value of our credit swaps are recorded as unrealized gains or losses in our consolidated income statement. In 2003, a decline in premium levels caused an increase in the fair value of our credit swap portfolio which resulted in net unrealized gain of $46.7 million, or 44.3% of our consolidated revenues for the year ended December 31, 2003. Wide fluctuations in the premium levels that we receive on credit swaps in our portfolio may have a material effect on our reported results of operations. For example, for the six months ended June 30, 2004, increasing premium levels on credit swaps in our portfolio caused a decrease in the fair value of our credit swap portfolio which contributed to a net unrealized loss of $20.1 million.

We may require additional capital in the future which may not be available on favorable terms or at all.

If we require additional capital, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the common shares offered hereby. If we cannot obtain adequate capital, our business, results of operations and financial condition could be adversely affected.

Certain of our existing shareholders control us and will continue to control us after this offering.

After the offering, our principal shareholders, directors and executive officers and entities affiliated with them will own     % of our outstanding common shares (including              shares issuable within 60 days of                     , 2004 upon the exercise of warrants, restricted share units and options). As a result, these existing shareholders will continue, collectively, to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate action submitted to our shareholders for approval, including potential mergers, amalgamations or acquisitions, asset sales and other significant corporate transactions. These existing shareholders will also have sufficient voting power to amend our organizational documents. We cannot assure you that the interests of our existing shareholders will coincide with the interests of other holders of our common shares. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce our share price.

The commercial and investment activities of some of our existing shareholders may compete with our business.

Certain of our existing shareholders engage in commercial activities and enter into transactions or agreements with us or in competition with us. Some of our existing shareholders or their affiliates may in the future sponsor other entities engaged in the credit swap business, some of which may compete with us. Certain of our existing shareholders and their affiliates have also entered into agreements with and made investments in numerous companies that may compete with us. Our existing shareholders may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our existing shareholders continue to own a significant amount of our outstanding common shares, they will continue to be able to influence strongly or effectively control our decisions.

We do not intend to pay cash dividends on our common shares for the foreseeable future.

We do not intend to pay cash dividends on our common shares for the foreseeable future. We intend to retain all available funds for use in the operation and expansion of our business. Additionally, we are a holding company with no operations or significant assets other than our ownership of all of our subsidiaries. There are certain restrictions on Primus Financial contained in its operating guidelines which could affect the ability of Primus Guaranty to pay dividends in future years. The payment of dividends and making of distributions by each of Primus Guaranty and Primus Re is limited under Bermuda law and regulations. Any determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant. See "Tax Considerations" for other consequences of owning our common shares.

We may not be able to continue to compete in the credit swap market.

The credit swap market is highly competitive. We face competition from providers of similar products, including certain insurance companies and affiliates of our shareholders, and, to a limited extent, the credit swap dealers of commercial and investment banks. Many of these competitors are more established, have substantially greater financial resources than we do and have established ongoing relationships with market participants giving them ready access to the credit swap marketplace. In addition, while there are significant business obstacles to overcome in establishing a similar enterprise to ours, there are no regulatory impediments for any new entrants to the credit swap market. To the extent new participants enter the credit swap market, competition may intensify. While we believe we have a number of competitive advantages over new entrants, there can be no assurance that increased competition will not materially adversely affect our business and financial condition.

We cannot assure you that we will not incur losses as we begin selling credit swap protection on tranches of pools of obligations of Reference Entities and selling credit swaps for non-investment grade obligations. We also cannot assure you that we will not incur losses as we continue to purchase credit protection.

We cannot assure you that we will not incur losses when we begin selling credit swap protection on tranches of pools of obligations of Reference Entities. Additionally, we may enter into the credit swap market for non-investment grade obligations where the risk of credit losses is typically higher than in our existing business. If we do not accurately analyze the Reference Entity credit risks and assess the risks and leverage associated with selling credit protection for tranches of these pools, then we may suffer unexpected losses, which could adversely affect our results of operations and our credit ratings.

We have recently started on a limited basis to purchase credit swap protection to take advantage of short-term market fluctuations. The notional amount outstanding on credit swaps we purchased as short-term investments was $217.1 million at June 30, 2004. This is a different activity from our normal course investing activity and is highly dependent on the absolute level of credit swap premiums, premium volatility and credit selection. We have a limited track record in purchasing protection and our performance to date has only added marginally to our net income. We cannot predict that opportunities will exist for us to buy protection nor can we assure you that we will not incur losses from this activity.

There can be no assurance that our diversification strategy will be effective or profitable.

We may experience delays, regulatory impediments and other complications in implementing our diversification strategy that could reduce our profitability and ultimately cause the strategy to fail. This may include obtaining rating agency approvals and required licenses and registrations, adapting our technology platform, hiring personnel and raising capital. We plan to diversify through the development and marketing of ancillary businesses, such as asset management for third parties and, in select instances, by acquisition. Each new business line requires the investment of additional capital and the significant involvement of our senior management to acquire or develop a new line of business and integrate it with our operations.

We may have difficulty executing our growth strategy and managing our growth effectively.

Continuing to grow our business will require increased investment in personnel and the assumption of risks that may be greater than we have previously assumed. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our gross margin, and our future profitability, will be adversely affected.

We may be adversely affected by foreign currency fluctuations.

We enter into credit swaps under which we are obligated to pay losses in currencies other than United States dollars. We may, from time to time, experience losses from fluctuations in the values of non-United States currencies, which could significantly affect our results of operations. Credit swap premiums on Euro-denominated credit swaps are paid to us in Euros and we do not convert such premiums into United States dollars. However, all of our capital is United States dollar-denominated. We cannot assure you that the credit swap premiums retained will be sufficient to cover Euro-denominated losses and that we will not incur significant conversion costs in order to cover such losses.

Our operations may become subject to increased regulation under federal and state law or existing regulations may change, which may result in administrative burdens, increased costs or other adverse consequences for us.

There can be no assurance that new legal or administrative interpretations or regulations under the United States commodities and securities laws, or other applicable legislation on the federal or state levels, or in Bermuda or other applicable jurisdictions, will not result in administrative burdens, increased costs, or other adverse consequences for us. Periodically, proposals have been made in Congress to enact legislation that would increase regulation of the credit swap market. We cannot predict what restrictions any such legislation, if adopted, would impose and the effect those restrictions would have on our business. In addition, federal statutes allocate responsibility for insurance regulation to the states and state insurance regulators may interpret their state insurance laws to include credit swaps as insurance contracts subject to regulation. Again, we cannot predict what effect any such regulation would have on our business.

Credit swap buyers typically use credit swaps to manage risk and regulatory capital requirements that limit their credit exposure to a Reference Entity. Regulatory changes that modify the permissible limits of credit risk exposure, or affect the use of credit swaps to reduce risk, may have a material adverse effect on our business.

In addition, we believe that we are not required to be registered as an "investment company" under the Investment Company Act of 1940. If we are required to so register as an investment company, we would have to comply with a variety of restrictions, including limitations on our capital structure, restrictions on our investments, prohibitions on transactions with affiliates and compliance requirements that could limit our growth and increase our costs. There is no assurance that we could function effectively if we are required to register as an investment company.

Risks Related to Taxation

Our status as a PFIC may result in significant additional tax costs for shareholders who are
United States taxpayers.

Primus Guaranty and Primus Barbados are likely to be and remain PFICs for United States federal income tax purposes. There are potentially adverse United States federal income tax consequences of investing in a PFIC for a shareholder who is a United States taxpayer. These consequences include the following: (1) if a shareholder makes a QEF election with respect to Primus Guaranty and Primus Barbados, the shareholder will have to include annually in his or her taxable income an amount reflecting an allocable share of the income of Primus Guaranty or Primus Barbados, regardless of whether dividends are paid by Primus Guaranty to the shareholder, (2) if a shareholder makes a mark-to-market election with respect to Primus Guaranty, the shareholder will have to include annually in his or her taxable income an amount reflecting any year-end increases in the price of our common shares, regardless of whether dividends are paid by Primus Guaranty to the shareholder (moreover, it is unclear how such an election would affect the shareholder with respect to Primus Barbados), and (3) if a shareholder does not make a QEF election or a mark-to-market election, he or she may incur significant additional United States federal income taxes with respect to dividends on, or gain from, the sale or other disposition of, our common shares, or with respect to dividends from Primus Barbados to us, or with respect to our gain on any sale or other disposition of Primus Barbados shares. See "Tax Considerations—Taxation of Shareholders—United States Holders—Passive Foreign Investment Companies."

If we are found to be engaged in a United States business, we may be liable for significant
United States taxes.

We believe that Primus Guaranty and Primus Barbados, both directly and through Primus Barbados' indirect ownership interest in Primus Financial (which for United States federal income tax purposes is treated as a partnership interest), will operate their businesses in a manner that should not result in their being treated as engaged in a trade or business within the United States. In particular, we believe that the sales of credit swaps by Primus Financial are best treated as transactions of an investor or trader and thus should not be treated as the conduct of a United States trade or business. Consequently, we do not expect to pay United States corporate income or branch profits tax on Primus Financial's income. However, because the determination of whether a foreign corporation is engaged in a trade or business in the United States is inherently factual and there are no definitive standards for making such a determination, there can be no assurance that the United States Internal Revenue Service, or IRS, will not contend successfully that Primus Guaranty, Primus Barbados or Primus Financial are engaged in a trade or business in the United States. The maximum combined rate of United States corporate federal, state and local income tax that could apply to Primus Financial or Primus Barbados, were they found to be engaged in a United States business in New York City and subject to income tax, is approximately 46%. This combined income tax rate does not include United States branch profits tax that would be imposed on Primus Barbados were Primus Financial found to be engaged in a United States business and deemed to be making distributions to Primus Barbados. The branch profits tax, were it to apply, would apply at the rate of 30% on amounts deemed distributed, unless Primus Barbados then qualified for the benefits of the Barbados tax treaty with the United States, which would reduce the rate to 5%. The United States and Barbados recently executed a Second Protocol to amend the treaty, which is subject to ratification before becoming effective. If the Second Protocol becomes effective, Primus Barbados would not qualify for the treaty benefits discussed above and, if then subject to the branch profits tax, would be subject to the branch profits tax at a rate of 30%. See "Tax Considerations—Taxation of Primus Guaranty and its Subsidiaries—United States Taxation—Primus Guaranty, Primus Barbados and Primus Financial."

If the IRS successfully challenges the treatment Primus Financial has adopted for its credit swap transactions, the timing and character of taxable income recognized by Primus Financial could be adversely affected.

Consistent with its treatment of the credit swaps sold by Primus Financial as the sale of options for United States federal income tax purposes, we have determined that in general Primus Financial will recognize income or loss as a protection seller only upon default or termination of the credit swaps. There is no definitive authority in support of the treatment by Primus Financial of its credit swaps as options for United States federal income tax purposes, and we do not intend to seek a ruling from the IRS on this point. In addition, the IRS has been studying the treatment of derivative transactions generally, including credit swaps and has recently issued a notice requesting submissions from taxpayers regarding the manner in which they conduct their credit swap activities and indicating that the United States Department of the Treasury and the IRS are contemplating issuing specific guidance in this area. No assurance can be given as to whether or when such guidance may be issued, whether it would be applied retroactively or whether it will be adverse to Primus Financial. Certain proposals under discussion could be inconsistent with the tax treatment adopted by Primus Financial. If the IRS were to assert successfully that the credit swaps sold by Primus Financial should be treated differently or these proposals were adopted, (1) the timing of the income recognized by Primus Financial could be accelerated, (2) the character of this income could be altered and (3) Primus Barbados, as a non-United States person, could be subject to United States income or withholding tax at the rate of 30%. In addition, were these changes in character to apply and were Primus Barbados (through its investment in Primus Financial) found to be engaged in a United States trade or business, Primus Barbados's recognition of taxable income would be accelerated. See "Tax Considerations—Taxation of Primus Guaranty and its Subsidiaries—United States Taxation—Primus Guaranty, Primus Barbados and Primus Financial."

Prospective investors are urged to consult their own tax advisors concerning their particular circumstances and the United States federal, state, local, and non-United States tax consequences to them of owning and disposing of our common shares.

Risks Related to Our Status as a Bermuda Company

All references in this section to Primus Guaranty do not include its combined operations.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

Because Primus Guaranty is organized under the laws of Bermuda, it may not be possible to enforce court judgments obtained in the United States against Primus Guaranty based on the civil liability provisions of the federal or state securities laws of the United States in Bermuda or in countries other than the United States where Primus Guaranty has assets. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against Primus Guaranty or its directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States, or would hear actions against Primus Guaranty or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities law, would not automatically be enforceable in Bermuda. There are grounds upon which a Bermuda court may not enforce the judgments of United States courts and some remedies available under the laws of United States jurisdictions, including some remedies available under United States federal securities laws, may not be permitted under Bermuda courts as contrary to public policy in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States where Primus Guaranty has assets. Further, no claim may be brought in Bermuda by or against Primus Guaranty or its directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda; however, a Bermuda court may impose civil liability, including the possibility of monetary damages, on Primus Guaranty or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

United States persons who own our common shares may have more difficulty in protecting their interests than United States persons who are shareholders of a United States corporation.

The Companies Act 1981, as amended, of Bermuda, or the Bermuda Companies Act, which applies to Primus Guaranty and Primus Re, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. As a result of these differences,

United States persons who own our common shares may have more difficulty protecting their interests than would United States persons who own common shares of a United States corporation. To further understand the risks associated with United States persons who own our common shares, see "Description of Share Capital—Differences between Bermuda and Delaware Corporate Law" for more information on the differences between Bermuda and Delaware corporate laws.

We may become subject to taxes in Bermuda after 2016, which may have a material adverse effect on our financial condition and operating results and on an investment in our common shares.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given each of Primus Guaranty and Primus Re an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then subject to certain limitations, the imposition of any such tax will not be applicable to Primus Guaranty, Primus Re or any of their respective operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. Since we are incorporated in Bermuda, we will be subject to changes of law or regulation in Bermuda that may have an adverse impact on our operations, including imposition of tax liability. See "Tax Considerations—Taxation of Primus Guaranty and Its Subsidiaries—Bermuda Taxation."

The effect of Bermuda's letter of commitment to the OECD to eliminate harmful tax practices is uncertain and could adversely affect our tax status in Bermuda.

A number of multinational organizations, including the Organization for Economic Cooperation and Development, the European Union, the Financial Action Task Force and the Financial Stability Forum, have all recently identified some countries as not participating in adequate information exchange, engaging in harmful tax practices or not maintaining adequate controls to prevent corruption, such as money laundering activities. The Organization for Economic Cooperation and Development, which is commonly referred to as the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report published in June 2000, Bermuda was not listed, and continues not to be listed as an "uncooperative tax haven" because it had previously signed a letter committing itself to eliminate harmful tax practices by the end of 2005, and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. However, it is possible that the OECD could change its view in the future and decide to list Bermuda as an uncooperative tax haven, or that one of the other multinational organizations could take a different view from the OECD and decide to recommend sanctions against Bermuda. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes and reduce our net income.

Risks Related to this Offering

We cannot predict how actively our common shares will trade, the possible volatility of our share price or the effect that these factors may have on the value of the common shares you purchase in this offering.

The public offering price of our common shares offered by this prospectus will be determined by negotiation between us and the representatives for the underwriters. The price of our common shares after this offering may fluctuate widely. The reasons for these fluctuations may include the investment community's perception of our prospects and of our industry in general. Differences between our actual operating results and those expected by investors and analysts and changes in analysts' recommendations or projections could also affect the price of our common shares. Other factors potentially causing volatility in the price for our common shares may include:

•	changes in general economic or market conditions and broad market fluctuations, particularly those affecting the prices of the common shares of companies engaged in businesses similar or related to our business;

•	how actively our common shares trade; and

•	the research reports that industry or securities analysts publish about us or our business.

We are applying to have our common shares listed on the New York Stock Exchange, or NYSE. Such a listing does not, however, guarantee that an active and liquid trading market for our common shares will develop.

Substantial future sales of our common shares in the public market could cause our share price to fall.

Additional sales of our common shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common shares to decline. Upon completion of this offering, we will have                      common shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or after this offering will be available for sale, subject to the 180-day lock-up agreements under which our directors, executive officers and all of our shareholders have agreed not to sell or otherwise dispose of their common shares in the public market, and subject to the manner of sale and notice requirements and the volume limitations on sales of shares contained in Rule 144 under the Securities Act.

Any or all of these common shares may be released prior to expiration of the 180-day lock-up period at the discretion of Lehman Brothers Inc., or Lehman Brothers. To the extent common shares are released before the expiration of the lock-up period and these common shares are sold into the market, the market price of our common shares could decline. Immediately following the 180-day lock-up period,                      of our common shares outstanding after this offering will become available for sale. The remaining common shares will become available for sale at various times thereafter upon the expiration of one-year holding periods.

In addition, beginning 180 days after this offering, the holders of approximately                      common shares will be entitled to rights to cause us to register the sale of those common shares under the Securities Act. Registration of these common shares under the Securities Act would result in these common shares, other than common shares purchased by our affiliates, becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Shares Eligible for Future Sale".

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common shares have in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $                     per share in pro forma net tangible book value, based on an assumed initial offering price of $                     per share, the midpoint of the range set forth on the cover page of this prospectus. The exercise of outstanding options and warrants may result in further dilution. See "Dilution".

Our anti-takeover provisions could prevent or delay a change of control of our company, even if a change of control would be beneficial to our shareholders, and could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.

Our Bye-laws contain provisions that may make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

For example, our Bye-laws contain the following provisions that could have such an effect:

•	election of our directors is staggered, meaning that only one-third of our directors are elected each year;

•	shareholders have only limited ability to remove directors;

•	authorization, without prior shareholder approval, to create and issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to acquire us or change our control, commonly referred to as "blank check" preferred shares;

•	our directors may decline to approve or register the transfer of any common shares on our share register if it appears to the board of directors that any adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any registered owner of our shares or its affiliates, would result from such transfer (other than such as our board of directors considers to be minimal); and

•	business combinations with persons who acquire 15% or more of our common shares without our board's approval are restricted for three years.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the common shares offered by us will be approximately $            , based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use at least $60.0 million of the net proceeds of this offering to provide additional capital to Primus Financial. The remainder of the proceeds from the offering will be used as working capital and for general corporate purposes, including expanding our credit swap business and pursuing opportunities in complementary businesses. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in United States government securities and money market instruments.

DIVIDEND POLICY

We intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. Any determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant. See "Prospectus Summary—Notice to United States Investors—Tax Consequences of Owning Our Common Shares".

We are a holding company and have no direct operations. Our ability to pay dividends depends, in part, on the ability of our subsidiaries to pay distributions to us.

Primus Financial's operating guidelines restrict the payment of dividends to once per year. The payment of dividends by Primus Financial is contingent upon a dividend payment not resulting in a capital shortfall under its operating guidelines and the dividend not exceeding 25% of Primus Financial's net income (excluding mark-to-market unrealized gains or losses on credit swaps). Primus Financial is further restricted from paying dividends under the terms of its Floating Rate Cumulative Preferred Stock, or PFP Cumulative Preferred Stock, unless all of the cumulative distributions on the PFP Cumulative Preferred Stock have been previously made or set aside. Primus Financial's $37.5 million credit facility also restricts payment of dividends by Primus Financial except as permitted by its operating guidelines. Our insurance subsidiary, Primus Re, is also subject to significant regulatory restrictions limiting its ability to declare and pay dividends.

Further, we are subject to Bermuda law and regulatory constraints that will affect our ability to pay dividends on our common shares and make other payments. Under the Bermuda Companies Act, each of Primus Guaranty and Primus Re may not declare or pay a dividend out of distributable reserves if there are reasonable grounds for believing that each of us is, or would after the payment be, unable to pay our respective liabilities as they become due; or if the realizable value of our respective assets would thereby be less than the aggregate of our respective liabilities and issued share capital and share premium accounts. See "Business—Certain Bermuda Law Considerations".

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) a one for 8.1 reverse share split to be effected immediately prior to the completion of this offering (with fractional shares being repurchased by us); and (2) the automatic conversion of all outstanding Series A preferred shares into an aggregate of 29,583,148 common shares upon completion of this offering; and

•	on a pro forma as adjusted basis to give effect to our sale of a total of common shares in this offering at an assumed public offering price of $ per share, the midpoint of the range set forth on the cover of the prospectus.

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

($ in thousands)	As of June 30, 2004
	Actual	Pro Forma	As Adjusted

Preferred shares of subsidiary	$98,521	$98,521	$

Shareholders' equity:
Common shares, $0.01 par value, 500,000,000 shares authorized, 29,288,479 shares issued and outstanding, actual; $0.081 par value, 61,728,395 shares authorized, 33,199,003 shares issued and outstanding, pro forma; $0.081 par value, 61,728,395 shares authorized, shares issued and outstanding, pro forma as adjusted	331	2,727
Additional paid-in-capital	8,569	150,081
Series A Convertible Voting Preferred Shares, $0.01 par value, 100,000,000 shares authorized, 6,212,000 shares issued and outstanding, actual; none authorized, issued and outstanding, pro forma and pro forma as adjusted	143,908	—
Warrants	612	612
Retained earnings	60,217	60,217
Total shareholders' equity	213,637	213,637
Total preferred shares of subsidiary and shareholders' equity	$312,158	$312,158	$

The number of common shares excludes:

•	525,295 common shares issuable upon exercise of options outstanding as of June 30, 2004, under our 2002 stock incentive plan, with a weighted average exercise price of $8.67 per share;

•	1,397,280 common shares issuable upon exercise of warrants outstanding as of June 30, 2004, with an exercise price of $5.25 per share and an expiration date of March 14, 2007;

•	719,303 common shares issuable upon exercise of restricted share units outstanding as of June 30, 2004; and

•	additional common shares reserved for issuance under our employee incentive plan.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common shares outstanding. Investors participating in this offering will incur immediate, substantial dilution.

Our net tangible book value at June 30, 2004, before adjustment for this offering, was approximately $            , or approximately $             per share, after giving effect to the conversion of all outstanding shares of our Series A preferred shares into common shares upon the closing of this offering. After giving effect to the sale of common shares in this offering, at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated offering expenses, our as adjusted net tangible book value at June 30, 2004 would have been $             or $             per share. This represents an increase in net tangible book value of $             per share to our existing shareholders and an immediate dilution (i.e., the difference between the public offering price per unit and the net tangible book value per share adjusted for this offering) at June 30, 2004 of $             per share to purchasers of the common shares offered hereby. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share at June 30, 2004	$
Increase in net tangible book value per share attributable to the new investors	$
As adjusted net tangible book value per share after this offering	$
Dilution per share to new investors	$

The above table excludes the possible exercise of 1,397,280 outstanding warrants to purchase our common shares which have an exercise price of $5.25 per share and expire on March 14, 2007.

Assuming the underwriters' over-allotment option is exercised in full, our as adjusted net tangible book value at June 30, 2004 would have been $            , or $             per share, the immediate increase in net tangible book value of shares owned by existing shareholders would have been $             per share, and the immediate dilution to purchasers of the common shares in this offering would have been $             per share.

The following table summarizes at June 30, 2004, after giving effect to the sale of            common shares at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, the number of common shares purchased from us, the total consideration paid to us for those common shares and the consideration given by the existing shareholders and by the new investors assuming approximately            common shares are outstanding:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors
Total		100.00%	$	100.00%

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present our historical financial and operating data as of the dates or for the periods indicated. We derived the data for the years ended December 31, 2003, 2002 and 2001 from our consolidated financial statements, which have been prepared in accordance with United States GAAP and audited by Ernst & Young LLP. Our historical financial statements for the years ended December 31, 2000 and 1999 have not been audited, but, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations for these periods and financial position as of those dates. The statement of operations data for the six months ended June 30, 2004 and 2003, and the balance sheet data as of June 30, 2004, are derived from, and are qualified by reference to, our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting periods. Until March 2002, we were in a development stage. We were capitalized on March 14, 2002 and began to sell credit swaps in June 2002. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
($ in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenues:
Net credit swap revenue	$2,835	$57,746	$103,326	$14,761	$—	$—	$—
Interest income earned	1,368	1,308	2,617	1,610	2	5	3
Other income	236	54	107	12	—	—	—
Total revenues	$4,439	$59,108	$106,050	$16,383	$2	$5	$3

Expenses:
Employee compensation	$7,284	$5,032	$11,701	$8,156	$1,020	$768	$47
Other expenses	3,979	6,076	14,196	11,042	1,769	2,341	954
Total expenses	$11,263	$11,108	$25,897	$19,198	$2,789	$3,109	$1,001

Distributions on preferred securities of subsidiary	$(1,147)	$(832)	$(1,854)	$—	$—	$—	$—

Income (loss) before benefit (provision) for income taxes	$(7,971)	$47,168	$78,299	$(2,815)	$(2,787)	$(3,104)	$(998)
Benefit (provision) for income taxes	(117)	(105)	172	(254)	—	—	—
Net income (loss)	$(8,088)	$47,063	$78,471	$(3,069)	$(2,787)	$(3,104)	$(998)

Basic earnings (loss) per share	$(2.44)	$18.63	$31.57	$(1.22)	$(1.13)	$(258.66)	$(83.16)
Diluted earnings (loss) per share	$(2.44)	$1.41	$2.36	$(1.22)	$(1.13)	$(258.66)	$(83.16)

Weighted average number of common shares outstanding:
Basic	3,312	2,484	2,486	2,479	2,448	12	12
Diluted	3,312	33,397	33,292	2,479	2,448	12	12

	As of June 30,		As of December 31,
	2004	2003	2003	2002	2001	2000	1999
($ in thousands, except per share data)
Balance Sheet Data:
Assets
Cash and cash equivalents	$272,523	$236,255	$257,967	$220,975	$136	$138	$123
Short-term investments	3,441	—	3,968	—	—	—	—
Unrealized gain on credit swaps, at fair value	29,121	31,250	46,594	5,705	—	—	—
Fixed assets and capitalized software	6,600	11,307	7,124	12,322	—	—	—
Other assets	8,348	5,368	5,776	5,859	—	—	—
Total assets	$320,033	$284,180	$321,429	$244,861	$136	$138	$123

Liabilities and shareholders' equity
Unrealized loss on credit swaps, at fair value	$2,664	$22	$68	$5,918	$—	$—	$—
Other liabilities	5,211	2,810	8,002	5,191	6,981	4,328	1,208
Total liabilities	$7,875	$2,832	$8,070	$11,109	$6,981	$4,328	$1,208

Preferred securities of subsidiary	$98,521	$98,521	$98,521	$98,521	$—	$—	$—

Shareholders' equity
Common Stock	$331	$218	$230	$208	$240	$12	$12
Convertible Preferred Stock	143,908	143,908	143,908	143,908	12	—	—
Retained earnings (accumulated deficit)	60,217	36,897	68,305	(10,166)	(7,097)	(4,310)	(1,205)
Additional paid-in-capital	8,569	735	1,325	211	—	108	108
Warrants	612	1,070	1,070	1,070	—	—	—
Total shareholders' equity (deficit)	$213,637	$182,827	$214,838	$135,231	$(6,845)	$(4,190)	$(1,085)

Total liabilities, preferred securities of subsidiary and shareholders' equity	$320,033	$284,180	$321,429	$244,861	$136	$138	$123

Per Share Data:
Book value per share(1)	$64.50	$73.60	$84.94	$56.75	$(2.31)	$(349.17)	$(90.42)
Diluted book value per share(2)	$6.10	$5.47	$6.49	$4.28	$(2.31)	$(349.17)	$(90.42)

(1)	Book value per share is based on total shareholders' equity divided by basic common shares outstanding. For years prior to 2001, the only shares issued were 12,000 common shares, par value $1.00 per share, issued to the founder. This total has not been adjusted for the reverse share split.

(2)	Diluted book value per share is based on total shareholders' equity plus the assumed exercise of all dilutive options and warrants divided by diluted common shares outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see "Special Note Regarding Forward-Looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

Our principal business is selling credit protection under which we assume the risk of default on investment grade credit obligations through our subsidiary, Primus Financial. Primus Financial has the highest counterparty credit ratings offered by S&P (AAA) and Moody's (Aaa) and is managed by an experienced team of professionals who have expertise in credit analysis, trading, risk management and market analysis.

In exchange for a fixed quarterly premium we agree, upon a payment default or other credit event (e.g., bankruptcy, moratorium or repudiation) affecting a Reference Entity, to pay a counterparty the notional amount for a specified debt obligation of the Reference Entity. Under these circumstances, the obligation is likely to have a market value of substantially less than par and we would incur an economic loss as a result. We monitor the credit swap market and the credit quality of individual Reference Entities on a continuous basis. If we believe there is an increased probability of a Reference Entity credit event, we may offset our risk through the purchase of credit swaps with respect to the specific Reference Entity or by terminating the related credit swaps we have sold. As of June 30, 2004, we had not suffered a credit event on any credit swap we have sold and our purchases of credit swaps to offset risk have been limited in scope. Further details are included in our discussion of operating results.

The market for credit swaps and, consequently, market credit swap premium levels are affected by a number of factors, including defaults by Reference Entities, volatility in the capital markets, economic conditions, changes in interest rates and political uncertainties. During 2002, market credit swap premium levels were generally high compared with historical averages. This presented us with an opportunity to sell credit swaps at attractive levels and, by December 31, 2002, the notional amount of our outstanding portfolio of credit swaps was $4.6 billion. However, throughout 2003 there was a fairly steady decline in market credit swap premium levels. The decline in market credit swap premium levels increased the fair value of our credit swap portfolio as the swaps we had written during 2002 and the early part of 2003 appreciated in value. During 2003, we slowed the pace of portfolio growth as the market credit swap premium levels became less attractive relative to the risks borne. At December 31, 2003, Primus Financial had $6.4 billion (in notional amount) of credit swaps outstanding with a weighted average remaining life of 2.8 years. In the first half of 2004, we have seen a general increase in market credit swap premium levels. This has presented more attractive opportunities to sell credit swaps and we have increased the pace of portfolio growth in 2004. At June 30, 2004, Primus Financial had $8.7 billion of credit swaps outstanding with a weighted average remaining life of 2.8 years.

We expanded the range of our activities in 2003 to include the sale of Euro-denominated credit swaps, the purchase of credit swaps as short-term investments and the sale of financial guaranty insurance protection. We started selling Euro-denominated credit swaps in February 2003 and by June 30, 2004, Euro-denominated credit swaps comprised 24.0% of the notional amount of our credit swap portfolio. Toward the end of 2003, we also began to purchase credit swaps as short-term investments by buying credit swaps on selected Reference Entities at, we believe, relatively low credit swap premium levels with the expectation that the credit swap premium levels on these Reference Entities will rise. If the premium levels rise, we will be able to terminate the credit swaps at a gain. At June 30, 2004, we had purchased credit swaps as short-term investments on a notional principal amount of $217.1 million. We carry these credit swaps at fair value, using valuation techniques similar to those used for the credit swaps we have sold. Additionally, in 2003 Primus Re issued its first financial guaranty protection on a total notional amount of obligations equaling $56.5 million.

Our net income is determined primarily by the growth in our credit swap portfolio, the premium levels at which the credit swaps in our portfolio are sold, our success in developing diversified sources of revenue and the expenses we incur. The growth in our portfolio depends on the growth in the overall market for credit swaps, coupled with our willingness and capacity to assume additional credit risk with respect to particular Reference Entities, industries and countries. Our pace of growth may also be affected by our ability to continue to attract and expand counterparty lines, which are influenced by our capital resources, our credit ratings and counterparty demand for credit protection.

Market credit swap premium levels are driven by a number of factors. See "—Critical Accounting Policies—Valuation of Credit Swaps".

Our expenses have grown since we commenced business and we expect our expenses to continue to grow, both in order to implement our diversification strategy and as a result of additional costs of being a public company, such as additional reporting and governance requirements. We do not expect significant expense increases in the immediate future due to the expansion of our current lines of business.

Our net income is also significantly influenced by the periodic change in the fair value of our portfolio, based primarily on market credit swap premium levels at the time the portfolio is valued. We have experienced considerable volatility in market credit swap premium levels over time, and therefore we may experience considerable volatility in reported net income. We believe that the volatility of net income is not necessarily indicative of the underlying performance in meeting our business strategy. See "—Additional Information".

We are in the preliminary stages of evaluating selling credit swaps referencing obligations of Reference Entities that are below investment grade and have not definitely determined whether we will sell such credit swaps. Accordingly, we do not know nor are we able to predict the timing, if any, of engaging in this activity or the impact selling credit swaps referencing obligations of entities that are below investment grade will have on our results of operations.

Revenues

We record revenues or losses from our credit swaps as net credit swap revenue (loss) in our statement of operations. This item comprises the premiums earned and premium expense on credit swaps, gains or losses realized as a result of the termination of credit swaps and changes in the fair value of our credit swaps. Our experience is that considerable fluctuation may occur in the fair values of credit swaps from period to period and, as a consequence, the reader of our financial statements should not infer future results from historical net credit swap revenues or losses. See "Risk Factors—Variations in credit swap premiums could cause our earnings to be inconsistent and our share price to fluctuate significantly".

We receive premium income from the credit swaps we sell. In general, premiums are received quarterly in arrears and accrued daily into income. In accordance with United States GAAP, we carry our credit swaps on our balance sheet at their fair value. Changes in the fair value of our credit swap portfolio are recorded as unrealized gains or losses in our consolidated income statement. If a credit swap has an increase in fair value during a period, the increase will add to our net credit swap revenues for that period. Conversely, if a credit swap has a decline in fair value during the period, the decline will subtract from our net credit swap revenues for that period. Changes in the fair value of our credit swap portfolio are a function of the notional amount and composition of the portfolio and prevailing market credit swap premiums for comparable credit swaps. We generally hold the credit swaps we sell to maturity, at which point, assuming no credit event has occurred, the cumulative unrealized gains and losses on each credit swap would equal zero. In general, we aggregate the fair values of individual credit swaps by counterparty. If the aggregate total of fair values for a counterparty is a net gain, the total is recorded as a component of unrealized gains on credit swaps, at fair value. If the aggregate total of fair values for a counterparty is a net loss, the total is recorded as a component of unrealized losses on credit swaps, at fair value. Aggregation by counterparty is applied where an executed ISDA master agreement is in place with the counterparty. In instances where we do not yet have an executed ISDA master agreement with the counterparty, the fair values of individual swap transactions are recorded as components of unrealized gains or losses on credit swaps, at fair value, dependent upon whether the individual contract was at a gain or a loss. As of June 30, 2004, we did not have any counterparties with whom we had not yet executed ISDA master agreements.

As a general rule, when we sell credit default protection, it is our intention to maintain the transaction until maturity. However, there are two sets of circumstances in which we could elect to terminate transactions prior to maturity, and we monitor our portfolio on a continuing basis to assess whether those circumstances are present.

First, whenever we receive new information suggesting that the credit quality of the underlying risk has deteriorated to a material degree, we consider the possibility of terminating the transaction, usually at a loss, to avoid the larger loss that could result if the credit swap were to remain in place until a credit event occurs. The principal factor that governs our decision regarding termination in these circumstances is whether we believe that the underlying risk has become substantially greater than the level of risk we would choose to assume in entering into a new sale of credit default protection. Over our two years of operating history, we have terminated less than 1% of the notional amount of credit swaps under which we sold credit default protection due to credit considerations.

Second, we may also terminate a transaction for which we have an unrealized gain based on one or more of the following considerations: the likelihood of further gains arising from the position, our view as to whether the capital dedicated to the position could be profitably reallocated, our total exposure to a particular Reference Entity, the total size of our portfolio in relation to our capital and the total size of our swap positions and exposures with a particular counterparty which might be reduced so that they might enter into additional swaps with us. We refer to terminations effected under these circumstances as "resizing" or "rebalancing". The majority of our resizing occurred during the second and third quarters of 2003, when market credit swap premium levels had dropped dramatically from their historic 2002 highs. Over our two years of operating history, we have terminated less than 10% of credit swaps under which we sold credit default protection based on resizing or rebalancing considerations.

We terminate (or offset) a credit swap in any one of three ways. We may negotiate an agreed termination through the original counterparty (an unwind). We may negotiate an assignment and novation of our rights and obligations under the credit swap to a third party (an assignment). As an alternative to terminating a transaction, we may enter into an equal and opposite transaction with a third party under which we purchase credit default protection on terms that match the terms of the original transaction (an offset). In this last case, both sides of the position may subsequently be unwound or assigned.

In the event of an unwind or assignment, we pay or receive a cash settlement negotiated with the counterparty or assignee, based on the fair value of the credit swap contract and the accrued premium on the swap contract at the time of negotiation. The amounts we pay or receive are recorded as a realization of fair value and as a realization of accrued premiums in the period in which the termination occurs.

We invest our cash in short-term, high quality fixed income instruments. The yield on our investments is a function of market interest rates at the time of investment as well as the type, credit quality and maturity of the invested assets. We invest in obligations of the United States of America or direct obligations of United States agencies rated AAA and Aaa by S&P and Moody's, respectively, commercial paper rated A-1 and P-1 by S&P and Moody's, respectively, and money market funds.

When we purchase credit protection as short-term investments, we incur the cost of paying premiums until we terminate the purchased protection. We undertake these transactions in the expectation that the market credit swap premium level for the Reference Entity will rise subsequent to our purchase of protection, but any gains upon termination may not suffice to offset the premium expense we have incurred while holding the purchased protection. Indeed, the market credit swap premium level for the Reference Entity may fall and we may incur termination losses as well as premium expenses as a result. The fair value of our credit swaps purchased will be affected by market credit swap premium levels.

Expenses

Our expenses are primarily employee compensation and other administrative expenses, including rent for our premises, professional fees and depreciation of our software and fixtures. Employee compensation expense includes salaries and benefits, cash bonuses and stock-based compensation, which is addressed further under "—Critical Accounting Policies". We expect to hire approximately five to seven people in professional positions during the remainder of 2004, with a corresponding increase in employee compensation.

Distributions on Preferred Securities and Debt Securities

Primus Financial has issued PFP Cumulative Preferred Stock that pay periodic distributions. The cost of these distributions is included in our income statement as distributions on preferred securities of a subsidiary. Further details of the nature and cost of these securities is included in our discussion of liquidity and capital resources. Over time, we expect to issue other debt and preferred securities, which will necessitate periodic interest payments and preferred distributions. Primus Financial completed the issuance of $75.0 million of subordinated deferrable interest notes on July 23, 2004 and may issue an additional $75.0 million of subordinated deferrable interest notes prior to the end of 2004.

Income Taxes

Primus Guaranty, Primus Barbados and Primus Financial are not expected to be engaged in the active conduct of a trade or business in the United States and as a result are not expected to be subject to United States federal, state or local income tax. Primus Asset Management is a United States domiciled corporation and is subject to United States federal, state and local income tax on its income, including on fees received from Primus Financial. Primus Re may be subject to United States federal, state or local income tax, or Primus Asset Management may be required to include all or part of Primus Re's income in calculating its liability for United States federal, state or local income tax, depending on the manner in which Primus Re conducts its business and the tax elections it makes. The maximum combined rate of United States corporate federal, state and local income tax that could apply to Primus Financial or Primus Barbados, were they found to be engaged in a United States business in New York City and subject to income tax, is approximately 46% (not including United States branch profits tax that would be imposed on Primus Barbados were Primus Financial deemed to be making distributions to Primus Barbados). See "Tax Considerations—Taxation of Primus Guaranty and its Subsidiaries—United States Taxation—Primus Guaranty, Primus Barbados and Primus Financial." For United States federal income tax purposes, Primus Guaranty and Primus Barbados are likely to be treated as PFICs. For more information, please see "Tax Considerations."

Critical Accounting Policies

Valuation of Credit Swaps

From the inception of our business, we have applied Statement of Financial Accounting Standards, or SFAS, 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments. SFAS 133 requires recognition of all credit swaps on the balance sheet at fair value. As a consequence of carrying our credit swaps at fair value, we are not permitted to record a reserve for anticipated losses due to credit events. The market credit swap premium levels used to determine fair value generally take into account the expectation of such events.

The fair value of the credit swaps depends on a number of factors, primarily Reference Entity credit swap premiums and interest rates. The credit swaps are valued using market-standard pricing models which calculate the net present value of differences between future premiums on currently quoted market credit swaps and the contractual future credit swap premiums on contracts we have undertaken. Our pricing model has been internally developed but is benchmarked against a market-standard model. Generally, our model uses quoted market credit swap premium data, that we purchase from an independent pricing service, on individual Reference Entities. This service takes pricing information from a number of prominent dealers and brokers in the credit swap market across a range of standard maturities and restructuring terms, and creates average market credit swap premium quotes on specific Reference Entities.

We believe there are a variety of factors that may influence market credit swap premium levels. The principal factor is the market's view of the probability that a Reference Entity will default over the multi-year horizon typical for a credit swap contract. Those views in turn are influenced by the state of the economy, the outlook for corporate profitability in general as well as the outlook for particular industries and companies. Additional factors include the magnitude of debt outstanding and debt paying capacity within those same industries and companies. One factor specific to the credit swap market is the capacity of credit swap market participants to sell credit swaps. If, for example, commercial banks are actively buying protection to manage their regulatory capital, this will tend to absorb the capacity of protection sellers and cause an increase in market credit swap premiums. Absent rapid and steep changes, interest rates have, at most, a limited effect on market credit swap premium levels.

In 2002, a number of public companies reported accounting and financial irregularities and some large companies sought bankruptcy protection. At the same time, the overall level of corporate defaults rose significantly. As a result, investors began to question the level of creditworthiness within the credit markets and became increasingly concerned about the risk of default by corporate issuers. In response, market credit swap premium levels rose to high levels that have not since been exceeded. In 2003, there were fewer prominent bankruptcies and disclosures of financial irregularities and the global economy began to improve. Consequently, market credit swap premium levels declined gradually but significantly from 2002.

Generally, in the first half of 2004, despite an improving economy, market credit swap premium levels increased, reflecting both a market-wide perception that they had fallen too low in 2003 and the fact that fewer credit swap protection sellers were willing, at those lower rates, to assume additional risk.

A decline in market credit swap premium levels generally causes an increase in the fair value of our credit swap portfolio which results in unrealized gains while an increase in market credit swap premium levels causes a decrease in fair value of the market credit swap portfolio resulting in unrealized losses. Throughout 2003, there was a fairly steady decline in credit swap premium levels, which contributed to our net unrealized gain of $46.7 million for the year ended December 31, 2003. However, during the first six months of 2004, market credit swap premium levels have generally increased which contributed to net unrealized loss of $20.1 million for the six months ended June 30, 2004.

Financial Guarantees

We have undertaken a limited amount of financial guarantee business through our subsidiary, Primus Re. Financial guarantees are insurance contracts that contingently require the guarantor to make payments to the guaranteed party. Primus Re designs its guarantee contracts to qualify as non-derivatives in accordance with the scope exception under paragraph 10d of SFAS 133 as amended by SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". We account for our financial guarantee contracts in accordance with SFAS 60, "Accounting and Reporting by Insurance Enterprises". This requires that premiums are deferred and recognized over the life of the contract and that losses are recorded in the period that they occur based on an estimate of the ultimate cost of losses incurred. Policy acquisition costs include only those expenses that relate primarily to, and vary with, premium production. No policy acquisition costs have been deferred by us to date, as any such amounts have been immaterial.

We do not actively offer financial guarantee insurance. Rather, it is an alternative we have available when a counterparty requests an insurance product instead of a credit swap. Generally, a counterparty's choice of a financial guarantee insurance contract versus a credit swap is determined by economic terms available in the marketplace as well as regulatory and accounting considerations. Also, the purchaser of an insurance contract cannot submit a claim for payment unless it has an insurable loss, whereas the purchaser of a credit swap need not have actual exposure to the underlying risk.

Internal Use Software Costs and Formation Expenses

During our development stage (through March 13, 2002), we were developing our proprietary technology. The primary applications developed were (1) capital models to support Primus Financial's AAA/Aaa counterparty ratings and (2) a transactional platform to control our credit swap activities, ranging from trade administration to support for financial accounting and reporting.

The software and related costs of developing the capital model and control platform of approximately $12.4 million were capitalized in accordance with AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These costs are being amortized over five years on a straight-line basis. Capitalized costs are reviewed periodically for impairment.

Stock-Based Employee Compensation Plans

Prior to 2003, we followed Accounting Principles Board, or APB, No. 25, "Accounting for Stock Issued to Employees". In 2003, we adopted the fair value approach on a prospective basis for recording stock-based employee compensation in accordance with the fair value method prescribed in SFAS 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". Under these rules, compensation expense is recognized based on the fair value of stock options, restricted shares and restricted share units over the related vesting period. The fair value of the stock options granted is determined through the use of a market-standard option-pricing model, which requires judgment as to appropriate volatility and interest rate factors. In the absence of a public market for our common shares, management and the board of directors estimate the market value of our common shares for all options, restricted share units and share issuances based on valuation opinions from independent valuation consultants.

Results of Operations for the Six Months Ended June 30, 2004 and 2003

We had a net loss of $(8.1) million for the six months ended June 30, 2004 as compared to net income of $47.1 million for the six months ended June 30, 2003. The decrease in net income in the period ended June 30, 2004 was primarily driven by the depreciation in the value of the credit swap portfolio in that period as market credit swap premium levels increased. The results for these periods are discussed below:

Net Credit Swap Revenue

Net credit swap revenue was $2.8 million and $57.8 million for the six months ended June 30, 2004 and 2003, respectively. Net credit swap revenue includes:

•	Net premiums earned;

•	Net realized gains (losses) on credit swaps; and

•	Net unrealized gains (losses) on credit swaps.

The table below shows the component parts of net credit swap revenue for the six months ended June 30, 2004 and 2003.

($ in thousands)	Six Months Ended June 30,
	2004	2003
Net premiums earned	$20,114	$19,238
Net realized gains on credit swaps	2,789	7,067
Net unrealized gains (losses) on credit swaps	(20,068)	31,441
Total Net Credit Swap Revenue	$2,835	$57,746

Net Premiums Earned

Net premiums earned were $20.1 million and $19.2 million for the six months ended June 30, 2004 and 2003, respectively. Net premiums earned include:

•	premium income on credit swaps sold;

•	premium expense on credit swaps purchased as short-term investments; and

•	premium expense on credit swaps purchased to offset credit risk on certain credit swaps sold.

The increase in net premiums earned was primarily driven by the increase in the portfolio of credit swaps sold in 2003 and 2004, slightly offset by the premiums paid for credit swaps purchased for short-term investment purposes in 2004. The table below shows the component parts of net premiums earned for the six months ended June 30, 2004 and 2003.

($ in thousands)	Six Months Ended June 30,
	2004	2003
Premium income on credit swaps sold	$20,408	$19,322
Premium expense on credit swaps purchased as short-term investments	(248)	—
Premium expense on credit swaps purchased to offset credit risk on certain credit swaps sold	(46)	(84)
Total Net Premiums Earned	$20,114	$19,238

Premium income on credit swaps sold was higher for the six months ended June 30, 2004 primarily as a result of the expansion in our credit swap portfolio. The notional amounts outstanding of credit swaps we sold were $8.7 billion and $6.2 billion at June 30, 2004 and 2003, respectively.

The premium expense accrued on credit swaps purchased as short-term investments was $248,000 for the six months ended June 30, 2004. This activity commenced after the first six months in 2003, and we therefore incurred no credit swap premium costs in the first six months of 2003. At June 30, 2004, the credit swap notional amount outstanding on credit swaps purchased as short-term investments was $217.1 million.

The notional amounts of credit swaps that we had purchased to offset credit risk on certain swaps sold were $5.0 million and $10.0 million at June 30, 2004 and 2003, respectively. The premium expense incurred as a result of our credit risk offset activity declined in the first six months of 2004 because the amount of credit risk offset transactions in place had declined in 2004.

Net Realized Gains (Losses) on Credit Swaps

Our business strategy is generally to hold swaps we sell until maturity. At the time we sell credit protection, we have no intention of terminating any transaction prior to maturity. However, as described in "—Revenues" above, there are circumstances in which we may terminate a credit swap prior to maturity, either as a result of credit considerations or to resize or rebalance our portfolio. We cannot identify at the outset of any credit swap transaction whether the credit swap will be terminated or otherwise disposed of prior to its maturity. If the credit swaps we terminate are at attractive market values, we are able to realize gains. Terminating transactions also allows us to accelerate premium receipts and provides for additional growth capacity within our credit swap portfolio. Over our two years of operating history, we have terminated less than 1% of the credit swaps under which we had sold credit protection, for credit considerations, and less than 10% for resizing considerations. We terminated $223.4 million and $405.0 million notional amount of credit swaps sold during the six months ended June 30, 2004 and 2003, respectively.

Where we have purchased credit protection as a short-term investment, early termination of the credit swaps is a fundamental part of the business strategy. We terminated $189.0 million notional amount of credit swaps purchased in the six months ended June 30, 2004. The purchase of credit protection as a short-term investment was commenced after June 30, 2003 and therefore no terminations took place in the first half of 2003.

Net realized gains on the early termination of credit swaps were $2.8 million and $7.1 million for the six months ended June 30, 2004 and 2003, respectively. Net realized gains for the six months ended June 30, 2004 and 2003 are summarized below:

($ in thousands)	Six Months Ended June 30,
	2004	2003
Realized gains on terminated credit swaps sold	$2,109	$7,729
Realized (losses) on terminated credit swaps sold	—	(214)
Realized (losses) on terminated credit swaps purchased to offset credit risk on certain credit swaps sold	(13)	(448)
Realized gains on terminated credit swaps purchased as short-term investments	693	—
Total Realized Gains on Credit Swaps	$2,789	$7,067

Net Unrealized Gains (Losses) on Credit Swaps

Net unrealized losses on credit swaps were $(20.1) million for the six months ended June 30, 2004 as compared to net unrealized gains of $31.4 million for the six months ended June 30, 2003. The change in unrealized gains (losses) on credit swaps reflects the change in the fair value of our credit swap portfolio and is primarily due to the increase in market credit swap premium levels experienced during the first six months of 2004. Given the breadth of the portfolio, changes in market credit swap premium levels affect its fair value. We believe credit swap premiums increased during the first six months of 2004 because of a market wide perception that premium levels had fallen too low and the fact that fewer credit swap issuers were willing, at those lower rates, to assume additional risk. (See "—Critical Accounting Policies—Valuation of Credit Swaps" and "Risk Factors—Risks Related to our Business—Variations in credit swap premiums could cause our earnings to be inconsistent and our share price to fluctuate significantly".) The unrealized gains (losses) on credit swaps sold and credit swaps purchased as short-term investments and for credit risk offset purposes for the six months ended June 30, 2004 and 2003 are summarized below:

($ in thousands)	Six Months Ended June 30,
	2004	2003
Net unrealized gains (losses) on credit swaps sold	$(20,255)	$31,375
Net unrealized gains on credit swaps purchased as short-term investments	137	—
Net unrealized gains (losses) on credit swaps purchased to offset credit risk on certain credit swaps sold	50	66
Net total Unrealized Gains (Losses) on Credit Swaps	$(20,068)	$31,441

Interest Income Earned

We had interest income of $1.4 million and $1.3 million for the six months ended June 30, 2004 and 2003, respectively. The increase in the interest income is attributable to the growth in the balances of cash equivalents and short-term investments in the first six months of 2004, compared with 2003.

Our cash, cash equivalents and short-term investments were approximately $272.5 million and $236.2 million as of June 30, 2004 and 2003, respectively. Average yields on the cash equivalent and short-term investments were 1.0% in the first six months of 2004 and 1.1% in the first six months of 2003, primarily due to a general decline in market interest rates over these periods.

Operating Expenses

Our operating expenses were $11.2 million and $11.1 million for the six months ending June 30, 2004 and 2003, respectively. Operating expenses for the six months ended June 30, 2004 and 2003 are summarized below:

($ in thousands)	Six Months Ended June 30,
	2004	2003
Employee compensation	$7,284	$5,032
Brokerage expense	364	282
Excess-of-loss insurance premium	—	727
Administrative expenses	3,615	5,067
Total Operating Expenses	$11,263	$11,108
Number of full-time employees	31	27

The increase in employee compensation over these periods was primarily due to the increase in the number of employees as the business expanded its operations coupled with an increase in the levels of compensation. Brokerage expense relates to fees paid to credit swap brokers that we use on occasion to facilitate credit swap transactions. The increase in brokerage expense was primarily due to the increase in our volume of credit swaps. The excess-of-loss insurance premium expense relates to a surety policy to cover excess credit losses, which Primus Financial acquired in March 2002 and terminated in March 2003. Administrative expenses include professional fees, banking and rating agency charges and amortization and depreciation expenses. Administrative expenses were higher for the six month period ended June 30, 2003 compared to the six month period ended June 30, 2004 primarily as a result of higher professional fees which in turn were the result of the additional cost of auditing our first year of operations. Amortization and depreciation principally relates to the amortization of our internally developed software and the depreciation of our furniture and fixtures. Software amortization decreased by approximately $294,000 for the first six months of 2004, compared with the first six months of 2003 as a result of the write-off of previously capitalized software that was no longer in active use by the company during 2003.

Income Taxes

Provisions for income taxes were $117,000 and $105,000 for the six months ended June 30, 2004 and 2003, respectively. As previously discussed, it is expected that only the income of Primus Asset Management and its subsidiary, Primus Re, are likely to be subject to United States federal, state and local income taxes. However, were Primus Barbados subject to income tax at a combined United States federal, New York State and New York City income tax rate of 46% on its United States GAAP income, then its income tax benefit would be approximately $3.1 million and its income tax expense (excluding interest and penalties) would be approximately $22.0 million for the six months ended June 30, 2004 and 2003, respectively. These figures assume that Primus Financial is not deemed to be making distributions to Primus Barbados, which distributions would subject Primus Barbados to the United States federal branch profits tax. If Primus Barbados qualifies for the benefits of the Barbados tax treaty with the United States, and is found to be subject to the branch profits tax on deemed distributions from Primus Financial, the Barbados tax treaty would reduce the rate at which the branch profits tax would apply from the 30% rate applicable in the absence of a tax treaty to a 5% rate. However, the United States and Barbados have recently executed a Second Protocol to amend the treaty, which is subject to ratification before becoming effective. If the Second Protocol becomes effective, Primus Barbados would not qualify for the treaty benefits discussed above, and, if found subject to the branch profits tax, would be subject to the branch profits tax at the rate of 30% on amounts deemed distributed. For more information, please see "Tax Considerations."

Results of Operations for the Years Ended December 31, 2003, 2002 and 2001

We were capitalized in March 2002 and started selling credit swaps in June 2002. Prior to March 2002, the company incurred development stage expenses, which are discussed further below. Since we were a development stage company prior to March 2002, comparisons of those periods to later periods are not relevant. We had net income (loss) of $78.5 million, $(3.1) million and $(2.8) million for the years ended December 31, 2003, 2002 and 2001 respectively. The increase in net income in 2003 was driven by the growth in our credit swap portfolio, coupled with the appreciation in its value.

Net Credit Swap Revenue

Net credit swap revenue was $103.3 million and $14.8 million for the years ended December 31, 2003 and 2002, respectively. Net credit swap revenue includes:

•	Net premiums earned;

•	Net realized gains (losses) on credit swaps; and

•	Net unrealized gains (losses) on credit swaps.

The table below shows the component parts of net credit swap revenue for the years ended December 31, 2003 and 2002.

($ in thousands)	Year Ended December 31,
	2003	2002
Net premiums earned	$38,958	$12,131
Net realized gains on credit swaps	17,629	2,843
Net unrealized gains (losses) on credit swaps	46,739	(213)
Total Net Credit Swap Revenue	$103,326	$14,761

Net Premiums Earned

Net premiums earned were $39.0 million and $12.1 million for the years ended December 31, 2003 and 2002, respectively. Net premiums earned include:

•	premium income on credit swaps sold;

•	premium expense on credit swaps purchased as short-term investments; and

•	premium expense on credit swaps purchased to offset credit risk on certain credit swaps sold.

Credit swaps that we sold in 2002 generated $28.5 million of the net premiums earned for the year ended December 31, 2003, as a full year's premiums were earned on those credit swaps and only a partial year of premiums was earned on the credit swaps we sold throughout 2003. The table below shows the component parts of net premiums earned for the years ended December 31, 2003 and 2002.

($ in thousands)	Year Ended December 31,
	2003	2002
Premium income on credit swaps sold	$39,112	$12,155
Premium expense on credit swaps purchased as short-term investments	(19)	—
Premium expense on credit swaps purchased to offset credit risk on certain credit swaps sold	(135)	(24)
Total Net Premiums Earned	$38,958	$12,131

The notional amounts outstanding of credit swaps we sold were $6.4 billion and $4.6 billion at December 31, 2003 and 2002, respectively. Premium income on credit swaps sold grew in 2003 as a result of the expansion in our credit swap portfolio and because premium income was only earned for a portion of 2002 as our credit swap activity began in June 2002.

The premium expense accrued on credit swaps purchased as short-term investments was $19,000 for the year ended December 31, 2003. This activity was new in 2003, and we therefore incurred no credit swap premium expense in 2002. At December 31, 2003, the credit swap notional amount outstanding on credit swaps purchased as short-term investments was $130.0 million.

The notional amounts of credit swaps that we had purchased for credit risk offset purposes were $5.0 million and $10.0 million at December 31, 2003 and 2002, respectively. The premium expense incurred as a result of our credit risk offset activity rose in 2003 because we had credit risk offset transactions in place for only a portion of 2002, whereas we had credit risk offset transactions in place throughout 2003.

Net Realized Gains (Losses) on Credit Swaps

Our business strategy is generally to hold swaps we sell until maturity. At the time we sell credit protection, we have no intention of terminating any transaction prior to maturity. However, as described in "—Revenues" above, there are circumstances in which we may terminate a credit swap prior to maturity, either as a result of credit considerations or to resize or rebalance our portfolio. We cannot identify at the outset of any credit swap transaction whether the credit swap will be terminated or otherwise disposed of prior to its maturity. If the credit swaps we terminate are at attractive market values, we are able to realize gains. Terminating transactions also allows us to accelerate premium receipts and provides for additional growth capacity within our credit swap portfolio. Over our two years of operating history, we have terminated less than 1% of the credit swaps, under which we had sold credit protection for credit considerations, and less than 10% for resizing considerations. The majority of our resizing occurred during the second and third quarters of 2003, when market credit swap premium levels had dropped dramatically from their historic 2002 highs. We terminated $977.0 million and $130.0 million of credit swaps sold during the years ended December 31, 2003 and 2002, respectively. Net realized gains on the early termination of credit swaps were $17.6 million and $2.8 million for the years ended December 31, 2003 and 2002, respectively. Net realized gains increased from 2002 to 2003 as a result of an increased volume of early terminations and because the general increase in the fair value of credit swaps in 2003 enabled us to terminate transactions at higher gains. As of December 31, 2003, we had not incurred a credit event on any credit swap we had sold.

Net realized gains (losses) for the years ended December 31, 2003 and 2002 are summarized below:

($ in thousands)	Year Ended December 31,
	2003	2002
Realized gains on terminated credit swaps sold	$18,313	$3,145
Realized losses on terminated credit swaps sold	(264)	(302)
Realized gains on terminated credit swaps purchased as short-term investments	28	—
Realized losses on terminated credit swaps purchased to offset credit risks on certain credit swaps sold	(448)	—
Total Realized Gains on Credit Swaps	$17,629	$2,843

Net Unrealized Gains (Losses) on Credit Swaps

Net unrealized gains on credit swaps were $46.7 million for the year ended December 31, 2003, compared with a loss of $213,000 for the year ended December 31, 2002. The increase in unrealized gains on credit swaps reflects the change in the fair value of our credit swap portfolio and is primarily due to the reduction in market credit swap premium levels experienced during 2003. We believe market credit swap premiums decreased in 2003 because there were fewer prominent bankruptcies and disclosures of financial irregularities and the global economy began to improve. (See "—Critical Accounting Policies—Valuation of Credit Swaps" and "Risk Factors—Risks Related to our Business—Variations in credit swap premiums could cause our earnings to be inconsistent and our stock price to fluctuate significantly.") The unrealized gains on credit swaps sold and credit swaps purchased as short-term investments and for credit risk offset purposes for the years ended December 31, 2003 and 2002 are summarized below:

($ in thousands)	Year Ended December 31,
	2003	2002
Net unrealized gains on credit swaps sold	$46,663	$105
Net unrealized gains on credit swaps purchased as short-term investments	23	—
Net unrealized gains (losses) on credit swaps purchased to offset credit risk on certain credit swaps sold	53	(318)
Net total Unrealized Gains (Losses) on Credit Swaps	$46,739	$(213)

Interest Income Earned

We had interest income of $2.6 million, $1.6 million and $2,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in the interest income is attributable to the growth in the balances of cash equivalents and short-term investments during these periods. The average yields on the cash equivalent and short-term investments fell from 2.1% in 2001 to 1.3% in 2002 and to 1.1% in 2003, which reflects a general decrease in market interest rates over these periods.

Our cash, cash equivalents and short-term investments were approximately $261.9 million, $221.0 million and $136,000 as of December 31, 2003, 2002 and 2001, respectively.

Operating Expenses

Our operating expenses were $25.9 million and $19.2 million for the years ending December 31, 2003 and December 31, 2002, respectively. Operating expenses for these years are summarized below:

($ in thousands)	Year Ended December 31,
	2003	2002
Employee compensation	$11,701	$8,156
Brokerage expense	442	363
Excess-of-loss insurance premium	727	1,854
Administrative expenses	13,027	8,825
Total Operating Expenses	$25,897	$19,198
Number of full-time employees	29	19

The increase in employee compensation over these periods was primarily due to the increase in the number of employees as the business expanded its operations. Brokerage expense relates to fees paid to credit swap brokers that we use on occasion to facilitate credit swap transactions. The excess-of-loss insurance premium expense relates to a surety policy to cover excess credit losses, which Primus Financial acquired in March 2002 and terminated in March 2003. Administration expenses include professional fees, banking and rating agency charges and amortization and depreciation expenses. Amortization and depreciation principally relates to the amortization of our internally developed software and the depreciation of our furniture and fixtures. Software amortization increased by approximately $3.2 million in 2003 as a result of the write-off of previously capitalized software that was no longer in active use by the company. The 2002 amount discussed above includes $4.3 million of development stage expenses that are discussed below.

From 1998 to March 13, 2002, we were engaged in creating our operating technology platform, raising capital and establishing the basis for our AAA/Aaa counterparty credit ratings. We primarily incurred employee compensation, administrative and software development expenses. During this period, we were funded by external sources (see "—Liquidity and Capital Resources"). Development-stage expenses were $4.3 million in 2002, $2.8 million in 2001, $3.1 million in 2000 and $1.0 million in 1999. These expenses included $3.5 million in salaries and benefits, $2.2 million in legal fees, $2.9 million in professional fees, $733,000 technology and data feeds and $1.8 million of all other expenses. The $11.1 million total includes expense items incurred in the years 1998, 1999 and 2000 totaling $207,000, $1.0 million and $2.8 million, respectively. The total expense amount from those years equals $4.0 million.

Income Taxes

Benefits (provisions) for income taxes were $172,000 and $(254,000) for the years ending December 31, 2003 and 2002, respectively. Primus Guaranty had a gross deferred tax asset fully offset by a valuation allowance of $5.1 million and $4.9 million as of December 31, 2003 and 2002, respectively. The change in the deferred tax asset and valuation allowance between 2002 and 2003 results from Primus Asset Management's estimated net operating loss. As previously discussed, it is expected that only the income of Primus Asset Management and its subsidiary, Primus Re, are likely to be subject to United States federal, state and local income taxes. However, were Primus Barbados subject to income tax at a combined United States federal, New York State and New York City income tax rate of 46% on its United States GAAP income, then its income tax expense (excluding interest and penalties) would be approximately $37.0 million for 2003 and $80,000 for 2002. These figures assume that Primus Financial is not deemed to be making distributions to Primus Barbados, which distributions would subject Primus Barbados to the United States federal branch profits tax. If Primus Barbados qualifies for the benefits of the Barbados tax treaty with the United States, and is found to be subject to the branch profits tax on deemed distributions from Primus Financial, the Barbados tax treaty would reduce the rate at which the branch profits tax would apply from the 30% rate applicable in the absence of a tax treaty to a 5% rate. However, the United States and Barbados have recently executed a Second Protocol to amend the treaty, which is subject to ratification before becoming effective. If the Second Protocol becomes effective, Primus Barbados would not qualify for the treaty benefits discussed above, and, if found subject to the branch profits tax, would be subject to the branch profits tax at the rate of 30% on amounts deemed distributed. For more information, please see "Tax Considerations."

Contractual Obligations

Primus Financial has leased its premises at 360 Madison Avenue, New York, New York from Madison 45 LLC at a fixed yearly rental (subject to certain escalations specified in the lease) until August 1, 2012. There are no material restrictions imposed by the lease agreement. The lease is categorized as an operating lease and future payments under the lease are as follows:

Contractual Obligations	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Property Lease	$6,481,475	$720,495	$1,494,580	$1,512,444	$2,753,956

We have no other material long-term contractual obligations.

Liquidity and Capital Resources

Prior to commencement of operations (March 14, 2002), we were provided advances by Jay H. Shidler, a shareholder who continues to be a shareholder and director of Primus Guaranty. These advances were primarily to pay operating expenses prior to the commencement of operations. Mr. Shidler was subsequently reimbursed for the advances. See "Certain Relationships and Related Transactions". On the commencement date, we were capitalized with $155.0 million from the issuance of our Series A preferred shares to two subsidiaries of XL Capital Ltd, or XL, Transamerica Life Insurance Company, a subsidiary of AEGON USA, Pacific Corporate Group/CalPERS and Radian Group Inc., or Radian. Concurrently with that issuance, Primus Financial obtained a $115.0 million excess-of-loss insurance policy from Radian Reinsurance, Inc. The policy was provided to cover credit losses in excess of Primus Financial's cash capital. Primus Financial terminated this policy in March 2003.

Primus Financial issued $110.0 million of PFP Cumulative Preferred Stock on December 19, 2002 in two series, Series I and Series II, to a trust. In conjunction with the receipt of the securities, the trust issued $100.0 million of Money Market Preferred Securities Custodial Receipts, or MMP Receipts, in two series, Series A and Series B, to various institutional investors in a private placement. The trust also issued $10.0 million of Variable Inverse Preferred Securities Custodial

Receipts that were retained by Primus Financial. One series pays distributions every 28 days based on an auction rate set on the prior business day and the other series makes payments quarterly, based on an auction rate, which is currently set annually. After December 19, 2012, Primus Financial may redeem the securities, in whole or in part, on any distribution date at $1,000 per share plus accumulated and unpaid dividends. However, Primus Financial is not required to redeem the securities, nor is it required to establish a sinking fund. For the year ended December 31, 2003, Primus Financial made net distributions to the trust's MMP Receipts in an amount equal to $1.9 million.

Additionally, as required by our operating guidelines, Primus Financial maintains a $37.5 million liquidity facility with Harris Trust and Savings Bank, or Harris Trust. The purpose of the liquidity facility is to provide Primus Financial with cash in the event it is obligated to purchase a Reference Entity's debt obligation as the result of a credit event and could not liquidate its investments to do so on a timely basis. The liquidity facility requires that Primus Financial have United States government securities available to pledge as collateral on any advances made under the facility. The facility is renewable on an annual basis at the option of Primus Financial or Harris Trust and has been extended through March 2005. There have been no credit events to date and there have been no borrowings under the facility.

We receive cash from the receipt of credit swap premiums, the net proceeds from the early termination of credit swaps, interest income earned on our investment portfolio and capital raising activities. Cash has been used to pay our operating expenses, administrative expenses, premiums on credit swaps we have purchased and preferred share distributions.

Primus Financial, in order to support its AAA/Aaa ratings, is required to maintain capital in an amount determined by the capital models it has agreed upon with S&P and Moody's. The capital required is primarily a function of its credit swap portfolio characteristics, Primus Financial's operating expenses and its tax position. Ernst & Young LLP performs weekly agreed upon procedures to assist Primus Financial in evaluating compliance with its operating guidelines. Retained cash flow and proceeds from financings are utilized to increase our capital resources to support our credit swap business.

With our current capital resources and anticipated future credit swap premium receipts and interest income, we believe we have sufficient liquidity to pay our operating expenses and preferred distributions over at least the next twelve months.

Our cash, cash equivalents and short-term investments were approximately $276.0 million and $236.2 million as of June 30, 2004 and 2003, respectively. Cash flows provided by (used in) operating activities, investing activities and financing activities were $14.6 million and $15.3 million for the periods ended June 30, 2004 and 2003, respectively.

Our cash, cash equivalents and short-term investments were approximately $261.9 million, $221.0 million and $136,000 as of December 31, 2003, 2002 and 2001, respectively. Cash flows provided by (used in) operating activities, investing activities and financing activities were $36.9 million, $220.8 million and $2,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Primus Financial issued $75.0 million of subordinated deferrable interest notes on July 23, 2004. This issuance increased the capital resources of Primus Financial, which will help facilitate the expansion of its credit swap activity. The net proceeds will be invested in accordance with our investment guidelines. Given that the interest rate for the notes will be reset periodically, we anticipate that the interest cost of the debt, net of interest income on the invested proceeds, should be less than 0.50% per annum in normal circumstances. Primus Financial may issue an additional $75.0 million of subordinated deferrable interest notes prior to the end of 2004.

In connection with the issuance of the Series A preferred shares in March 2002, we issued warrants to Radian enabling them to purchase 1,047,960 common shares at an exercise price of $5.25 per share. On May 15, 2004, Radian exercised these warrants as a result of which we received $5.5 million.

We expect that the proceeds of this offering will help us to continue to implement our business strategy. We expect our existing capital base and the associated earnings, along with proceeds of this offering and additional debt financing by Primus Financial, including the possible additional subordinated note issuance described above, will be sufficient to operate our business. However, there can be no assurance that we will not need to raise additional capital in the future.

Additional Information

United States GAAP applicable to derivative contracts requires us to account for the credit swaps that we buy or sell at fair value. The fair value of credit swaps is primarily determined by market credit swap premium levels. Premium levels, in turn, are driven by a number of factors, including the number and size of market participants willing to buy or sell credit protection at any given time and the market's perception of credit risk over the life of a particular credit swap. The latter is in turn a function of macroeconomic factors such as the overall state of the economy, corporate profitability and financial leverage and geopolitical concerns. As a general matter, given our strategy of holding credit swaps sold until maturity, we do not seek to manage our overall exposure to market credit swap premium levels by terminating credit swaps prior to their maturity. Accordingly, we expect fluctuations in the fair value of our credit swap portfolio as a result of changes in credit swap premiums over time. These period-to-period changes in value have no ultimate effect on our business, our performance or cash flow. However, reflecting our credit swap portfolio at fair value produces significant changes in our revenue and net income from period to period as the market values of our credit swaps fluctuate.

Despite our strategy of holding credit swaps sold to maturity, we occasionally dispose of credit swaps prior to maturity, but only in circumstances where we believe that the underlying risk related to the credit swap has increased beyond our risk tolerance or where we would seek to rebalance our portfolio and create greater capacity for other credit swaps. Under United States GAAP, the full amount of any realized gains and losses on the termination of credit swaps is included in our revenue immediately.

In managing our business and assessing its growth and profitability from a strategic and financial planning perspective, we believe it is appropriate to consider both our United States GAAP financial results as well as the impact on those results of fair value accounting and the termination of credit swaps. Therefore, we evaluate what our economic results would have been if we excluded from revenue the amounts of any unrealized gains and losses on our portfolio of credit swaps sold, and any realized gains from terminations of credit swaps sold prior to maturity, although we amortize those gains over the remaining original lives of the terminated contracts, except for credit swaps purchased as investments. In the years ended December 31, 2003 and 2002, we realized $18.3 million and $3.1 million of gains, respectively, from the early termination of credit swaps sold. The amortized gains for those years were $2.9 million and $53,000, respectively. In the six month periods ended June 30, 2004 and 2003, we realized $2.1 million and $7.7 million of gains from the early termination of credit swaps sold. The amortized gains for those periods were $2.9 million and $0.7 million respectively. At June 30, 2004, amortization of gains from all credit swaps terminated prior to that date will be recognized in 2004 as $5.8 million; in 2005 as $5.5 million; in 2006 as $5.5 million; in 2007 as $3.6 million and in 2008 as $0.2 million. The amortized gains we recognized for the six months ended June 30, 2004 were $2.9 million, versus the $0.7 million recognized for the six months ended June 30, 2003.

Our board of directors also uses these results in assessing our management's performance and determining their compensation.

Market and Counterparty Risk

Market risk represents the potential for losses that may result from changes in the value of a financial instrument as a consequence of market conditions. Our primary market risk is increasing or decreasing market credit swap premium levels, which increase or decrease the fair value of our credit swap portfolio. (See "—Critical Accounting Policies—Valuation of Credit Swaps" and "Risk Factors—Risks Related to our Business—Variations in credit swap premiums could cause our earnings to be inconsistent and our stock price to fluctuate significantly.") Market credit swap premium levels change as a result of specific events or news related to a Reference Entity, such as a change in a credit rating by S&P and Moody's. Additionally, market credit swap premium levels can vary as a result of changes in market sentiment. As a general matter, given our strategy of holding credit swaps sold until maturity, we do not seek to manage our overall exposure to market credit swap premium levels, and we expect fluctuations in the fair value of our credit swap portfolio as a result of these changes. In cases where we purchase credit swaps as short-term investments, we incur the cost of paying premiums until we terminate the purchased credit protection. We undertake these transactions in the expectation that the market credit swap premium level for the Reference Entity will rise subsequent to our purchase of protection, but any gains realized upon termination may not suffice to offset the premium expense we have incurred while holding the purchased credit protection. Indeed, the market credit swap premium level for the Reference Entity may fall and we may incur termination losses as well as premium expense as a result. The fair value of our credit swaps purchased will be affected by market credit swap premium levels, which will affect our net income. Currently, we purchase a limited amount of credit protection, relative to the size of our portfolio of credit swaps sold, and the cost of purchased credit protection does not materially impact our overall operating margin. The notional amount outstanding on credit swaps we purchased as short-term investments was $217.1 million at June 30, 2004.

We face other market risks, which are likely to have a lesser impact upon our net income than those associated with market credit swap premium level risk. These other risks include interest rate risk associated with market interest rate movements. These movements may affect the value of our credit swap portfolio as our pricing model includes an interest rate component, which is used to discount future expected cash flows. Interest rate movements may also affect the carrying value of our investments. The PFP Cumulative Preferred Stock pays distributions that are based upon the auction rate preferred market. A difference between the rates we pay in the auction rate preferred market and the interest rates we receive on our investments may result in an additional cost to our company. Assuming that auction results with respect to the PFP Cumulative Preferred Stock reflect prevailing short-term interest rates, each 25 basis point increase or decrease in the level of those rates would increase or decrease Primus Financial's annual distribution cost by approximately $125,000 for each of the Series A and Series B MMP Receipts, but would not affect distributions on the Series B MMP Receipts until after January 20, 2005 when such MMP Receipts may revert to a 28-day auction cycle. Conversely, since almost all of our $272.5 million cash balance is invested in short-term assets, in the event of such an increase in short-term interest rates, we would earn additional interest income. We also have some exposure to currency rates as we have sold Euro-denominated credit swaps. To date, we have kept the premiums received from these transactions in Euro-denominated cash accounts. The value of the cash Euro balances is translated into United States dollars at current spot rates. Changes in the value of the Euro compared with the United States dollar may have an impact on our net income. We do not hedge any interest rate or currency market risks.

Counterparty risk represents the potential for loss should one or more of our counterparties be unable to meet its obligations due to bankruptcy or a similar event, which could adversely affect our results of operations. Our counterparties generally have investment grade credit ratings. At June 30, 2004, the notional and fair value amount of credit swaps outstanding with respect to our counterparties that had credit ratings of below investment grade were $6.0 million and $27,000, respectively. The premiums on these transactions were fully prepaid by the counterparties.

New Accounting Pronouncements

The Financial Accounting Standards Board, or FASB, issued FASB Interpretation 45, or FIN 45, in November 2002. FIN 45 provides accounting and disclosure requirements for certain guarantees, which encompass credit swaps. The accounting provisions of FIN 45, which are effective for certain guarantees issued or modified beginning January 1, 2003, will not have an effect on the consolidated financial statements as we record credit swaps at fair value. The disclosure provisions of FIN 45 require that we disclose (1) the nature of the credit swap portfolio, (2) the approximate term, (3) how the credit swaps arose, (4) the events requiring us to perform under the credit swap, (5) the maximum potential amount of undiscounted future payments, and (6) the current carrying amount of the credit swap.

In January 2003, the FASB issued Interpretation 46, or FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The Interpretation defines "variable interests" and specifies the circumstances under which consolidation of special purpose entities will be dependent upon such interests. In December 2003, the FASB issued FASB Interpretation 46 (revised December 2003), or FIN 46R, which effectively modified and clarified certain provisions of FIN 46, as originally issued, and modified the effective date for certain entities.

We adopted the provisions of FIN 46R in 2003. FIN 46 was effective immediately for Variable Interest Entities, or VIEs, created after January 31, 2003. The provisions of FIN 46, as revised, were adopted as of December 31, 2003, for our interests in all VIEs. The result was the derecognition of the MMP Receipts issued by the trust and the recognition of the PFP Cumulative Preferred Stock issued by Primus Financial to the trust. As encouraged by FIN 46R, we have restated our prior year's financial statements to conform to the treatment. The adoption of FIN 46R had no impact on our financial condition or the results of operations.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. This statement amends SFAS 133 for decisions made as part of the Derivatives Implementation Group and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 did not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability when that financial instrument embodies an obligation of the issuer. This statement was effective immediately for financial instruments entered into or modified after May 31, 2003, and to all other existing instruments at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have an impact on our financial statements.

INDUSTRY OVERVIEW

Overview of Credit Swaps

A credit swap is a financial instrument used to transfer the credit risk of a Reference Entity from one party to another for a given period of time. In a standard credit swap contract, one party, which we refer to as the protection buyer, purchases credit protection from another party, which we refer to as the protection seller, for an amount equal to the notional amount of a senior obligation (e.g., bond or loan) of a Reference Entity. For this protection, the protection buyer pays a credit swap premium to the protection seller. The premium is generally paid quarterly in arrears, but may be paid in full upfront in the case of a transaction with a short maturity. Generally, if a credit event occurs during the term of the credit swap, the protection seller pays the protection buyer the notional amount and takes delivery of the Reference Entity's obligation. Credit swaps are generally unconditional, irrevocable and noncancellable.

The basic transaction structure for credit swaps is as follows:

Credit events stipulated in credit swaps vary by transaction, but generally include: (1) bankruptcy, (2) failure to pay the underlying debt obligation, (3) repudiation of the debt obligation or moratorium on the payment of interest and principal on the debt obligation (generally for sovereign Reference Entities) and (4) restructuring of a debt obligation resulting in one or more material changes to an obligation. Credit events are subject to various minimum amounts and cure periods.

Upon the occurrence of a credit event, there are two methods to settle the transaction. Physical settlement is the predominant form of settlement. It requires the protection buyer to deliver the notional amount of the Reference Entity obligation to the protection seller in return for the notional amount paid in cash. Under the cash settlement method, payment is made by the protection seller to the protection buyer equal to the notional amount less the market value of the Reference Entity obligation. The market value is determined by referencing dealer quotes or observable market prices over a period of time after the credit event has occurred.

Credit Swap Characteristics

Credit swaps have several distinct structural features that make them particularly suitable for credit risk management applications.

•	Credit swaps are documented using standard forms of contracts developed by ISDA. The overall agreement defining the relationship between the parties is the ISDA Master Agreement, supplemented by a schedule of negotiated terms, and a master confirmation for credit swaps and/or specific confirmations for each transaction. The forms are generally accepted throughout the financial marketplace. This form of documentation standardization has significantly increased the liquidity of credit swaps.

•	Credit swaps define, separate, and isolate the credit risk from the other risks (e.g., interest rate risk) of an underlying obligation, allowing for a practical mechanism to manage credit risk efficiently (i.e., buy credit protection). The Reference Entity whose credit risk is being transferred need neither be a party to, nor be aware of, a credit swap transaction because the credit swap is not "attached" to the underlying obligation.

•	For some (but not all) of the credit swaps we enter into, there is a secondary trading market. This market involves principally the debt of better-known Reference Entities whose securities are more actively traded. Trading in the secondary market is accomplished by unwinding the credit swap (with the counterparty's consent), assigning the credit swap (in whole or in part) to a third party (with the counterparty's consent) or offsetting the risk of the credit swap position by buying credit swap protection. A protection buyer or seller (including our company) can transfer all or part of the risk of default by a Reference Entity using any of the aforementioned methods. Generally, the accounting treatment for protection buyers and sellers depends of the role of such party in purchasing or selling credit protection. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus for more information regarding our accounting treatment for our credit swap business.

•	Credit swaps can be custom-tailored to cover only a portion of the period during which a debt obligation is outstanding. Counterparties can thereby hedge specific investments in their portfolios against credit risks in ways that are not otherwise readily available in the capital markets.

Credit swaps and the credit protection that they provide are treated by commercial banks as on-balance sheet equivalents for regulatory capital and economic capital purposes. Credit swaps have been recognized by regulatory authorities in many jurisdictions as a means of reducing a financial institution's risk in computing compliance with regulatory capital requirements. For a bank, this reduces its regulatory capital requirement and can improve its returns on regulatory and economic capital. The Basel II accord (an effort by international banking supervisors to improve the consistency of capital regulations) currently under consideration should serve to further enhance the regulatory capital advantages of credit swaps affected with counterparties such as us. Since credit swaps are market sensitive instruments whose value is dynamic, they are efficient and effective tools for hedging against changes in credit spreads of underlying cash instruments as well as default risk.

Growth in the Credit Swap Market

The credit swap market has developed from a small, niche segment of the capital markets to a global market that is rapidly growing with diversified product applications and a wide range of participants. Total notional outstanding of the global credit swap market (excluding asset swaps) has grown from approximately $180.0 billion at December 31, 1997 to $3.6 trillion as of December 31, 2003, according to the British Bankers Association and ISDA.

Credit Swaps Outstanding, 1997 – 2003

($ in billions)

Source: for 1997-2000: British Bankers Association and for 2001-2003: ISDA Market Survey

According to The Future of Credit Derivatives (March, 2004) by McKinsey & Company, growth in the number of market participants and market volume is forecast to continue at its current rapid pace, and is being driven primarily by the significant contribution that credit swaps are making to efficient risk management and rational credit pricing. Credit swaps have also been employed in structured products that allow investors to assume different levels of risk with respect to portfolios of underlying Reference Entities.

Industry Participants

Participants in the credit swap market have grown and diversified to include a wide range of financial institutions. Commercial banks are the most active participants in the credit swap market.

Commercial banks, the first major users of credit swap protection, use credit swaps to manage the regulatory and economic capital required to support their credit origination and lending operations. Active credit risk management allows financial institutions and corporations to continuously evaluate their portfolios of credit risk against regulatory and economic guidelines and to rebalance their portfolios based on the various trade-offs among client demands, capital requirements and risk-adjusted returns.

Non-bank participants in the credit swap market have expanded rapidly to include insurance companies, investment funds and industrial corporations.

Credit Swap Market Participants, December 31, 2002

The following chart illustrates the activity of participants in the credit swap market, measured by credit swaps outstanding.

Source: Risk Magazine 2003 Credit Derivatives Survey

Structured Products

The application of credit swaps has evolved over time, from single Reference Entities to baskets of Reference Entities, or portfolio credit swaps, to credit swap indices.

Portfolio credit swaps redistribute the credit risk of a credit swap portfolio across different tranches. Each tranche represents a different level of risk of loss, with some tranches assuming the first losses and others assuming further losses. Primary examples of portfolio credit swaps include synthetic collateralized debt obligations, or synthetic CDOs, and single tranche transactions.

•	Synthetic CDOs involve the structuring and selling of a fully capitalized transaction that matches the notional amount of the underlying credit swaps with income bearing securities. Synthetic CDOs are generally structured by dealers and sold to investors through private offerings.

•	Single tranche transactions are issuances in which there is only one piece of the capitalization structure placed with an investor. These transactions are generally structured by dealers and custom tailored for their investors. Dealers and their investors negotiate the Reference Entities to be included in the underlying credit swap portfolio, and the risk position the investor would like to assume against that portfolio.

Credit swap indices enable participants to either sell or buy credit protection against the credit risk of a credit swap portfolio. In the past few years, several indices have been developed by leading global financial institutions to offer participants a diverse, liquid vehicle for assuming or hedging exposure to different credit markets. These vehicles have increased liquidity in the credit swap market and become industry benchmarks.

BUSINESS

Overview

Our principal business is selling credit protection under which we assume the risk of default on investment grade credit obligations. The protection we sell takes the form of a credit swap. In exchange for a fixed quarterly premium we agree, upon a default or other credit event affecting a Reference Entity to pay a counterparty a notional amount against delivery of the Reference Entity's debt obligation.

Primus Financial has the highest counterparty credit ratings offered by S&P (AAA) and Moody's (Aaa) and is managed by an experienced team of professionals who have expertise in credit analysis, trading, risk management and market analysis.

Currently, each of Primus Financial's credit swaps relates to a single specified Reference Entity. In the future, Primus Financial also intends to enter into credit swaps under which it will sell credit protection on a portfolio of obligations of different Reference Entities, most of which will be investment grade. In these transactions, Primus Financial will undertake the risk of loss in the portfolio up to certain levels. For example, out of a portfolio of one hundred named Reference Entities, Primus Financial may assume the risk of loss arising from a default or credit event occurring with respect to more than seven, but not more than ten, of the named Reference Entities. Unrelated other parties would be assuming or retaining the risk of losses in the portfolio below and above the tranche of risk assumed by Primus Financial.

In addition, through our subsidiary Primus Re, we offer financial guaranty insurance products and, through our subsidiary Primus Asset Management, asset management services. Our financial guaranty insurance and asset management business leverages our expertise in credit analysis and quantitative risk assessment. We will evaluate opportunities to make strategic acquisitions to accelerate our entry into related businesses.

From our first sale of a credit swap in June 2002 through June 30, 2004, we have sold credit swaps referencing $11.2 billion (in notional amount) of debt obligations, of which $8.7 billion (in notional amount) remained outstanding at June 30, 2004.

Competitive Strengths

We believe we are well-positioned to continue to compete effectively in the credit swap market. The following are our competitive strengths:

Highest Available Counterparty Credit Ratings.     Primus Financial has a AAA ("extremely strong") counterparty credit rating from S&P and a Aaa ("exceptional") counterparty credit rating from Moody's, the highest of their respective twenty-one rating levels. These ratings are based on an analysis of the risks of Primus Financial's business of selling credit swaps in relation to its capital. We believe that financial strength of a counterparty is an important consideration for buyers of credit swaps. Primus Financial's ratings provide it with a competitive advantage that affords access to a broader universe of potential counterparties and a greater capacity to incur credit risk than would be the case for other financial institutions with lower counterparty credit ratings. In addition, our financial strength allows us to finance our operations at a relatively lower cost than other financial institutions with lower credit ratings. At June 30, 2004, Primus Financial had total capital resources of $253.0 million.

Experienced Management Team with Strong Market Relationships.    Our management team has an average of 24 years of industry experience with strong and long-standing market relationships with most of the principal participants and counterparties in the credit swap market. This has allowed us to become widely accepted as a professional credit swap investor and counterparty. We believe these relationships will allow us to continue to expand our presence in the credit markets. Prior to joining us, each of those individuals was a managing director or held an equivalent position at leading financial institutions. The team is led by our Chief Executive Officer, Thomas Jasper, who has over 20 years' experience in the financial and capital markets and who was a founder and former Co-Chairman of ISDA.

Disciplined Underwriting and Risk Management.    We underwrite credit risks through proprietary credit analysis that allows us to sell credit protection on Reference Entities that we believe offer attractive risk-adjusted returns. Primus Financial's experienced credit staff manages the underwriting process and actively monitors the on-going risk profile of our portfolio. Our underwriting process has allowed us to create a portfolio of Reference Entities whose quality and diversity are designed to mitigate our exposure to losses. We actively monitor fundamental credit information and market indicators regarding these Reference Entities and take action to limit or remove our exposure to a Reference Entity when we believe its risk of default exceeds acceptable levels. Because of our low number of employees, determining and limiting our exposure to a Reference Entity can be done more quickly than might otherwise be the case at a larger financial institution.

Efficient and Scalable Operations.    We believe that our scalable operations enable us to leverage our management's expertise and provide opportunities to realize increased profitability as our business grows and matures. Our relatively low number of employees, our narrow focus and our relatively low ratio of employees to senior employees both allow and require our senior employees to direct the great majority of their efforts toward our credit swap business, rather than the administrative, managerial and cross-selling tasks that occupy a large portion of many senior employees' time at larger, diversified financial institutions.

Business Strategy

The major elements of our strategy are:

Continue to Expand our Credit Swap Business.   We intend to leverage our competitive strengths to:

•	continue to build a diversified credit risk portfolio;

•	sell credit swaps referencing portfolios containing obligations of multiple Reference Entities;

•	expand the number and depth of our counterparty relationships;

•	actively manage the credit risk in our portfolio; and

•	increase and efficiently utilize our capital resources to support our growth.

Maintain Primus Financial's AAA/Aaa Ratings.   We believe that having the highest counterparty credit ratings from S&P and Moody's gives Primus Financial the ability to attract large and growing amounts of business with a wide range of counterparties and the ability to select Reference Entities along the full spectrum of investment grade credits.

Pursue Opportunities in Complementary Businesses.   We intend to diversify our sources of revenue by expanding into complementary businesses. Primus Asset Management recently entered into an agreement under which it would act as an investment advisor with respect to a credit swap portfolio for a third-party special purpose vehicle. We are pursuing additional investment opportunities in the credit swap market, such as selling credit swaps referencing a broader range of obligations. As we continue to increase the breadth and volume of our services, we plan to selectively add personnel to support our activities. We will evaluate opportunities to make strategic acquisitions to accelerate our entry into related businesses.

Corporate Structure

We are a Bermuda company that was incorporated in 1998. Bermuda has a stable legal and regulatory environment and has been an internationally recognized domicile for insurers and other financial companies for many years. Bermuda has adopted corporate, insurance, tax and exchange control laws, among others, that have attracted many companies with international operations to incorporate in Bermuda. See "—Bermuda Law Considerations" for additional information on Bermuda's legal environment. Bermuda does not tax such companies on their income from sources outside Bermuda. See "Tax Considerations—Taxation of Shareholders—Bermuda Taxation" and "Tax Considerations—Taxation of Primus Guaranty and its Subsidiaries—Bermuda Taxation" for additional information. Primus Financial is organized in Delaware and is our principal operating subsidiary. We own all of the voting securities of Primus Financial through two intermediate holding companies. The first, Primus Group Holdings, a Delaware company, was formed to hold our United States assets. We formed and interposed Primus Barbados between Primus Guaranty and Primus Group Holdings because Barbados has a tax treaty with the United States and Bermuda has no relevant tax treaty. If distributions from our United States subsidiaries are found to be subject to a branch profits tax and Primus Barbados qualifies for the benefits of the tax treaty, the distributions may be subject to a 5% branch profits tax instead of the 30% branch profits tax that would apply to distributions to corporations organized under the laws of countries without an applicable United States tax treaty, including Bermuda. However, the United States and Barbados have recently executed a Second Protocol to amend the treaty, which is subject to ratification before becoming effective. If the Second Protocol becomes effective Primus Barbados would not qualify for the treaty benefits discussed above. See "Tax Considerations—Taxation of Primus Guaranty and its Subsidiaries—Barbados Taxation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus for more information regarding the impact on our results of operations of Primus Guaranty being incorporated in Bermuda. We also have a Bermuda registered insurer, Primus Re, that offers financial guaranty insurance protection to companies that prefer insurance products to credit swaps. We incorporated Primus Re in Bermuda to take advantage of Bermuda as an internationally recognized domicile for insurers. We are currently owned primarily by XL, Transamerica Life Insurance Company, an indirect wholly-owned subsidiary of AEGON, N.V., a Netherlands based holding company, Pacific Corporate Group/CalPERS, Radian and our management. Executives of our institutional shareholders serve on our board of directors and provide us valuable assistance and expertise in conducting and expanding our business. The chart below shows the ownership structure of the group.

Primus Financial

Primus Financial is a AAA/Aaa rated provider of credit protection with respect to investment grade Reference Entities. It sells credit protection to selected counterparties through credit swaps. We believe that Primus Financial can generate attractive risk-adjusted returns by selling credit protection at credit swap premiums that exceed the predicted credit losses and operating expenses. Primus

Financial may also purchase credit swap protection from counterparties on a limited basis when it believes that credit swap premiums are particularly low relative to the risk of a Reference Entity. See "Industry Overview—Overview of Credit Swaps".

As of June 30, 2004, Primus Financial had $253.0 million of capital resources to support its AAA/Aaa counterparty ratings. This capital consists of $109.0 million of paid-in capital, which was contributed to Primus Financial by Primus Guaranty, $98.5 million of net proceeds from the issuance of PFP Cumulative Preferred Stock issued on December 19, 2002 and retained cash flow of $45.4 million. Primus Financial completed the issuance of $75.0 million of subordinated deferrable interest notes on July 23, 2004 and may issue an additional $75.0 million of subordinated deferrable interest notes prior to the end of 2004. The credit swaps in our portfolio had an average maturity of 2.8 years at June 30, 2004. To date, Primus Financial had not suffered a credit loss. However, many of Primus Financial's credit swaps are relatively new and the underlying Reference Entities may not have had time to exhibit problems.

    Credit Review and Approval Procedures

Primus Financial subjects each of the Reference Entities rated investment grade by both S&P and Moody's and for which we are considering selling credit protection to a standardized credit review and approval procedure that evaluates, assesses and documents the underlying credit risk of a particular Reference Entity. This procedure is an essential component in determining whether we will sell protection on that Reference Entity and results in the assignment of an independent rating, or a Primus Rating, credit decision and position limit for each such entity. Quantitative inputs that support Primus Financial's credit decisions include the following:

•	S&P and Moody's ratings and history;

•	industry and company specific analyses and research by major investment and commercial banks;

•	financial statement analysis of the Reference Entity;

•	credit risk models based on the value of the Reference Entity's assets;

•	financial market indicators including bond spreads, stock prices and credit swap premiums; and

•	current news on the Reference Entity and its industry.

Primus Financial's credit approval process benefits from the fact that the typical investment grade Reference Entity is a public company which has a current rating and rating history, financial performance history and substantial company and third-party information on financial status and future business prospects. Primus Financial's experienced management professionals are responsible for its credit review and approval procedures. The approach to conducting a credit review results in the designation of a Primus Rating for all approved Reference Entities and is designed to generate consistent credit profiles and flag inconsistencies or issues that require further analysis. This iterative credit review process is also designed to result in judgments that take advantage of all the available information in the marketplace. After the initial review, all Reference Entities whose risks have been reviewed and a limit approved are periodically monitored.

    Credit and Risk Management Policies and Oversight

Policies governing the credit and risk management processes are set by the board of directors of Primus Financial through its Credit and Portfolio Risk Committee, or CPRC. The responsibilities of the CPRC include (1) at least annually reviewing and approving the credit-related policies and procedures of Primus Financial, (2) reviewing changes to its operating guidelines and our capital models and (3) reviewing capital levels and portfolio optimization strategies.

Primus Financial's Pricing and Portfolio Management Committee, or PPMC, provides oversight of Primus Financial's portfolio and implements the policies and procedures set by the board of Primus Financial and the CPRC. The PPMC (1) reviews market conditions with a view to providing guidance on portfolio priorities, (2) reviews deteriorating credits and proposed hedging or terminating strategies and (3) periodically directs in-depth reviews by industry sector, the results of which are reported to the CPRC.

    Transaction Pricing and Execution

Investment activity is limited to Reference Entities approved by, and position limits determined by, Primus Financial's credit professionals. Operating within those constraints, Primus Financial's trading and investment professionals make investment decisions based on their view of risk-adjusted returns available in the market.

Primus Financial's counterparties are primarily major global financial institutions that act in their capacities as dealers and credit portfolio managers. Primus Financial receives bids and offers for the purchase or sale of credit swaps on a daily basis. These bids and offers are communicated directly by its counterparties, or through Primus Financial's access to messages broadcast by brokers to such brokers' subscribers. Primus Financial may also initiate a bid or offer in the same ways. Primus Financial receives pricing transparency and transaction opportunities from its counterparties on a daily basis.

The premiums that Primus Financial receives in connection with its transactions are largely determined by market conditions affecting credit markets, and particularly credit swap markets, both generally and with respect to particular Reference Entities. Primus Financial's decision to effect a particular transaction, and at a particular price within the confines of the current market range, is determined by a number of considerations including a comparative analysis of risk-adjusted returns for different Reference Entities, availability of capacity in particular Reference Entities and with particular counterparties, and the near-term outlook for credit swap prices.

    Credit Swap Portfolio

As of June 30, 2004, our credit swaps sold portfolio totaled $8.7 billion (in notional amount) which had a weighted average credit rating of A/A3 (S&P/Moody's), and represented 452 Reference Entities spread across 40 industries in 22 countries. The percentages of our credit swaps that were denominated in United States dollars and Euros at June 30, 2004 were 76% and 24%, respectively. Reference Entities that were domiciled in the United States and outside the United States comprised 53% and 47%, respectively, of our credit swap portfolio at June 30, 2004.

Additionally, since Primus Financial's inception there has been no credit event on any credit swap we have sold. However, many of Primus Financial's credit swaps are relatively new and the underlying Reference Entities may not have had time to exhibit problems.

The following charts provide a summary of our portfolio as of June 30, 2004:

    Portfolio Distribution by S&P Rating

    Portfolio Distribution by S&P Industry

    Risk Management

Primus Financial monitors the Reference Entities in its credit swap portfolio on an ongoing basis. As part of the monitoring process, there is a continual review of the Reference Entities' credit ratings, financial reporting and modeling analyses. Additionally, each Reference Entity in Primus Financial's credit swap portfolio is reviewed at least quarterly, at which point its Primus Rating is reconfirmed. If Primus Financial determines that the risk of a default or other credit event of a Reference Entity exceeds acceptable levels, Primus Financial can reduce or eliminate its credit exposure by buying credit protection against that Reference Entity or by terminating its credit swaps referencing that Reference Entity.

From time to time, Primus Financial enters into transactions designed to reduce its risk positions. These include unwinding credit swaps, assigning credit swaps to third parties (with a novation of its obligations) or purchasing credit swaps that offset the risk of its positions. Risk reducing transactions may be motivated by credit considerations or by expectations regarding future price movements.

    Operating Guidelines

Primus Financial's operating guidelines have been negotiated with S&P and Moody's and specify various structural, portfolio and capital constraints with which Primus Financial must comply to maintain its highest counterparty credit ratings including (1) maximum credit exposure limits to industries, countries and Reference Entities, (2) credit ratings requirements of Reference Entities that are referenced in the credit swaps sold by Primus Financial and (3) maximum length of exposure to any single Reference Entity.

As stipulated in Primus Financial's operating guidelines, upon the occurrence of certain events Primus Financial must temporarily cease entering into new credit swaps until such event is cured. Events that would cause Primus Financial to cease entering into new credit swaps include a capital shortfall under the operating guidelines, the bankruptcy or other analogous event of Primus Financial, a violation of the operating guidelines that is not cured within ten days upon the occurrence of a capital shortfall and 30 days in all other circumstances or a downgrade of Primus Financial to A ("strong") or A2 ("good financial security") or below by S&P or Moody's. If an event causing the cessation of new credit swaps is not cured, Primus Financial will not enter into new credit swaps and will runoff its outstanding portfolio of credit swaps.

As required by the operating guidelines, Primus Financial has obtained a $37.5 million liquidity facility from Harris Trust to provide it with additional liquidity, if necessary, to accommodate the timely purchase of a physically settled deliverable obligation upon the occurrence of a credit event. The liquidity facility has a maturity of one year and may be extended for successive one-year periods upon the request of Primus Financial and with the consent of Harris Trust. The current maturity date of the liquidity facility is March 13, 2005. Primus Financial intends to request an extension of this facility at each annual maturity date so long as it is required to do so by the operating guidelines. Primus Financial's borrowings under the liquidity facility are secured by the investment assets of Primus Financial.

    Capital Models and Verification Process

We have developed customized capital models that are cash flow-based simulations of portfolio performance. There is a unique capital model for each of S&P and Moody's. Ernst & Young LLP performs weekly agreed upon procedures to assist Primus Financial in evaluating compliance with its operating guidelines. Primus Financial intends to continue to hold sufficient capital resources to maintain its AAA/Aaa ratings.

Primus Financial uses our customized capital models to determine the sufficiency of its capital resources to meet the AAA/Aaa requirements of S&P and Moody's. The sufficiency of capital resources is in part determined by: (1) the notional amount of each credit swap in the portfolio; (2) the term of each credit swap; (3) the credit risk of each underlying Reference Entity; (4) credit swap premiums; (5) industry concentrations within the portfolio; and (6) Primus Financial's operating expenses and tax status.

    Counterparties

Strengthening and expanding relationships with our counterparties is an important element of our business. We have expanded the number of counterparties to whom we sell credit swaps from 20 at December 31, 2002 and 32 at December 31, 2003, to 36 at June 30, 2004 primarily consisting of major global financial institutions. Primus Financial's top counterparty, and top five counterparties represented 21% and 61% of Primus Financial's credit swap portfolio outstanding, respectively. The following counterparties each accounted for more than 10% of our consolidated net premium earned for the fiscal year ended December 31, 2003: A, $5.5 million; B, $4.8 million; C, $4.4 million; and D, $4.2 million. Three of these counterparties are affiliates of underwriters of this offering.

We enter into an ISDA master agreement with each of our counterparties. As of June 30, 2004, we did not have any counterparties with whom we had not yet executed ISDA master agreements. These agreements govern the terms of the credit swap transactions we enter into. The ISDA master agreement does not obligate us to sell or our counterparties to buy credit swaps. The ISDA master agreement does allow us to conduct many separate transactions with a counterparty on an efficient basis, each subject only to a specific confirmation. Our master agreement does not prohibit our counterparties from purchasing credit swaps from other entities nor does it limit our ability to transact business with other counterparties.

    Bankruptcy Remoteness and Governance of Primus Financial

We have structured Primus Financial so that it should not be consolidated with Primus Guaranty or any of its affiliates in the event of its or their bankruptcy. This is an element necessary to maintain Primus Financial's highest counterparty credit ratings from the rating agencies. Components of this bankruptcy remote structure include (1) a board of directors that includes two independent directors who are neither directors nor employees of Primus Financial or its affiliates and (2) a requirement that all agreements with any affiliated company are on an arm's-length basis.

Primus Asset Management

We provide, through Primus Asset Management, credit risk investment advisory and asset management services to Primus Financial and also offer such services to third parties. We advise our clients on the evaluation, selection and pricing of all risks for credit protection, as well as monitor a client's credit exposure and make recommendations as to hedging their credit risks. In addition, we will also advise a client with respect to loss mitigation in the event of any credit events. Primus Asset Management is paid by Primus Financial on a cost plus basis. Advisory engagements from third parties will generate fees based on a percentage of the amount of notional assets under management, plus contingent fees based on performance.

Recently, Primus Asset Management entered into an agreement under which it would act as an investment advisor with respect to a credit swap portfolio for a third-party special purpose vehicle. This arrangement is still in its preliminary stages and there can be no assurance that the special purpose vehicle will be funded and launched.

Primus Re

Primus Re is a Bermuda company registered as a Class 3 insurer under the Bermuda Insurance Act 1978, as amended, and related regulations, or the Bermuda Insurance Act, and operates as a financial guaranty insurance company prepared to act as a non-rated seller of credit swaps and financial guaranty insurance to the market. Financial guaranty insurance is a contract in which an insurance company receives a fee to provide credit protection on a debt instrument and therefore provides a transfer of risk economically similar to a credit swap.

Primus Re's business is to act as a conduit, or transformer, between parties interested in buying or selling protection in insurance form and other parties interested in assuming the opposite risk position in the form of credit swaps. Primus Re generates revenue by charging a higher insurance premium for protection sold than the swap premium it pays for the off setting protection it purchases. Primus Re had conducted limited activities through June 30, 2004.

Investments

Our investment portfolio has been invested in short-term government securities, money-market instruments and other investment grade securities. Primus Financial has engaged Harris Investment Management to assist in the management of its fixed income portfolio and to act as its custodian to hold its securities portfolio. The operating guidelines limit Primus Financial's investments primarily to United States government and agency securities, maturing within three years.

Technology

Our scalable platform was built specifically to effect transactions in credit swaps and manage the resulting risks. It processes and records all of our transactions, and immediately generates confirming documentation as trades are input, thereby reducing the risk of disputes and facilitating our acceptance by counterparties as a professional market participant. Most constraints on our portfolio, including the operating guidelines and limits set by our credit professionals, are maintained in the platform, so that non-conforming transactions cannot be processed and compliance with all constraints can be monitored on a real-time basis. The platform contains extensive databases regarding Reference Entities, credit swap prices and other information required to generate financial and management reports. Our technology has been protected from failure through a variety of security measures, and through the use of fault tolerant hardware at a separate location with fully redundant communication and power back-ups. The platform is designed to permit the parallel processing of third party portfolios managed by Primus Asset Management, alongside Primus Financial's portfolio. The technology allows us to expand our activities at relatively low incremental cost and it helps us to control efficiently and evaluate our business and to ensure compliance with rating agency requirements.

Certain Bermuda Law Considerations

As a holding company, Primus Guaranty is not subject to Bermuda insurance regulations. However, the Bermuda Insurance Act regulates the insurance business of Primus Re, which is registered under that Act. In this section, when we refer to Primus Guaranty, we are referring solely to Primus Guaranty, Ltd. and not to any of its consolidated operations. Certain significant aspects of the Bermuda insurance regulatory framework and other relevant matters of Bermuda law are set forth below:

Certain Bermuda Law Considerations.    Primus Guaranty and Primus Re have been designated as non-residents for exchange control purposes by the Bermuda Monetary Authority, or BMA. Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act, which regulates the sale of securities in Bermuda. Primus Guaranty and Primus Re are each required to obtain the prior permission of the BMA for the issuance and transferability of their shares. We have received consent from the BMA for the issue and free transferability of the common shares offered pursuant to this prospectus, as long as the shares of Primus Guaranty are listed on an appointed stock exchange (including the NYSE), to and among persons who are non-residents of Bermuda for exchange control purposes.

Primus Guaranty and Primus Re have each been incorporated in Bermuda as an "exempted company." Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain transactions, including (1) the acquisition or holding of land in Bermuda (except as may be required for their business and held by way of lease or tenancy for terms of not more than 50 years or which is used to provide accommodation or recreational facilities for their officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the Bermuda Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda (and certain other limited circumstances) or under license granted by the Bermuda Minister of Finance.

We must comply with the provisions of the Bermuda Companies Act regulating the payment of dividends, and making distributions from contributed surplus and repurchases of shares. A company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Under the Bermuda Companies Act, when a Bermuda company issues shares at a premium (that is for a price above the par value), whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares must be transferred to an account called "the share premium account." The provisions of the Bermuda Companies Act relating to the reduction of the share capital of a company apply as if the share premium account were paid-up share capital of that company, except for certain matters such as premium arising on a particular class of shares which may be used in paying up unissued shares to be issued to shareholders as fully paid bonus shares. The paid-up share capital may not be reduced if on the date the reduction is to be effected there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due. Similarly, no purchase by a company of its own shares may be effected if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due.

Exempted companies, such as Primus Guaranty and Primus Re, must comply with Bermuda resident representation provisions under the Bermuda Companies Act. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, or holders of a permanent resident's certificate, or holders of a working resident's certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. A work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian, or holder of a permanent resident's certificate, or holder of a working resident's certificate) is available who meets the minimum standards reasonably required by the employer. The current policy of the Bermuda government is to place a six-year term limit on individuals with work permits, subject to certain exemptions for key employees. There are employee protection laws and social security laws in Bermuda that will apply if we ever have employees based in Bermuda.

The Bermuda Insurance Act.    The Bermuda Insurance Act imposes on insurance companies certain solvency and liquidity standards; certain restrictions on the declaration and payment of dividends and distributions; certain restrictions on the reduction of statutory capital; and certain auditing and reporting requirements and also the need to have a principal representative and a principal office (as understood under the Bermuda Insurance Act) in Bermuda. Primus Re's principal representative is currently Marsh Management Services (Bermuda) Ltd. The Bermuda Insurance Act grants to the BMA the power to cancel licenses, supervise, investigate and intervene in the affairs of insurance companies and in certain circumstances share information with foreign regulators. The Bermuda Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation and Class 3 insurers subject to the next strictest regulation. Primus Re is registered as a Class 3 insurer and is regulated as such under the Bermuda Insurance Act. Class 3 insurers are authorized to carry on general insurance business (as understood under the Bermuda Insurance Act), subject to conditions attached to their license and to compliance with minimum capital and surplus requirements, solvency margin, liquidity ratios and other requirements imposed by the Bermuda Insurance Act.

As a Class 3 insurer: (1) Primus Re is required to maintain the general business solvency margin which is a minimum solvency margin equal to the greatest of: (A) $1,000,000; (B) 20% of net premiums written up to $6,000,000 plus 15% of net premiums written over $6,000,000; or (C) 15% of loss and other insurance reserves; (2) at any time Primus Re fails to meet its general business solvency margin it must, within 30 days after becoming aware of that failure or having reason to believe that such failure has occurred, file with the BMA a written report containing particulars of the circumstances leading to the failure and of the manner and time within which it intends to rectify the failure; (3) Primus Re is prohibited from declaring or paying any dividends at any time it is in breach of its general business solvency margin or the required minimum liquidity ratio, or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio, and if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Primus Re will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year; and (4) Primus Re is prohibited, without the prior approval of the BMA, from reducing by 15% or more its total statutory capital (which includes contributed surplus, paid in capital and share premium) as set out in its previous year's financial statements. Primus Re is required annually to file statutorily mandated financial statements and returns, audited by an independent auditor approved by the BMA, together with an annual loss reserve opinion of a BMA approved loss reserve specialist.

Primus Re, Ltd. Act 2000.    Primus Re has obtained private Bermuda legislation, entitled the "Primus Re, Ltd. Act 2000", or Private Act, from the Bermuda Legislature that enables it to operate separate accounts (as defined in the Private Act), subject to the provisions of the Private Act. The expected result is that the assets of one separate account are protected from the liabilities of other accounts, with the result that only the assets of a particular separate account may be applied to the liabilities of that separate account. Pursuant to the Private Act, the assets and liabilities of a separate account are treated as a separate fund from Primus Re's own general assets and liabilities or the assets and liabilities arising from any other separate accounts, and, in an insolvency proceeding pursuant to Bermuda law, it is expected that a liquidator will be bound to respect the sanctity of such separate accounts. There are no Bermuda court decisions on the efficacy of separate accounts.

Competition

The business of selling credit protection in the form of credit swaps is highly competitive. Competition is based on many factors, including the general reputation, service and perceived financial strength of the protection seller, the pricing of the credit swap protection (i.e., the premium to be paid by the protection buyer for the credit swap) and other terms and conditions of the credit swap. While there are many participants in the credit swap industry, we believe that Primus Financial is well-positioned as a AAA/Aaa rated (S&P/Moody's) company dedicated to providing credit swap protection to credit swap dealers and credit portfolio managers. Unlike other participants in the credit swap market, our business model is based on the persistent differential between returns available from credit swap premiums and the underlying risk, combined with our efficient operating and capital structure.

Credit Ratings

Ratings by independent agencies are an important factor in establishing the competitive position of counterparties in the credit swap market and are important to our ability to sell credit swaps. Rating organizations continually review the financial positions of counterparties in the credit swap market, including us. S&P maintains a letter scale rating system ranging from "AAA" ("extremely strong") to "CC" ("currently highly-vulnerable"). Moody's maintains a letter scale rating system ranging from "Aaa" ("exceptional") to "C" ("lowest rated"). Primus Financial has been rated "AAA" ("extremely strong") by S&P, which is the highest of twenty-one rating levels, and "Aaa" ("exceptional") by Moody's, which is also the highest of twenty-one rating levels. The objective of S&P's and Moody's rating systems is to assist counterparties by providing an opinion of a counterparty's financial strength and ability to meet ongoing obligations to its counterparties. These ratings reflect S&P's and Moody's opinions of our ability to pay a counterparty upon a credit event and are not applicable to the common shares offered in this prospectus and are not a recommendation to buy, sell or hold our common shares. These ratings are subject to periodic review by, and may be revised downward or revoked at the sole discretion of, S&P and Moody's.

Credit Swap Documentation

The overall trading relationship between parties to a credit swap is typically governed by an ISDA Master Agreement that sets the general and ongoing legal and credit terms between the parties and contains express provisions for netting of payment obligations. One of the principal benefits of using ISDA documentation is the ease of completing individual credit swaps with counterparties.

The ISDA Master Agreement consists of a printed form that includes typical contract terms such as representations and warranties, covenants, events of default and remedies after default and a schedule of elections and modifications to the printed form. The ISDA Master Agreement is designed to allow Primus Financial and a counterparty to document all of their credit swap transactions under a single agreement.

Individual credit swap transactions are documented under separate confirmations that set forth the particular terms of such transaction. Each confirmation supplements and is subject to the ISDA Master Agreement.

Potential Conflicts with Certain Shareholders

Certain of our existing shareholders engage in commercial activities and enter into transactions or agreements with us or in competition with us, which may give rise to conflicts. Some of our existing shareholders or their affiliates may in the future sponsor other entities engaged in the credit swap or financial guaranty business, some of which may compete with us. Certain of our existing shareholders and their affiliates have also entered into agreements with and made investments in numerous companies that may compete with us. Our existing shareholders may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Our board of directors does, however, monitor transactions with our principal shareholders and their affiliates to ensure that such transactions are conducted on an arm's-length basis. Additionally, our directors have customarily recused themselves when transactions with our shareholders with whom they are associated are discussed or approved by the board of directors, a practice which we anticipate will continue. Our directors who are associated with our principal shareholders have been made aware of their fiduciary duties to us and our other shareholders.

Employees

As of June 30, 2004, we had 31 employees, none of whom is located in Bermuda or Barbados. None of our employees is party to a collective bargaining agreement or represented by any labor organization. We consider our relations with our employees to be good.

Properties

Primus Financial occupies approximately 12,000 square feet in New York, New York under a lease that expires in 2012. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations. We do not lease or own real property in Bermuda or Barbados.

Legal Proceedings

We are not party to nor currently aware of any pending or threatened litigation.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position
Executive Officers
Thomas W. Jasper	56	Chief Executive Officer and Director
Richard Claiden	52	Chief Financial Officer
Zachary Snow	52	General Counsel

Other Key Employees
Candace Lau-Hansen	40	Global Head of Marketing
Alec C. Rainsby	43	Chief Technology and Operations Officer
Hilmar Schaumann	41	Chief Trading and Investment Officer
Charles Truett	60	Chief Risk Officer

Directors
Michael P. Esposito, Jr.	64	Chairman of the Board of Directors
Frank P. Filipps	57	Director
Thomas J. Hartlage	52	Director
Robert R. Lusardi	47	Director
Jay H. Shidler	58	Director

Thomas W. Jasper has been our Chief Executive Officer since March 2001 and a director since March 2002. Mr. Jasper joined our company in October 1999 as a consultant to assist us in our formation. Prior to joining our company, Mr. Jasper served for 17 years as a key executive of Salomon Brothers Inc. and its successor, Salomon Smith Barney Holdings, Inc. In 1982, Mr. Jasper created Salomon's interest rate swap business. While at Salomon, in 1984 Mr. Jasper co-founded ISDA, served as its first Co-Chairman, and worked to establish ISDA as the world's preeminent swap association. Mr. Jasper became the Chief Operating Officer of Salomon's non-Japan Asian business in 1994. In 1997, after the acquisition of Salomon Brothers Inc. by The Travelers Group, Inc., Mr. Jasper created the Global Treasury business plan and structure for the merged firm. Mr. Jasper continued as the Global Treasurer of Salomon Smith Barney until late 1998. Mr. Jasper serves on the boards of directors of Phoenix House Foundation, the Wellspring Foundation and the executive board of the Cox School of Business at Southern Methodist University. Mr. Jasper holds a Bachelor of Arts degree from Southern Methodist University and an M.B.A. from the University of Texas.

Richard Claiden has been our Chief Financial Officer since October 2003. Prior to joining our company, from 2000 to 2003, Mr. Claiden was a Managing Director and from 2001 to 2003 Head of Operational Risk at the investment banking division of JPMorgan Chase. From 1994 to 1999, Mr. Claiden held numerous executive positions at the Canadian Imperial Bank of Commerce. Mr. Claiden holds a Bachelor of Science degree in Economics from London University and holds a Master of Arts in Accounting and Finance from Lancaster University. He is a fellow of the Institute of Chartered Accountants (U.K.).

Zachary Snow has been our General Counsel since May 2002. Prior to joining our company, Mr. Snow served for three years as Executive Vice President and General Counsel of Bridge Information Systems, a leading provider of financial market information. In 2001, he assumed global responsibility for human resources and corporate communications and was named co-Chief Executive Officer in connection with Bridge Information Systems' reorganization proceeding under Chapter 11. He also served as interim President and Chief Executive Officer of the Bridge Information Systems' broker-dealer and related subsidiaries. Prior to that, Mr. Snow served nineteen years (1979-99) in the legal department of Salomon Brothers Inc and its successor, Salomon Smith Barney, Inc., becoming a managing director in 1990 and head of the United States legal department in 1993. While employed by Salomon, Mr. Snow served as Chairman of the Fixed Income Committee of the National Association of Securities Dealers Regulation, Inc. and of the Derivative Products Committee of the Securities Industry Association. Mr. Snow has served as Chairman of the Board of Directors of Corlears School and of the Battery Dance Company. Mr. Snow holds a Bachelor of Arts degree from Princeton University and a J.D. from Harvard Law School.

Candace Lau-Hansen has been our Global Head of Marketing since January 2003. Prior to joining our company, Ms. Lau-Hansen spent eleven years at JPMorgan Chase, where she was a Managing Director in the Structured Credit Products and Financial Institutions Groups. From 2000 to 2001, Ms. Lau-Hansen was Global Head of Reinsurance Sales, managing a global team of structured credit sales people covering the reinsurance industry. Prior to that position, from 1996 to 2001, she was the North America/Bermuda Reinsurance Team Leader within JPMorgan Chase's Financial Institutions Group. From 1992 through 1996, Ms. Lau-Hansen managed the Chase Manhattan Bank's relationships with insurance companies in the Northeast United States. Ms. Lau-Hansen holds a Bachelor of Arts degree from Yale University.

Alec C. Rainsby has been our Chief Technology and Operations Officer since March 2002 and has been Chief Technology Officer since March 2000. Prior to joining our company, from June 1993 to March 2000, Mr. Rainsby was a Managing Director in the Debt Markets Technology group of Merrill Lynch. In 1998, Mr. Rainsby created a technology strategy and implementation plan for the Global Debt Markets business and went on to develop a technical architecture group and operating model. During his tenure at Merrill Lynch, Mr. Rainsby managed over 80 professionals, with responsibility for application development, maintenance, hotline support and database administration. Prior to Merrill Lynch, Mr. Rainsby worked at Prudential Securities from 1987 to 1993 where he served in the Financial Strategies Group dealing primarily with mortgage and asset backed securities. Mr. Rainsby holds a Bachelor of Science degree in management science from the London School of Economics.

Hilmar Schaumann has been our Chief Trading and Investment Officer since May 2002. Prior to joining our company, Mr. Schaumann held positions in the global derivatives markets with Deutsche Bank and Swiss Re Financial Products Corporation for 12 years. As a Director at Swiss Re Financial Products in New York, Mr. Schaumann established the firm's credit derivatives trading and structuring group. At Deutsche Bank, where he worked in its London and Frankfurt offices, Mr. Schaumann traded fixed income products on an arbitrage basis and structured derivatives solutions for clients, which included the development of exotic derivatives. Mr. Schaumann has been involved with the ISDA Credit Derivatives Market Practice Committee and was a member of the first "Group of Six" that drafted the Modified Restructuring definition. Mr. Schaumann holds a Master of Science in Mathematics from the University of Hannover. He also attended the Program for Management Development at Harvard Business School.

Charles Truett has been our Chief Risk Officer since August 2001. Prior to joining our company, Mr. Truett spent 31 years with Bank of America and Continental Bank. From 1994 to 1998, Mr. Truett was Bank of America's Senior Credit Officer for its derivatives and securities businesses throughout North and South America and, during this time, also served as Chief Credit Officer and member of the Board of Directors of BA Securities, Inc. From 1998 to 2000, Mr. Truett was the Senior Credit Officer for Latin America at Bank of America during which time he developed and implemented credit systems to automate the credit approval and file processes. From 2000 to May 2001, Mr. Truett was based in Hong Kong as Bank of America's Senior Risk Management executive for Asia. Mr. Truett holds a Bachelor of Science degree in management science from the Case Institute of Technology and holds an M.B.A. from the University of Chicago.

Michael P. Esposito, Jr. has been the Chairman of our Board of Directors since March 2002. He has been non-executive Chairman of the Board of Directors of XL Capital Ltd (NYSE: XL), a provider of insurance and reinsurance coverage and financial products and services, since 1995 and a director since 1986. He is also a director of the general partner of XL Capital Principal Partners I, L.L.C. Since 1995 he has served as a director of Forest City Enterprises, Inc. (NYSE: FCY), a real estate development and management firm and since 1997 as a director of Annuity and Life Re

(Holdings), Ltd. (NYSE: ANR), an insurance company. Mr. Esposito served as Co-Chairman of the Board of Directors of Inter-Atlantic Capital Partners, Inc., an investment banking firm, from 1998 to 2000, having previously served as Vice Chairman from 1994 to 1998. Mr. Esposito served as Executive Vice President and Chief Corporate Compliance, Control and Administration Officer of The Chase Manhattan Corporation from 1992 to 1995, having previously served as Executive Vice President and Chief Financial Officer from 1987 to 1992.

Frank P. Filipps has been a director of our company since March 2002. In June 1999, he was elected Chairman and Chief Executive Officer of Radian Group Inc. (NYSE: RDN) and its principal subsidiary, Radian Guaranty, Inc. (collectively, Radian Group), which were formed through a merger of Amerin and Commonwealth Mortgage Assurance Company, or CMAC. Radian Group provides private mortgage insurance coverage on residential mortgage loans. From January 1995 to June 1999, he served as Chairman, President and Chief Executive Officer of CMAC. In 1995, he was elected President and a Director of CMAC Investment Corporation (NYSE: CMT), and in January 1996, he was elected Chief Executive Officer of CMAC Investment Corporation. Mr. Filipps originally joined CMAC in 1992 as Senior Vice President and Chief Financial Officer and became Executive Vice President and Chief Operating Officer in 1994. He has been a director of Impac Mortgage Holdings, Inc. (NYSE: IMH), a mortgage real estate investment trust, since November 1995. He has been a director of Radian Group since May 1995.

Thomas J. Hartlage has been a director of our company since March 2002. Since 1990, Mr. Hartlage has been employed in a variety of capacities at subsidiaries of AEGON N.V. (NYSE: AEG), an insurance company, including having responsibilities for strategic planning and product and market development. Since 2001, he has been president of AEGON Structured Products, Inc., a unit of AEGON Institutional Markets focused on building and developing structured transaction business in the capital markets sector. Mr. Hartlage has more than 25 years of experience in the financial services sector. Mr. Hartlage is a chartered financial analyst (CFA).

Robert R. Lusardi has been a director of our company since March 2002. Since July 2000, he has served as Chief Executive for Financial Products and Services of XL Capital Ltd (NYSE: XL), a provider of insurance and reinsurance coverage and financial products and services. From February 1998 until March 2001, he also served as Chief Financial Officer of XL. Mr. Lusardi has been an Executive Vice President of XL since 1998 and serves as a director and/or officer of a number of XL entities, including the general partner of XL Capital Principal Partners I, L.L.C. From 1980 until 1998, Mr. Lusardi was an investment banker at Lehman Brothers where he ultimately served as a Managing Director and headed the insurance and asset management investment banking practice. He is Chairman of the Board of Pareto Partners, a London-based investment management concern. He is also a Director of FSA International Ltd., a financial guaranty company. Mr. Lusardi holds a Bachelor of Arts, Master of Arts degree in Engineering and Economics from Oxford University and an M.B.A. from Harvard University.

Jay H. Shidler is the founder and former Chairman of the Board of our company. Mr. Shidler has been a director of our company since its formation in June 1998. He is the founder and managing partner of The Shidler Group, a private firm investing in the start-up and early stage funding of companies in the finance, insurance, and real estate industries. A nationally acknowledged expert in the field of real estate investment and finance, Mr. Shidler is the founder and Chairman of the Board of Directors of Corporate Office Properties Trust (NYSE: OFC) and founder and Chairman of the Board of First Industrial Realty Trust (NYSE: FR). He serves on the boards of directors of several private companies and charitable organizations, including The Shidler Family Foundation.

The following individuals will become directors of Primus Guaranty upon completion of this offering:

Duncan E. Goldie-Morrison, 49, will become a director of our company upon the closing of this offering. Mr. Goldie-Morrison is President of Ritchie Capital Management, a multi-strategy hedge fund in Geneva, Illinois. Between 1993 and 2003, he was Managing Director, Head of Global Markets Group and Head of Asia at Bank of America. He was responsible for the origination, syndication, sales, trading and research components of the bank's debt businesses. He was also responsible for interest rate, credit and commodity derivatives and foreign exchange. Additionally, he managed the company's businesses in Asia and Latin America. He was a member of Bank of America's Management Operating Committee, the Asset and Liability Committee and the Trading Risk Committee. Mr. Goldie-Morrison serves on the board of directors of ICAP, plc (London Stock Exchange: IAPL), the world's largest voice and electronic interdealer broker. Mr. Goldie-Morrison was an ISDA board member for four years and a board member and executive committee member of the Bond Market Association. He was also a member of Duke University's Capital Markets Center Advisory Board.

James K. Hunt, 52, will become a director of our company upon the closing of this offering. Since April 2004, Mr. Hunt has been the Chief Executive Officer, Chief Investment Officer and a director of Evercore Investment Corporation, a newly-organized, closed-end, management investment company. From 2001 to 2003, Mr. Hunt was engaged in fund-raising efforts for Bison Capital Asset Management, LLC, a private equity firm. Mr. Hunt founded and has been Managing Partner of Bison Capital since 2001. From 2001 to 2002, Mr. Hunt also served as an outside consultant to SunAmerica Investments, Inc., a company specializing in retirement savings solutions. From 1990 to 2000, he was employed by SunAmerica Inc. where he became President of SunAmerica Corporate Finance and Executive Vice President of SunAmerica Investments, Inc., which subsequently became a unit of AIG SunAmerica. During his tenure at SunAmerica, he was also President and Chief Executive Officer of the Anchor Pathway Funds and SunAmerica Series Trust with assets exceeding $26 billion. Mr. Hunt serves on the board of directors of Falcon Financial Investment Trust (Nasdaq: FLCN), a specialty finance company focused solely on the business of originating and servicing loans to automotive dealers in the United States. Since March 2002, Mr. Hunt has served as a director of Primus Financial. Mr. Hunt holds a Bachelor of Business Administration degree in economics from the University of Texas at El Paso and an M.B.A. in finance and accounting from the University of Pennsylvania's Wharton Graduate School of Business.

John A. Ward, III, 58, will become a director of our company upon the closing of this offering. Mr. Ward was the Chairman of the Board of Directors and Chief Executive Officer of American Express Bank from January 1996 until September 2000, and President of Travelers Cheque Group from April 1997 until September 2000. Mr. Ward joined American Express following a 27-year career at Chase Manhattan Bank, during which he held various senior posts in the United States, Europe and Japan. His last position at Chase was that of Chief Executive Officer of ChaseBankCard Services, which he held from 1993 until 1995. Presently, Mr. Ward serves as a director of Rewards Network Inc. (AMEX: IRN), a loyalty and rewards marketing company, and Coactive Marketing Group, Inc. (NasdaqSC: CMKG), a marketing, sales promotion and interactive media services and e-commerce provider company. Since March 2002, Mr. Ward has served as a director of Primus Financial.

Board Composition

Upon closing of this offering, our board of directors will consist of nine members. Our Bye-laws provide for a staggered board of directors.

Directors are elected for three-year terms as follows:

•	Messrs. Michael P. Esposito, Jr., Duncan E. Goldie-Morrison and Thomas W. Jasper have been designated Class I directors whose terms will expire at the 2007 annual meeting of shareholders;

•	Messrs. Thomas J. Hartlage, Frank P. Filipps and James K. Hunt have been designated Class II directors whose terms will expire at the 2006 annual meeting of shareholders; and

•	Messrs. Robert Lusardi, Jay H. Shidler and John A. Ward, III have been designated Class III directors whose terms will expire at the 2005 annual meeting of shareholders.

In addition, in order to ensure compliance with the independence requirements of the NYSE, the composition of the board of directors may change prior to and following the offering. It is our intention to be in full and timely compliance with all applicable rules of the NYSE and applicable law, including with respect to the independence of our directors. We intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE rules which require that our audit committee be composed of at least three independent directors.

Committees of the Board of Directors

Our board of directors has the power to appoint committees to perform certain management and administration functions. Our board of directors currently has an audit committee, a compensation committee and a finance and investment committee. We believe that the members of the audit and compensation committees are, and the nominating and corporate governance committee that we will establish upon the closing of this offering will be, "independent" directors under the standards applicable to members of those committees imposed by the regulations of the Securities and Exchange Commission, or SEC, for audit committees and the NYSE's listing standards for audit, compensation and nominating/corporate governance committees.

Audit Committee

The audit committee, on behalf of our board of directors, recommends to the shareholders the appointment and termination of an independent public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, reviews and discusses the audited financial statements with the independent auditors and management and recommends to our board of directors whether the audited financials should be included in our future Annual Reports on Form 10-K to be filed with the SEC. The audit committee will consist of three members, all of whom will be independent directors within one year following the completion of this offering. We anticipate that Messrs. Goldie-Morrison, Hartlage and Ward will be members of this committee following completion of the offering. Mr. Hartlage is an executive of Transamerica Life Insurance Company, which beneficially owned approximately 17.2% of our voting shares outstanding as of June 30, 2004.

Compensation Committee

The compensation committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual share and option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. We anticipate that Messrs. Esposito, Filipps and Hunt will be members of this committee upon completion of the offering. Mr. Esposito is non-executive Chairman of XL, which beneficially owned approximately 45.3% of our voting shares outstanding as of June 30, 2004. Mr. Filipps is Chairman and Chief Executive Officer of Radian, which owned approximately 14.6% of our voting shares outstanding as of June 30, 2004.

Finance and Investment Committee

The finance and investment committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval, our capital management policies including reviewing and recommending actions with respect to strategic investments, new business initiatives, and reviewing our investment guidelines and performance. We anticipate that Messrs. Goldie-Morrison, Lusardi and Shidler will be members of this committee upon completion of the offering. Mr. Lusardi is an Executive Vice President of XL (and serves as a director and/or officer of a number of XL entities), which beneficially owned approximtaely 45.3% of our voting shares outstanding as of June 30, 2004.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we will establish a nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for the oversight of, and will assist our board of directors in, developing and recommending corporate governance practices and selecting the director nominees to stand for election at annual meetings of our shareholders. We anticipate that Messrs. Esposito, Filipps and Hunt will be members of this committee following completion of the offering.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Compensation of Directors

For the year ended December 31, 2003, Messrs. Ward and Hunt each received compensation of $31,000 for serving on the board of directors of Primus Financial and are reimbursed for reasonable expenses incurred in attending meetings of the board of directors of Primus Financial or such board's committees. For the year ended December 31, 2003, the other individuals serving on our board of directors who were not our employees did not receive any compensation so long as they were affiliated with institutions that had a financial interest in us.

After completion of this offering, we intend to pay each of our non-employee directors in the following manner:

•	an annual $30,000 award of common shares;

•	an annual retainer of $30,000, paid half in cash, half in common shares;

•	a fee of $1,000 per board of directors or committee meeting attended;

•	an additional annual retainer of $10,000 for the chairman of the audit committee; and

•	an additional annual retainer of $5,000 for the chairman of each other committee.

The common shares referred to above will be fully vested, although such common shares will not be delivered to the director until the director leaves board service. We intend to reimburse promptly all directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

Executive Compensation

The following table sets forth all compensation received for services rendered during the year ended December 31, 2003 by our chief executive officer and our two other executive officers whose annual salary and bonus exceeded $100,000 in such fiscal year. These three officers are referred to as the "named executive officers" in this prospectus. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
				Awards			Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Share Award(s) ($)(1)		Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Thomas W. Jasper	$450,000	$781,395	—	$358,526		60,494	—	—
Chief Executive Officer
Richard Claiden	48,526	50,000	—	368,060	(3)	18,519	—	—
Chief Financial Officer(2)
Zachary Snow	316,667	325,500	—	139,466		24,691	—	—
General Counsel

(1)	There was no public trading market for our common shares as of the grant date of these awards. Accordingly, these values have been calculated on our board of directors' determination of the fair market value of the underlying shares as of the grant date of $9.88 per share. The restricted share awards granted for 2003, in the form of restricted share units, vest in equal installments on the first three anniversary dates of the grant date, February 15, 2004.

(2)	Mr. Claiden commenced employment on October 23, 2003. His salary and bonus, if annualized, would have been greater than $100,000.

(3)	Includes a restricted share award for 2003 and an award of 49,383 restricted share units, valued at $7.02 per share, granted upon Mr. Claiden's employment date, October 23, 2003, which vests in equal installments on the first three anniversary dates of the grant date.

Option Grants in the Last Fiscal Year

The following table sets forth information regarding options we granted during the fiscal year ended December 31, 2003 to the named executive officers. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common shares appreciate at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future share price growth.

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees During the Fiscal Year Ended December 31, 2003	Exercise Price Per Share ($/Sh)	Expiration Date(1)	Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term
					5% ($)	10% ($)
Thomas W. Jasper	60,494	19.0%	$9.88	2/15/14	$375,878	$952,549
Richard Claiden	18,519	5.8%	9.88	2/15/14	115,067	291,603
Zachary Snow	24,691	7.8%	9.88	2/15/14	153,417	388,789

(1)The options were granted on February 15, 2004 and vest in equal installments on the first four anniversaries of such date.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information on unexercised options to purchase our common shares granted to the named executive officers and held by them as of December 31, 2003. No options were exercised during fiscal year 2003.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003 ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas W. Jasper	—	—	—	109,877	—
Richard Claiden	—	—	—	18,519	—
Zachary Snow	—	—	—	49,383	—

(1)	There was no public trading market for our common shares as of December 31, 2003. Accordingly, as permitted by the rules of the SEC, these values have been calculated based on an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, less the applicable exercise price per share, multiplied by the underlying common shares.

Share Option and Other Benefit Plans

    Stock Incentive Plan

Our Stock Incentive Plan, or the Incentive Plan, provides equity incentives to our employees who are in a position to contribute to our long-term success. The Incentive Plan permits the grant of options in the form of incentive stock options and non-qualified stock options, common shares (restricted and unrestricted) and restricted share units, or RSUs.

The total number of common shares that have been reserved for issuance pursuant to awards under the Incentive Plan is equal to 1,376,446, plus the number of common shares or share units awarded to employees outside of the Incentive Plan that are forfeited or reacquired by us at a price that is less than fair market value (up to a maximum of 580,246). The Incentive Plan's share limit is not affected by any RSUs that are granted or subsequently forfeited or cancelled under the Incentive Plan pursuant to bonus awards granted under our Annual Performance Bonus Plan, or the Bonus Plan.

Our chief executive officer, Mr. Jasper, is the plan administrator and, in general, (except where the compensation committee of our board of directors has retained discretion) has sole discretion, power and authority to interpret and administer the Incentive Plan. All grants made under the Incentive Plan are approved by our compensation committee.

Unless otherwise determined by the plan administrator, the options granted under the Incentive Plan will carry per share exercise prices that are equal to the fair market value of our common shares on the dates of grant, vest over four years from the date of grant and expire ten years following the dates of grant, subject to earlier expiration upon, or after a specified period following, termination of employment. For the fiscal year ended December 31, 2003, Messrs. Jasper, Claiden and Snow were awarded options under the Incentive Plan for 60,494, 18,519 and 24,691 common shares, respectively, at an exercise price per share of $9.88, and for the fiscal year ended December 31, 2002, Messrs. Jasper and Snow were awarded options under the Incentive Plan relating to 49,383 and 24,691 common shares, respectively, at an exercise price of $7.02.

The plan administrator is also permitted to award restricted and unrestricted common shares which represent the right of a participant to receive delivery of a specified number of our common shares at a future date, or upon the occurrence of a future event. The non-cash portion of annual bonus awards made pursuant to the Bonus Plan are made in the form of RSUs under the Incentive Plan that vest over three years from the date of grant.

All unvested awards become (1) fully vested upon a termination of the grantee's employment by reason of the grantee's death, disability or retirement, (2) fully vested immediately prior to a sale of our company and (3) vested as to 50% of the common shares not then vested upon this initial public offering.              restricted share units and          options will vest upon completion of this initial public offering.

The Incentive Plan permits the plan administrator to make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common shares, liquidation, dissolution or other similar transaction or events. In addition, the plan administrator may make adjustments in the terms and conditions of any awards in recognition of any unusual or nonrecurring events. The plan administrator may, at any time, alter, amend, suspend or discontinue the Incentive Plan.

    2004 Stock Incentive Plan

We have adopted a new 2004 Stock Incentive Plan, or 2004 Plan, to replace the Incentive Plan, although awards already granted under the Incentive Plan will remain outstanding in accordance with their terms. The 2004 Plan generally is to be administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the plan, and authority to administer any aspect of the 2004 Plan may be delegated to our chief executive officer or any other person. The 2004 Plan allows the plan administrator to grant awards of our common shares or the right to receive or purchase our common shares (including options to purchase shares, restricted shares and share units, bonus shares, performance shares, and share appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to reprice outstanding share options or other awards. The actual terms of an award, including the number of common shares relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, common shares, are to be determined by the plan administrator and set forth in a written award agreement with the participant.

The aggregate number of our common shares for which awards may be granted under the 2004 Plan cannot exceed 12% of the number of our common shares issued and outstanding at the time any award is granted. Awards made under the 2004 Plan that have been forfeited (including our repurchase of common shares subject to an award for the price, if any, paid to us for such common shares, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. Unless otherwise provided in an award agreement, all unvested awards become fully vested, and all performance conditions will lapse, upon a termination of the grantee's employment by reason of the grantee's death, disability or retirement, except that certain performance-based awards will only vest based on the number of days completed in the applicable performance period (as of the date of termination).

The 2004 Plan permits the plan administrator to make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common shares, liquidation, dissolution or other similar transaction or events. In addition the plan administrator may make adjustments in the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Our board of directors may, at any time, alter, amend, suspend or discontinue the 2004 Plan. The 2004 Plan will automatically terminate ten years after it has been most recently approved by our shareholders.

    Annual Performance Bonus Plan

Our Bonus Plan is maintained in order to tie a portion of each participant's compensation to our financial success and to attract, retain and motivate persons of outstanding ability to exert their best efforts on our behalf. Our chief executive officer, Mr. Jasper, has been designated by our board of directors as plan administrator and in general (except where our compensation committee has retained discretion) has sole discretion, power and authority to interpret and administer the Bonus Plan.

The Bonus Plan provides that each year our chief executive officer will identify the Bonus Plan participants and specify the target bonuses for each participant. Participants who are designated by our chief executive officer as "key executives" will generally have target bonuses that average 1.25 times salary. For all other participants, target bonuses will generally average .75 times salary. Key executives will be guaranteed a minimum bonus, typically .5 times salary and their bonuses will be capped, typically at two times salary. Target bonuses are reviewed each year in light of both our performance and updated information on market comparables.

As soon as practicable at the end of each fiscal year, the bonus pool with respect to such year will be determined at the discretion of our chief executive officer, subject to the approval of our compensation committee. In general, if our financial performance is deemed satisfactory, the bonus pool will equal the budgeted bonus accrual. The bonus pool may be larger or smaller, depending upon our actual results. The allocation of our bonus pool among eligible participants will be determined by our chief executive officer, with approval of our compensation committee. Such awards will be based upon individual performance (subject to the predetermined guarantees and caps). A specified portion of a participant's bonus, up to 30%, is payable in the form of RSUs under the Incentive Plan. Payment of the cash portion of each participant's bonus will generally be distributed as soon as practicable following allocation of the bonus pool each year. Generally, participants must be employed with us on the date of distribution of the bonus pool in order to be eligible to receive an award. For the fiscal year ended December 31, 2003, Messrs. Jasper, Claiden and Snow were awarded cash bonuses of $781,395, $50,000 and $325,500, respectively, and non-cash bonuses in the form of RSUs under the Incentive Plan relating to 36,288, 2,165 and 14,116 common shares, respectively, and for the fiscal year ended December 31, 2002, Messrs. Jasper and Snow were awarded cash bonuses of $750,000 and $337,500, respectively, and non-cash bonuses in the form of RSUs under the Incentive Plan relating to 35,598 and 16,019 common shares, respectively.

    Severance Plan

We have adopted a severance plan for our senior executive officers (other than our chief executive officer) and certain other designated key employees, which will provide for severance benefits based upon length of service for terminations of employment occurring outside the context of a change in control of our company, and an enhanced level of severance for terminations of employment occurring in connection with a change in control of our company that may occur following consummation of this offering. Generally, severance payable outside the context of a change in control will equal one month of base pay, bonus (based on the average of the cash bonuses paid in the previous 3 years), and reimbursement of Consolidated Omnibus Budget Reconciliation Act, or COBRA, premiums for each full year of completed service, with a minimum severance of two months and a maximum severance of 12 months, as well as a pro rata annual bonus. Severance payable for terminations occurring during an 18 month period following a change in control will include base pay, bonus (based on the highest cash bonus paid in the previous 3 years), and reimbursement of COBRA premiums for a specified severance period (generally 18 months for members of our management committee and 12 months for others), as well as accelerated vesting of outstanding share-based awards (on a prorated basis for performance-based share awards) and a pro rata annual bonus. If any payments under the plan or otherwise are subject to the "golden parachute" excise tax, we will pay participants an amount sufficient to negate the impact of this tax, unless the tax can be eliminated by a 10% or less reduction of the amounts payable. Any severance payable pursuant to this plan will be offset by severance payable under any applicable employment agreement. Employees are required to sign a non-compete agreement as a condition to participation in this plan. Our board may amend or terminate this plan, or remove or add designated participants, on 12 months' notice to any participants affected by the change provided that no changes adverse to participants could be made during the 18 month period following a change in control. For purposes of the plan, a change in control is defined as (i) an acquisition by any person or group of a beneficial interest of at least 30% (50% if such person owned our shares immediately prior to this offering) of the voting power, (ii) a change in the composition of a majority of the board not approved by incumbents, or (iii) any reorganization, merger or sale of assets or similar transaction where shareholders immediately prior to such transaction cease to own at least 50% of voting stock of resulting corporation.

    401(k) Plan

We offer our employees the opportunity to make contributions to a 401(k) plan, and provide a company match of 50% of the first $6,000 contributed by each employee each year to the plan.

Employment Agreements

Thomas W. Jasper.    Mr. Jasper's current employment agreement expires in March 2005. We have entered into a new employment agreement with him which will become effective upon completion of this offering and which will replace his current agreement. The new employment agreement will provide for the following: a base salary of $500,000; an annual bonus opportunity targeted at 150% of base salary, with the actual bonus based primarily upon achievement of performance goals established annually by the compensation committee; and termination benefits consisting of a payment equal to five times Mr. Jasper's annual base salary then in effect, a prorated annual bonus, continued health benefits for two years and full or partial accelerated or continuing vesting of his unvested incentive equity awards, payable upon a termination of employment by us other than for "cause" or by Mr. Jasper for "good reason". It will also provide for a payment sufficient to negate the impact of any "golden parachute" excise tax, unless that tax can be eliminated by a 10% or less reduction of the payments to which Mr. Jasper is otherwise entitled. For example, if Mr. Jasper's employment were terminated without cause at a time when his rate of base salary was $500,000, he would be entitled to a cash severance payment of $2.5 million, plus a prorated bonus that would depend upon the point in time during the year that the termination occurred and our actual performance during such year. He would also be entitled to the benefits and equity vesting described above. We can terminate Mr. Jasper's employment without any termination obligation on any anniversary of this offering, starting with the third anniversary, by providing him at least six months notice. However, where such notice is provided after a "change in control" (which is defined in the same way as in our Severance Plan described above) and the termination is to be effective on any anniversary of this offering occurring within 18 months after such change in control, the contractual termination benefits described above will be payable. The new employment agreement also contains a prohibition on Mr. Jasper's competing with us for the one year period following termination of his employment if he is entitled to his contractual termination benefits, or otherwise if we elect to pay him 2.5 times his annual base salary and continue to vest certain of his equity awards for one year. If we terminate Mr. Jasper's employment other than for cause on the third or any subsequent anniversary of this offering, his equity awards will continue to vest on their original vesting schedule as long as Mr. Jasper does not engage in any competitive activities during the vesting period.

In addition, Mr. Jasper has been granted incentive equity awards in connection with, and conditioned upon completion of, this offering for a total of                          common shares, one-half of which is in the form of an option to purchase common shares that will vest over four years of service, and one-half of which is in the form of performance common shares. All of the performance common shares will be paid if a targeted level of performance is achieved for the period commencing January 1, 2004 and ending December 31, 2006, between 50% and 100% of the performance common shares will be paid if actual performance for a period is at least equal to a threshold level of performance but less than target, and up to 150% of the performance common shares will be paid if actual performance exceeds target. No performance common shares will be paid if actual performance is not at least equal to the threshold level of performance. During our developmental stage, Mr. Jasper received fully vested grants of 432,098 common shares; he also has received share option awards and RSU awards pursuant to our Incentive Plan and Bonus Plan which are described above. Upon a change in control, if these or other equity awards are not continued, assumed or substituted in the transaction, they will vest in full immediately prior to the change in control.

Richard Claiden.   We are party to an employment agreement with Mr. Claiden, pursuant to which he is entitled to receive an annual base salary of $250,000 and a discretionary annual merit bonus payable in cash and RSUs. In respect of 2003, Mr. Claiden received a bonus in cash and RSUs under our Bonus Plan and an award of options under our Incentive Plan, all of which are described above. For 2004, the target amount of his bonus is $250,000. Upon joining us, he received an award of 49,382 RSUs that vest in three equal installments in 2004, 2005 and 2006. One-half of any RSUs that are unvested at the time of this offering will become vested at such time. In addition, all unvested RSUs will vest upon a sale of our company. In the event of Mr. Claiden's termination of employment, any RSUs that have not yet vested will be forfeited, unless his termination is by reason of his death or disability, in which case all unvested RSUs will vest.

Zachary Snow.   We are party to an employment agreement with Mr. Snow, pursuant to which he is paid annually a base salary that is currently $350,000. Mr. Snow received awards under our Incentive Plan and Bonus Plan that are described above. In connection with the commencement of his employment, Mr. Snow received 74,074 restricted common shares on June 7, 2002. One-third of these shares vest on each of the first three anniversaries of his hire date. One-half of any shares not yet vested will vest upon completion of this offering. His employment agreement expires on May 6, 2005. In the event that Mr. Snow's employment is terminated prior to expiration of his employment agreement (a) by us other than for "cause" (as defined in his agreement with us), or (b) by Mr. Snow for "good reason" (as defined in his agreement with us), Mr. Snow will be entitled to receive severance payments and benefits consisting of: (i) continued base salary at a rate of 200% of his base salary and continued health coverage, in each case for a period equal to the lesser of (x) 12 months, or (y) the remaining term of his agreement (i.e., from the date of termination until May 6, 2005); and (ii) a prorated portion of his annual bonus and share award, paid when bonuses are normally paid. If Mr. Snow terminates his employment for good reason, he will also be entitled to immediate vesting of all outstanding share and option awards. In the event his employment is terminated as a result of his disability or upon the expiration of the term of the agreement, Mr. Snow is only entitled to receive a prorated portion of his annual bonus. If his employment is terminated by us for cause or by him not for good reason, Mr. Snow cannot compete with us for 12 months. Upon any other termination of his employment, Mr. Snow's non-competition period will correspond to the period during which he is receiving any severance payments or benefits described in clause (i) above. We may extend the non-competition period for up to 12 months if we provide notice and continue the payment of severance during this period.

IPO Awards

The board of directors has approved the grant of equity incentive awards in connection with, and conditioned on completion of, this offering. Specifically, the board of directors authorized the grant of options and performance common shares in the aggregate amount up to 2.4% of common shares outstanding upon consummation of this offering. The cost of the awards in connection with this offering will be recognized over the vesting period for the awards in accordance with FAS 123. The cost of options will be recognized ratably between the closing date of the offering and December 31, 2007. The cost of the performance common shares will be recognized ratably between the closing date of the offering and December 31, 2006. The expense associated with the performance shares will be adjusted over the vesting period to reflect the projected actual award, which is based upon our aggregate performance in the years 2004, 2005 and 2006. The board of directors delegated to the compensation committee decisions regarding the terms and conditions of such awards, including the employees to whom such awards are to be granted and the performance factors required to earn such common shares. The compensation committee has determined that 50% of the equity incentive awards will be option grants which will vest annually over four years and 50% will be performance common shares. All of the performance common shares will be paid if a targeted level of performance is achieved for the period commencing  January 1, 2004 and ending December 31, 2006, between 50% and 100% of the performance common shares will be paid if actual performance for a period is at least equal to a threshold level of performance but less than target, and up to 150% of the performance common shares will be paid if actual performance exceeds target. The awards will be made at the initial public offering price per share. Thomas Jasper, Richard Claiden and Zachary Snow have been granted             ,              and              equity incentive awards, respectively.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common shares before and after this offering by:

•	each person who is known by us to own beneficially more than 5% of our common shares;

•	each member of our board of directors and each of our executive officers;

•	all members of our board of directors and our executive officers as a group; and

•	each selling shareholder.

The percentage ownership before the offering is based on 33,199,003 common shares outstanding as of                      , 2004, and reflects a one for 8.1 reverse share split that we intend to effect immediately prior to the completion of this offering (with fractional shares being repurchased by us). The percentage ownership before the offering assumes conversion of all outstanding shares of Series A preferred shares, but assumes that no exercise of outstanding warrants and options has occurred. Percentage ownership after the offering is based on common shares outstanding immediately after the closing of this offering.

For purposes of the table below, we deem common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of                      , 2004 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the common shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o Primus Asset Management, Inc., 360 Madison Avenue, 23rd Floor, New York, New York 10017.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering			Maximum Number of Shares Offered in this Offering	Percentage Ownership After this Offering	Maximum Number of Shares Being Sold in the Over-Allotment Option, if Any	Shares Beneficially Owned After the Offering if the Underwriters' Over-Allotment Option is Exercised in Full
	Number of Shares	Percent					Number of Shares	After Offering
Greater than 5% Shareholders:
XL Capital Ltd	15,684,055	45.3	%(1)		%			%
Transamerica Life Insurance Company (an indirect wholly-owned subsidiary of AEGON, N.V., a Netherlands based holding company)	5,714,710	17.2	%(2)		%			%
PCG Corporate Partners, LLC/CalPERS	5,714,710	17.2	%(3)		%			%
Radian Group Inc.	4,857,766	14.6	%(4)		%			%

Executive Officers:
Thomas W. Jasper	513,456	1.5	%(5)		%			%
Zachary Snow	85,585	*	%(6)		%			%
Richard Claiden	0	*	%		%		(7)	%
Non-Executive Directors:
Michael P. Esposito, Jr.	0	*	%(8)		%			%
Frank P. Filipps	0	*	%(9)		%			%
Duncan E. Goldie-Morrison	0	*	%		%			%
Thomas J. Hartlage	0	*	%(10)		%			%
James K. Hunt	0	*	%		%			%

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering			Maximum Number of Shares Offered in this Offering	Percentage Ownership After this Offering	Maximum Number of Shares Being Sold in the Over-Allotment Option, if Any	Shares Beneficially Owned After the Offering if the Underwriters' Over-Allotment Option is Exercised in Full
	Number of Shares	Percent					Number of Shares	After Offering
Robert R. Lusardi	0	*	%(11)		%			%
Jay H. Shidler	1,481,480	4.5	%(12)		%			%
John A. Ward, III	0	*	%		%			%
All directors and executive officers as a group (11 persons)	2,080,521	6.3%			%			%
Other Selling Shareholders:
E.Capital Technologies, LLC	522,299	1.6	%(13)		%			%
Joseph P. Bauman	385,502	1.1%			%			%

*	Less than 1% of common shares outstanding.

(1)	Includes 15,255,452 common shares owned by XL Insurance (Bermuda) Ltd, 428,603 common shares owned by XL Capital Principal Partners I, L.L.C. and warrants to purchase 1,397,280 common shares held by XL Insurance (Bermuda) Ltd. Such warrants are exercisable until March 14, 2007. The address of XL Insurance (Bermuda) Ltd and XL Capital Principal Partners I, L.L.C. is XL House, One Bermudiana Road, Hamilton HM 11, Bermuda.

(2)	The address of Transamerica Life Insurance Company is c/o AEGON USA Investment Management LLC, 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-5335.

(3)	The address of PCG Corporate Partners, LLC/CalPERS is 1200 Prospect Street, La Jolla, California 92037.

(4)	The address of Radian Group Inc. is 1601 Market Street, Philadelphia, Pennsylvania 19103.

(5)	Includes 12,345 common shares which could be acquired within 60 days upon the exercise of options and 11,866 restricted share units. Excludes 97,530 unvested options and 60,020 unvested restricted share units. Upon completion of this offering 30,010 restricted share units and 30,010 options will vest.

(6)	Includes 6,172 common shares which could be acquired within 60 days upon the exercise of options, 5,339 restricted share units and 74,074 restricted common shares of which 49,382 have vested. Excludes 43,210 unvested options and 24,796 unvested restricted share units. Upon completion of this offering, 12,398 restricted share units and 12,398 options will vest.

(7)	Includes restricted share units and options that will vest upon completion of this offering.

(8)	Excludes 15,255,452 common shares owned by XL Insurance (Bermuda) Ltd, 428,603 common shares owned by XL Capital Principal Partners I, L.L.C. and warrants to purchase 1,397,280 common shares held by XL Insurance (Bermuda) Ltd. as to which Mr. Esposito disclaims beneficial ownership. The address for Mr. Esposito is c/o XL Capital Ltd., XL House, One Bermudiana Road, Hamilton HM 11, Bermuda.

(9)	Excludes 4,857,766 common shares held by Radian Group Inc. as to which Mr. Filipps disclaims beneficial ownership. The address for Mr. Filipps is c/o Radian Group Inc., 1601 Market Street, Philadelphia, Pennsylvania 19103.

(10)	Excludes 5,714,710 common shares owned by Transamerica Life Insurance Company, as to which Mr. Hartlage disclaims beneficial ownership. The address for Mr. Hartlage is c/o AEGON Structured Products, Inc., 400 West Market Street, Louisville, Kentucky 40202.

(11)	Excludes 15,255,452 common shares owned by XL Insurance (Bermuda) Ltd, 428,603 common shares owned by XL Capital Principal Partners I, L.L.C. and warrants to purchase 1,397,280 common shares held by XL Insurance (Bermuda) Ltd as to which Mr. Lusardi disclaims beneficial ownership. The address for Mr. Lusardi is c/o XL Capital Ltd, XL House, One Bermudiana Road, Hamilton HM 11, Bermuda.

(12)	Includes 959,181 common shares beneficially owned by Primus Capital Advisors, LLC of which Mr. Shidler is Manager and 522,299 common shares beneficially owned by E.Capital Technologies, LLC of which Mr. Shidler is Managing Member. The address for Mr. Shidler is c/o The Shidler Group, 810 Richards Street, Suite 1000, Honolulu, Hawaii 96813.

(13)	The address of E.Capital Technologies LLC is c/o The Shidler Group, 810 Richards Street, Suite 1000, Honolulu, Hawaii 96813. Mr. Shidler, the managing member, has informed us that any proceeds received from the sale of common shares in this offering by E.Capital Technologies, LLC will not be allocated to his capital account.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below some of the transactions we have entered into with parties that are related to our company.

    Transactions with Directors and Principal Shareholders

In connection with our development, we issued common shares to E.Capital Technologies, LLC and Primus Capital Advisors, LLC, affiliates of Jay H. Shidler, a director of our company. We also issued 1,211,200 Series B convertible voting preferred shares, or Series B preferred shares, to E.Capital Technologies.

On March 14, 2002, we repurchased 4.7 million of our common shares from Primus Capital Advisors for an aggregate purchase price of $1.00, contingent upon the issuance of such common shares to our employees.

On March 14, 2002, we issued 6,200,000 shares of our Series A preferred shares to a limited number of institutional accredited investors at a price per share of $25.00 for an aggregate purchase price of $155.0 million. The following table sets forth each such institutional accredited investor, the number of Series A preferred shares purchased thereby and the aggregate purchase price for such Series A preferred shares:

Name of Investing Entity	Aggregate Purchase Price (in millions)	Series A Convertible Voting Preferred Shares Purchased
XL Insurance (Bermuda) Ltd	$72.75	2,910,000
XL Capital Principal Partners I, L.L.C.	2.25	90,000
Transamerica Life Insurance Company	30.00	1,200,000
PCG Corporate Partners, LLC/CalPERS	30.00	1,200,000
Radian Group Inc.	20.00	800,000

We also issued on March 14, 2002, 12,000 Series A preferred shares to Thomas W. Jasper, our chief executive officer, at a price per share of $25.00, which was purchased through application of $300,000 of a bonus payable to him in connection with his employment arrangements with us.

All Series A preferred shares will convert into 29,583,148 common shares upon completion of this offering. Each Series A preferred share will convert into 4.76 common shares upon completion of this offering.

In connection with the issuance of our Series A preferred shares, we issued to (1) XL Insurance (Bermuda) Ltd, a subsidiary of XL, warrants to purchase 1,397,280 common shares and (2) Radian warrants to purchase 1,047,960 common shares. All of such warrants are exercisable until March 14, 2007. In connection with the exercise of warrants by Radian, on May 15, 2004 we issued 1,047,960 common shares to Radian and received an aggregate of $5.5 million from the payment of the exercise price for such warrants.

As consideration for providing a surety bond of a minimum of $115.0 million to Primus Financial in connection with the issuance of our Series A preferred shares, we issued contingent, unvested warrants to Radian to purchase 1,080,371 common shares on the closing date of such issuance. The vesting of the surety bond warrants was scheduled over a four-year period and was contingent on the surety bond being provided by Radian Reinsurance Inc., an affiliate of Radian, at the time of vesting. The surety bond warrants were exercisable for a five-year period after issuance. We cancelled the surety bond on March 14, 2003, and, as a result, none of these warrants vested. Primus Asset Management paid Radian Reinsurance Inc. $2.4 million for providing the surety bond from March 2002 until March 2003.

Simultaneously with the issuance of our Series A preferred shares, we (1) repurchased from E.Capital Technologies 1,211,200 of our Series B preferred shares and repaid outstanding advances from E.Capital Technologies totaling $11.1 million and (2) repaid an aggregate of $5.0 million outstanding under a credit facility with Morgan Guaranty Trust Company of New York (now J.P. Morgan Chase & Co.) that certain affiliates of Mr. Shidler had guaranteed.

In connection with, and conditioned upon completion of, this offering, we have granted Thomas Jasper, Richard Claiden and Zachary Snow             ,              and              equity incentive awards, respectively. See "Management—IPO Awards" for information on equity incentive awards.

    Indemnification Agreements

We intend to enter into indemnification agreements with our directors and officers under which we will agree to indemnify any director or officer made, or threatened to be made, a party to any action or proceeding (including an action by or in the right of Primus Guaranty), whether civil or criminal, by reason of the fact that any of them is or was a director or officer of our company, or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against any judgments, fines, amounts paid in settlement and reasonable expenses which they incur. We also intend to maintain liability insurance covering our directors and officers.

There is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our Memorandum of Association and Bye-laws are summaries and are qualified by reference to the Memorandum of Association and the Bye-laws that will be in effect upon the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common shares and preferred shares reflect changes to our capital structure that will be in effect upon the completion of this offering. All references below to the "company," "us," "our," and "we" are to Primus Guaranty without its combined operations.

Upon the completion of this offering, our authorized share capital will consist of              common shares, par value $0.081 per share, and              preferred shares, par value $0.01 per share.

As of                      , 2004, we had                  issued and outstanding common shares, held by      shareholders of record and 6,212,000 Series A preferred shares.

As of                      , 2004, we also had outstanding warrants to purchase 1,397,280 common shares at an exercise price of $5.25 per share.

Upon the completion of this offering, all of the outstanding shares of our Series A preferred shares will automatically convert into a total of 29,583,148 common shares. In addition, upon completion of this offering, warrants to purchase an aggregate of 1,397,280 common shares will remain outstanding at an exercise price of $5.25 per share. If all of the warrants are exercised on a cashless basis, assuming an initial public offering price of $             per share, we will issue an aggregate of              common shares and receive no cash proceeds. If all of these warrants are exercised for cash, we will issue an aggregate of 1,397,280 common shares for cash proceeds of approximately $7.3 million. This information reflects a one for 8.1 reverse share split to be effected prior to the completion of this offering (with fractional shares being repurchased by us).

Common Shares

The holders of common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time determine. Generally, each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. However, see "—Bye-laws—Shareholder Action" and "—Bye-laws—Voting Rights" for further limitations on the right of a shareholder to vote under certain circumstances. Cumulative voting for the election of directors is not provided for in our Memorandum of Association or Bye-laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our Bye-laws provide for a staggered board of directors, with approximately one-third of our directors being selected each year. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities, subject to any resolution of the shareholders providing otherwise and to any liquidation preference on any other class of shares that rank ahead of the common shares.

Preferred Shares

Pursuant to our Bye-laws and Bermuda law, our board of directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, limitations and powers as may be fixed by the board of directors without any further shareholder approval. Any rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of our company. The issuance of preferred shares could also adversely affect the voting power of the holders of our common shares, deny such holders the receipt of a premium on their common shares in the event of a tender or other offer for the common shares and depress the market price of the common shares. We have no current plans to issue any preferred shares.

Options

As of August 13, 2004, we had 525,295 options outstanding under the Incentive Plan of which 51,691 are vested.

Warrants

The following table shows the number of warrants outstanding to purchase common shares at                      , 2004:

Warrant Holder	Warrants to Acquire Common Shares	Percentage of Common Shares(1)(2)	Exercise Price	Expiration
XL Insurance (Bermuda) Ltd	1,397,280	4.0%	$5.25	March 14, 2007

(1)	Percentages are based upon common shares outstanding as of , 2004 plus 1,397,280 common shares issuable upon exercise of outstanding warrants, not including the exercise of options to purchase common shares.

(2)	If all outstanding warrants were immediately exercised for cash, XL would own, on an economic basis, 45.3% of common shares outstanding and following this offering, % of common shares outstanding, assuming the underwriters' over-allotment option is not exercised.

The holders of warrants for common shares may exercise their warrants in whole or in part for common shares upon payment of the exercise price. Warrant holders also have the option, subject to Bermuda law, to exercise their warrants on a cashless basis. To the extent that the warrant holders elect to use the warrants' "cashless exercise" option, then we will issuer fewer common shares than the total stated above. The cashless exercise option allows a warrant holder to elect to pay the exercise price due upon exercise of the warrants using common shares instead of cash. In a cashless exercise, we will determine the fair market value of the common shares at the time of exercise, calculate the number of common shares that equals the exercise price due (the full number is issued at first) and deduct (repurchase from the newly issued common shares) that number of common shares from the number of warrant shares issued. As a result, the net number of common shares issued in a cashless exercise is less than the number of common shares as to which the warrant is exercised, and the issuer receives no cash payment of the exercise price. The exercise price and number of common shares issuable upon exercise of each warrant will be subject to adjustment in respect of events that may have a dilutive effect on its underlying share ownership interest. The Registration Rights Agreement contains registration rights for warrant holders similar to those applicable to holders of our common shares. See "—Registration Rights."

Restrictions on Transfer of Shares

Each transfer of our shares must comply with current BMA rules and regulations or have specific permission from the BMA. Our board of directors may decline to approve or register a transfer of any shares under certain circumstances, including if they have reason to believe that any adverse tax, regulatory or legal consequences to us, any of our subsidiaries or to any registered owner of our shares or its affiliates, would result from such transfer (other than such as our board of directors considers de minimus).

Issuance of Shares

Subject to our Bye-laws and Bermuda law, our board of directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Bye-laws

In addition to the provisions of our Bye-laws described above under "—Common Shares", "—Preferred Shares", "—Restrictions on Transfer of Shares" and "—Issuance of Shares", the following provisions are a summary of some of the other important provisions of our Bye-laws.

Our Board of Directors and Corporate Action.    Our Bye-laws provide that our board of directors shall consist of between two and 12 members, as the board of directors may determine, and is divided into three classes. Upon completion of this offering, the board of directors will consist of nine persons. In addition, each director will serve a three year term, with termination staggered according to class. The classification and current term of office for each of our directors is noted in the table listing our board of directors under "Management—Board Composition". Shareholders may only remove a director for cause at a general meeting; provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least 14 days before such meeting. Vacancies on the board of directors can be filled by the board of directors if the vacancy occurs as a result of death, disability, disqualification or resignation of a director or from an increase in the size of the board of directors.

Generally, the affirmative votes of a majority of the votes cast at any meeting at which a quorum is present are required to authorize a resolution put to vote at a meeting of the board of directors. Corporate action may also be taken by a unanimous written resolution of the board of directors without a meeting. The quorum necessary for the transaction of business at a meeting of the board of directors shall be a majority of the directors then in office.

At any general meeting of our company, our shareholders may elect a person or persons to act as an alternate director for any one or more directors of our company. Our shareholders also may authorize our board of directors to appoint alternate directors. Unless our shareholders determine otherwise, any director may appoint a person or persons to act as an alternate director for herself or himself by notice in writing to the secretary of our company. Any person so elected or appointed has all the rights and powers of the director or directors for whom such person is appointed. An alternate director will no longer be such if the director for whom such alternate director was appointed ceases for any reason to be a director of our company.

Shareholder Action.    At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50% of the total issued voting power of our shares shall constitute a quorum for the transaction of business. In general, anything that may be done by resolution of our shareholders in a general meeting may, without a meeting, be taken by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution. The removal of an auditor or director before the expiration of their respective terms of office may not be done by written resolution of the shareholders. In general, any questions proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with our Bye-laws. A majority vote of the outstanding common shares is required for us to amalgamate with another company and a vote of not less than 66 2/3% of the outstanding voting common shares (excluding any voting shares owned by an interested person in certain instances) is required to effect (1) the approval of business combinations with certain "interested persons", and (2) any alteration to the provisions of the Bye-laws relating to the purchase of our shares, the provision of certain information in connection with interested persons, our staggered board, the removal of directors, the indemnification of directors and officers and business combinations with interested persons.

We are authorized to require any shareholder or beneficial owner of shares to provide us with such information as we may reasonably request for the purpose of determining whether a shareholder is an interested person (as defined in "—Differences between Bermuda and Delaware Corporate Law—Transactions Involving Certain Business Combinations"). If the beneficial owner or shareholder fails to respond to the request or submits incomplete or inaccurate information, the shareholder may lose his or her voting rights.

The voting restrictions and restrictions on transfer described above may have the effect of delaying, deferring or preventing a change in control of Primus Guaranty.

Amendment.    The Bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.

Anti-Takeover Provisions Concerning Change of Control

In addition to the Bye-laws described above, there are other provisions of our Bye-laws, described below, that could delay or prevent a change of control that our shareholders might consider favorable.

Differences between Bermuda and Delaware Corporate Law

We are an exempted company organized under the Bermuda Companies Act. Bermuda law and our Memorandum of Association and Bye-laws govern the rights of our shareholders, including those persons who will become shareholders in connection with this offering. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. Set forth below is a summary of certain significant provisions of the Bermuda Companies Act (including modifications adopted pursuant to our Bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law, which is the law that governs many United States public companies. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of Directors.    Under Bermuda law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Bermuda Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

The Bermuda Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he or she has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his or her appointment, he or she ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him or her, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. Our Bye-laws, however, provide that we and each of our shareholders waive all claims or rights of action that they might have, individually or in the right of our company, against any director or officer of us for any act or failure to act in the performance of such director's or officer's duties, except this waiver does not extend to any claims or rights of action that arise out of fraud or dishonesty on the part of such director or officer.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders.

The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the "business judgment rule." If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second-guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors' conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Director.    Under Bermuda law, transactions we enter into in which a director has an interest are not voidable by us, nor can the interested director be liable to us for any profit realized pursuant to such transactions; provided that the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law, such a transaction would be voidable unless (i) the material facts as to the interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum, (ii) the material facts as to the director's relationship or interest and as to the transaction are disclosed or are known to the stockholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the stockholders or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee of the board of directors or the stockholders. Under Delaware law, the interested director could be held liable for a transaction in which that director derived an improper personal benefit.

Dividends.    Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would then be less than the aggregate of its liabilities and issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, Primus Re's ability to pay dividends is subject to Bermuda insurance laws and regulatory constraints.

Under Delaware law, subject to any restrictions contained in the company's certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Voting Rights.    Under Bermuda law, except as otherwise provided in the Bermuda Companies Act or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Bermuda Companies Act, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he or she has failed to comply with the terms of a notice requiring him or her to provide information to the company pursuant to the Bye-laws. In addition, a (1) majority vote of the outstanding common shares is required to amalgamate with another company and (2) super-majority vote of not less than sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding voting common shares (excluding any voting shares owned by an interested person in certain instances) is required to effect the following actions: approval of business combinations with certain "interested persons", and any alteration to the provisions of the Bye-laws relating to the purchase of our shares, our staggered board, the removal of directors, the indemnification of directors and officers, the provision of certain information in connection with interested persons and business combinations with interested persons.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the Bye-laws of a company. Our Bye-laws provide that the presence in person or by proxy of two shareholders representing in person or by proxy in excess of 50% of the total issued voting shares in the company entitled to vote at the start of the meeting constitute a quorum.

Under Delaware law, unless otherwise provided in the company's certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Takeovers.    Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority stockholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Meetings of Shareholders.    Under Bermuda law, a company is required to convene at least one general shareholders' meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five (5) days' advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days' notice of the annual general meeting and of any special general meeting. Delaware law permits the board of directors or any person who is authorized under a corporation's certificate of incorporation or bylaws to call a special meeting of stockholders.

Shareholder Proposals.    The Bermuda Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or 100 or more shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by stockholders or the manner in which business may be brought before a meeting.

Approval of Corporate Matters by Written Consent.     Under Bermuda law, the Bermuda Companies Act and our Bye-laws, shareholders may take action by unanimous written consent. Delaware law permits stockholders to take action by the consent in writing of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.

Access to Books and Records and Dissemination of Information.    Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to its Memorandum of Association. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two (2) hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation's stockholder list and its other books and records for any purpose reasonably related to such person's interest as a stockholder.

Indemnification of Directors and Officers.    Under Bermuda law we may and under our Bye-laws, we will indemnify our directors, officers, the resident representative of the company, any other person appointed to a committee of the board of directors and certain other persons (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, concurred in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty on the part of such director, officer or other person. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his or her conduct was unlawful. Under our Bye-laws, the company and each of our shareholders agree to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers, directors or resident representative.

We intend to enter into indemnification agreements with our directors and officers under which we will agree to indemnify any director or officer made, or threatened to be made, a party to any action or proceeding (including an action by or in the right of Primus Guaranty), whether civil or criminal, by reason of the fact that any of them is or was a director or officer of our company, or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against any judgments, fines, amounts paid in settlement and reasonable expenses which they incur. We also intend to maintain liability insurance covering our directors and officers.

Amendment of Memorandum of Association.    Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association that alters a company's business objects may require approval of the Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of no less than 20%, in par value, of a company's issued share capital or any class of issued share capital have the right to apply to the

Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for such purpose. Persons voting in favor of the amendment may make no such application.

Under Delaware law, amendment of the Certificate of Incorporation, which is the equivalent of a Memorandum of Association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the Certificate of Incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the Certificate of Incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company's stock, the holders of the outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the Certificate of Incorporation, should be entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company's Certificate of Incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Amendment of Bye-laws.    Except as specified in our Bye-laws, any amendment to the Bye-laws must be approved by our board of directors and by an ordinary resolution of our shareholders. Our Bye-laws specify that amendments to certain provisions, such as those related to our staggered board, the indemnification of directors and officers, the removal of directors, the purchase of our shares, business combinations with interested persons and the provision of certain information in connection with interested persons must be approved by the board of directors and approved by a special resolution of our shareholders by the affirmative vote of not less than sixty-six and two-thirds (66 2/3%) of the issued and outstanding common shares entitled to vote thereon (excluding any voting shares owned by an interested person in certain instances).

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the Certificate of Incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Appraisal Rights and Shareholder Suits.    Under Bermuda law, in the event of an amalgamation involving a Bermuda company, a shareholder who is not satisfied that fair value has been paid for his or her shares may apply to the Bermuda Court to appraise the fair value of his or her shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly-owned subsidiaries or between two or more wholly-owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions, under certain circumstances, may be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (1) in exchange for the assets of the business to be acquired; (2) in exchange for the outstanding stock of the corporation to be acquired; (3) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation; or (4) in a merger in which the corporation's Certificate of Incorporation is not amended and the corporation issues less than 20% of its common stock outstanding prior to the merger.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's Memorandum of Association or Bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company. Our Bye-laws provide that the company and each of our shareholders waive all claims or rights of action that they may have, individually or in the right of the company, against any director, officer or resident representative for any action or failure to act in the performance of such director's, officer's or resident representative's duties, except such waiver shall not extend to claims or rights of action that arise out of any fraud or dishonesty of such director, officer or resident representative.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Anti-takeover Effects of Provisions of our Bye-laws.    Several provisions of our Bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in our best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Shares.    Under the terms of our Bye-laws, our board of directors has authority, without any further vote or action by our shareholders, to issue preferred shares with terms and preferences determined by our board. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Staggered Board of Directors.    Our Bye-laws provide that our board of directors will consist of between two and 12 directors, as the board of directors may determine, and is divided into three classes. Upon completion of this offering, the board of directors will consist of nine persons. In addition, each director will serve a three year term, with termination staggered according to class. The classification and term of office for each of our directors is noted in the table listing our board of directors under "Management— Board Composition". Shareholders may only remove a director for cause at a general meeting; provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least 14 days before such meeting. Vacancies on the board of directors can be filled by the board of directors if the vacancy occurs as a result of death, disability, disqualification or resignation of a director or from an increase in the size of the board of directors.

Transactions Involving Certain Business Combinations.    Our Bye-laws prohibit the consummation of any "business combination" involving us and any "interested person" for a three-year period following the time that the shareholder became an interested shareholder unless:

•	prior to the time such person became an interested person the board of directors has approved either the business combination or the transaction which resulted in the person becoming an interested person; or

•	upon consummation of the transaction which resulted in such person becoming an interested person, the interested person owned at least 85% of the issued and outstanding voting shares of the company at the time the transaction commenced, excluding the voting shares owned by directors who are also officers of the company and any employee share plans, if the participants to such plans do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a business combination; or

•	at or subsequent to the time such person became an interested person the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which are not owned by the interested person.

Generally, a "business combination" includes a merger, amalgamation, asset or share sale or other transaction resulting in a financial benefit to the interested person. Subject to certain exceptions, an "interested person" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting shares.

The provisions of such bye-law shall not apply to a particular business combination, and such business combinations shall require only such vote or approval (if any) of the shareholders as would be required without reference to such bye-law, if any one of the following conditions are satisfied:

•	the interested person became an interested person inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that such person ceases to be an interested person and (ii) would not, at any time within the three (3) year period immediately prior to such business combination between the company and such person, have been an interested person but for the inadvertent acquisition of ownership; or

•	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the required legal notice of a business combination which (i) is with or by a person who either was not an interested person during the previous three (3) years or who became an interested person with the approval of the board of directors; and (ii) is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested person during the previous three (3) years or were nominated for election or elected to succeed such directors by a majority of such directors.

If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from our board of directors and authorization by stockholders holding at least two-thirds of the company's outstanding shares of common stock not owned by such interested stockholder to enter into a business combination (which, for this purpose, includes asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested stockholder for a period of three years from the time the person became an interested stockholder, unless we opted out of the relevant Delaware statute.

Registration Rights

Pursuant to a Registration Rights Agreement, to be entered into upon the consummation of this offering, XL Insurance (Bermuda) Ltd, XL Capital Principal Partners I, L.L.C., Transamerica Life Insurance Company, Pacific Corporate Group/CalPERS, Radian Group, Inc., Primus Capital Advisors, LLC, E.Capital Technologies, LLC, and our employees have the right in certain instances to have their registrable securities (as defined in the Registration Rights Agreement) registered under the Securities Act and applicable United States securities laws. We are obligated under the Registration Rights Agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder's registration rights. Additionally, we have agreed to indemnify and hold harmless holders (and their affiliates) of registrable securities covered by a registration statement against any and all liabilities, damages, claims, losses, costs and expenses that arise out of or are based upon (1) any untrue statement of a material fact contained in such registration statement or amendment thereto or (2) any omission to state a material fact required to be stated in order to make the statements in such registration statement or amendment not misleading.

Transfer Agent and Registrar

Mellon Investor Services LLC will serve as transfer agent and registrar for the common shares.

New York Stock Exchange Listing

We have applied to have our common shares listed on the NYSE under the symbol "PRS".

Financing Activities

In December 2002, Primus Financial issued and sold $110.0 million of PFP Cumulative Preferred Stock (with a liquidation preference of $1,000 per share) in two series, Series I and Series II, to Lehman Brothers. Lehman Brothers deposited the PFP Cumulative Preferred Stock in custodial trusts. Lehman Brothers acted as placement agent in connection with the offering and sale to various accredited investors in a private placement of $110.0 million of custodial receipts relating to the two series of PFP Cumulative Preferred Stock, consisting of (1) $100.0 million of MMP Receipts which were issued in two series, Series A and Series B, and (2) $10.0 million of related Variable Inverse Preferred™ Securities Custodial Receipts, or VIP Receipts, which were issued in two series, Series A and Series B, of which $9.998 million were issued to Primus Financial and $2,000 of which were issued to Lehman Brothers. The shares of the PFP Cumulative Preferred Stock are held by Deutsche Bank Trust Company Americas, as custodian and auction agent. Lehman Brothers received customary fees and expenses for acting as placement agent in this offering.

The Series A MMP Receipts pay distributions every 28 days based upon an auction rate set on the prior business day. The Series B MMP Receipts paid dividends quarterly beginning April 21, 2003 and ending January 20, 2004, based on the auction rate of 2.25% set on December 19, 2002. The distribution rate on the Series B MMP Receipts was reset for a one year period on January 20, 2004, making quarterly dividend payments beginning on April 21, 2004. The new auction rate is 2.11%. Thereafter, the Series B MMP Receipts will pay distributions every 28 days based upon an auction rate set on the prior business day. However, Lehman Brothers, with the consent of the holders of a majority in face amount of the VIP Receipts, is authorized to notify Deutsche Bank Trust Company not later than three days prior to an auction, that the rate determined by such auction will remain in effect and further auctions will be suspended for a period specified in such notice, after which time auctions will resume every 28 days. During any period when auctions are suspended, distributions will be made quarterly. Distributions on the VIP Receipts are determined by subtracting the applicable distribution rate on the MMP Receipts from the distribution rate on the PFP Cumulative Preferred Stock. After December 19, 2012, Primus Financial may redeem the PFP Cumulative Preferred Stock, in whole or in part, on any distribution date at $1,000 per share plus accumulated and unpaid dividends. The shares of the PFP Cumulative Preferred Stock are generally non-voting except under certain circumstances such as in connection with (1) a merger or liquidation of Primus Financial, (2) amending the constitutive documents of Primus Financial in a way so as to materially and adversely affect the preferences, special rights or powers of the PFP Cumulative Preferred Stock and (3) a default upon the payment of distributions on the PFP Cumulative Preferred Stock for 18 months. In addition, the PFP Cumulative Preferred Stock does not have a fixed maturity date and is not convertible into any other securities, membership interests or other ownership interests of Primus Financial.

Primus Financial issued $75.0 million of subordinated deferrable interest notes on July 23, 2004 and may issue an additional $75.0 million of subordinated deferrable interest notes prior to the end of 2004.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common shares, and we cannot assure you that a liquid trading market for our common shares will develop or be sustained after this offering. Future sales of substantial amounts of common shares, including common shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding              common shares, assuming no exercise of options or warrants for common shares occurs and after giving effect to a one for 8.1 reverse share split (with fractional shares being repurchased by us) and the automatic conversion of all outstanding shares of our Series A preferred shares into an aggregate of 29,583,148 common shares.

Of these common shares, the common shares sold in this offering will be freely tradeable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining common shares to be outstanding after this offering are "restricted securities" under Rule 144. All of these restricted securities will be subject to the 180-day lock-up period described below. After the 180-day period,         common shares will be freely tradeable under Rule 144(k) and              common shares will be eligible for resale under Rule 144, subject to volume limitations.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned our common shares for at least one year would be entitled to sell within any three-month period a number of common shares that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately common shares immediately after this offering; and

•	the average weekly trading volume of the common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Subject to the lock-up agreements described below, common shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell common shares acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the common shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased common shares from us in connection with a qualified compensatory share plan or other written agreement is eligible to resell those common shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

We anticipate obtaining prior to the completion of this offering lock-up agreements from all of our executive officers, directors and shareholders, holding all of our outstanding common shares, under which they will have agreed not to, directly of indirectly, offer for sale, sell, pledge or otherwise dispose of any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other derivatives transactions that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common shares, except for common shares sold in this offering by the selling shareholders, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers.

Lehman Brothers, in its sole discretion, may release the common shares subject to the lock-up agreements in whole or in part at any time with or without notice. We have been advised by Lehman Brothers that, when determining whether or not to release common shares from the lock-up agreements, Lehman Brothers will consider, among other factors, the shareholder's reasons for requesting the release, the number of common shares for which the release is being requested and market conditions at the time. Lehman Brothers has advised us that they have no present intention to release any of the common shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Furthermore, shareholders who purchased common shares from us upon exercise of share options have agreed with us that they will not sell any of their common shares for a period of 180 days after the date of this prospectus.

As a result of these lock-up agreements and rules of the Securities Act, the restricted common shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus		Common shares not locked up and eligible for sale under Rule 144
180 days		Lock-up released; common shares eligible for sale under Rule 144

Registration Rights

Upon the completion of this offering, the holders of an aggregate of              common shares will have the right to require us to register these common shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these common shares will become freely tradeable without restriction under the Securities Act. For more information regarding these registration rights, see "Description of Share Capital—Registration Rights."

Options and Awards

We expect that options to purchase an aggregate of approximately               common shares,        RSUs and        performance share awards will be outstanding as of the closing of this offering. Of these options, approximately 288,493 options are currently vested,        vest upon completion of this offering and approximately                          options may vest over the next four years. Of these RSUs, approximately        RSUs are currently vested,          vest upon completion of this offering and approximately        vest over the next        years. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the common shares subject to outstanding options and awards and options and other awards issuable pursuant to the Incentive Plan and the 2004 Plan.

Warrants

Upon completion of this offering, there will be warrants outstanding to purchase 1,397,280 common shares at an exercise price of $5.25 per share. Any common shares purchased pursuant to the "cashless exercise" feature of these warrants will be freely tradeable under Rule 144(k), subject to the 180-day lock-up period described above.

TAX CONSIDERATIONS

The following summary of the taxation of holders of common shares of Primus Guaranty and the taxation of Primus Guaranty and its subsidiaries describes the material United States federal, Bermuda and Barbados income tax consequences as of the date of this prospectus. With respect to United States federal income tax consequences, Morgan, Lewis & Bockius LLP, United States tax counsel to Primus Guaranty and its subsidiaries, or U.S. Tax Counsel, is of the opinion that the summary, while not purporting to describe all of the tax considerations that may be relevant to a prospective investor, describes all material tax consequences that may be relevant to a prospective investor as of the date of this prospectus (other than certain prospective investors subject to special rules). Opinions of tax counsel are not binding on tax authorities or courts. The summary is for general information only and does not purport to be a complete analysis or listing of all tax considerations that may be applicable, nor does it address the effect of any potentially applicable United States state or local tax laws, or the tax laws of any jurisdiction outside the United States, Bermuda or Barbados. The tax treatment of a holder of common shares for United States federal, state, local, and non-United States tax purposes may vary depending on the holder's particular status. Legislative, judicial, or administrative changes may be forthcoming, including changes that could have a retroactive effect that could affect this summary. Primus Guaranty does not intend to seek a tax ruling with respect to any of the issues described below. All statements herein, with respect to facts, determinations, or conclusions relating to the business or activities of Primus Guaranty and its subsidiaries, have been provided by us. All references in the following summary with regard to Bermuda taxation to Primus Guaranty do not include its combined operations.

Prospective investors are urged to consult their own tax advisors concerning their particular circumstances and the United States federal, state, local, and non-United States tax consequences to them of owning and disposing of our common shares.

Taxation of Shareholders

Bermuda Taxation

Under current Bermuda law, dividends paid by Primus Guaranty to holders of common shares will not be subject to Bermuda withholding tax.

United States Taxation

Except as noted in this sentence, the following summary addresses the material United States federal income tax consequences with respect to common shares acquired by investors in this offering and held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as broker-dealers; banks; insurance companies; tax-exempt entities; investors who own, or are deemed to own, 10% or more of the total combined voting power or value of Primus Guaranty; investors who hold or will hold common shares as part of hedging or conversion transactions; investors subject to the United States federal alternative minimum tax; investors that have a principal place of business or "tax home" outside the United States; and investors whose functional currency is not the United States dollar) may be subject to special rules. Prospective investors in common shares are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of United States federal, state, local, or other countries' tax laws to which they may be subject.

United States Holders

Except as noted in the first sentence of the preceding paragraph, the following discussion summarizes the material United States federal income tax consequences relating to the ownership and disposition of our common shares by a beneficial owner thereof that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

As discussed in greater detail below under "—Passive Foreign Investment Companies" and "Taxation of Primus Guaranty and its Subsidiaries—United States Taxation—Primus Guaranty, Primus Barbados and Primus Financial", based on our representations and subject to the limitations and caveats described below, U.S. Tax Counsel believes that (1) neither Primus Guaranty nor Primus Barbados should be treated as engaged in a trade or business within the United States and (2) Primus Guaranty and Primus Barbados should be and continue to be PFICs for United States federal income tax purposes. This discussion assumes both of these conclusions, unless otherwise stated.

Passive Foreign Investment Companies.    Special and adverse United States federal income tax rules apply to shareholders who are direct or indirect owners of foreign corporations that are PFICs. In general, a foreign corporation will be a PFIC if 75% or more of its gross income constitutes "passive income" or 50% or more of its assets produce passive income. Various rules require that a foreign corporation look through its ownership interest in lower-tier subsidiaries in determining whether it satisfies the "asset" or the "income" test. Based on our representations regarding the operations, assets and income of our entire group, and in particular the operations, assets and income of Primus Financial, U.S. Tax Counsel believes that both Primus Guaranty and Primus Barbados should satisfy either or both of the "income" or "asset" tests and as a result should be and continue to be PFICs. If it were determined that Primus Financial's activities with respect to credit swaps constituted a United States trade or business, Primus Guaranty and Primus Barbados might as a result not be PFICs.

Holders of common shares are urged to consult with their tax advisors as to the tax consequences of holding shares directly and indirectly (in the case of Primus Barbados) of PFICs and the possible advisability of electing to have each of Primus Guaranty and Primus Barbados treated as a "qualified electing fund", or QEF, or of making a mark-to-market election with respect to Primus Guaranty.

If Primus Guaranty and Primus Barbados are treated as PFICs during your holding period and you have not made a QEF election or a mark-to-market election (as described below) with respect to each of Primus Guaranty and Primus Barbados, you will be subject to the following adverse tax consequences. Upon a disposition of common shares of Primus Guaranty (or the sale of Primus Barbados shares by Primus Guaranty), including, under certain circumstances, pursuant to an otherwise tax-free transaction, gain recognized by you would be allocated ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other exchange would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal federal income tax rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of common shares of Primus Guaranty (or to Primus Guaranty in respect of shares of Primus Barbados) will be taxed as above if the amount of the distribution is more than 125% of the average distribution with respect to the common shares received by you (or by Primus Guaranty in the case of a distribution in respect of Primus Barbados shares) during the preceding three years or your holding period, whichever is shorter. Distributions by a PFIC are not eligible for the reduced tax rate of 15% that applies to certain dividends paid to noncorporate United States shareholders.

If Primus Guaranty and Primus Barbados are PFICs and you do not make a QEF election or a mark-to-market election (as described below) at the time you purchase the common shares, the corporations will continue to be treated as PFICs with respect to the common shares held directly or indirectly by you, even if they subsequently cease to qualify as PFICs, unless an election, described below, is made to "purge" the PFIC taint. A "purging" election would itself accelerate PFIC tax treatment but would avoid PFIC tax treatment for subsequent years when Primus Guaranty and Primus Barbados are not PFICs and for years in which a QEF election, as discussed below, is in effect. Different methods of "purging" the PFIC taint are available depending on whether the corporation is a PFIC at the time the election is made and certain other facts.

Under the Internal Revenue Code of 1986, as amended, or the Code, a direct or indirect shareholder of a PFIC may elect to have the PFIC treated as a qualified electing fund with respect to such shareholder (a QEF election). If during your holding period you have always had a QEF election in effect for both Primus Guaranty and Primus Barbados while they were PFICs, you will not be subject to the PFIC tax treatment described in the preceding paragraphs. Instead, you will be required to include in your income each year your pro rata share of their capital gain and ordinary earnings for that year, and any excess obtained with respect to the common shares by disposition is generally treated as capital gain. For this purpose, a corporation owning an interest in an entity which is a partnership for United States federal income tax purposes, such as Primus Barbados owning an interest in Primus Financial, would be allocated the share of the capital gain and ordinary earnings of the partnership attributable to the interest it owns. Thus, if you make a QEF election with respect to Primus Barbados, as well as Primus Guaranty, you will be required to include a portion of the capital gain and ordinary income of Primus Financial in your income. As a result, you may be subject to current tax based on the income of Primus Guaranty or Primus Barbados without any distribution of cash to enable such tax to be paid. If you have made a QEF election for both Primus Guaranty and Primus Barbados, you may elect to defer the payment of the tax on such income items, subject to an interest charge, until the corresponding amounts are distributed, or until you dispose of your common shares.

As discussed in more detail below, we have determined that the credit swaps sold by Primus Financial are best treated as the sale of options for United States federal income tax purposes. Accordingly, Primus Financial will recognize income or loss as a protection seller only upon default or expiration of the credit swaps. There is no definitive authority in support of the treatment by Primus Financial of its credit swaps as options for United States federal income tax purposes, and we do not intend to seek a ruling from the IRS on this point. Because of the lack of definitive authority regarding the United States federal income tax treatment of credit swaps generally, U.S. Tax Counsel is not expressing an opinion as to the option treatment adopted by Primus Financial with respect to its credit swaps. In addition, the IRS has been studying the treatment of derivative transactions generally, including credit swaps and has recently issued a notice requesting submissions from taxpayers regarding the manner in which they conduct their credit swap activities and indicating that the United States Department of the Treasury and the IRS are contemplating issuing specific guidance in this area. No assurance can be given as to whether or when such guidance may be issued, whether it would be applied retroactively or whether it will be adverse to Primus Financial. The notice describes numerous potential alternative characterizations of credit swaps, including a characterization consistent with the treatment adopted by Primus Financial and other characterizations that would have adverse tax consequences for Primus Financial. If the IRS were to assert successfully that the credit swaps sold by Primus Financial should be treated other than as the sale of options, the timing of the income recognized by Primus Financial could be accelerated, which would accelerate the inclusion of taxable income by you if you make QEF elections. In addition, because the option treatment adopted by Primus Financial for the tax treatment of credit swaps differs from the treatment used for financial accounting purposes, the amount of taxable income that you would include in a particular year as a result of a QEF election may differ significantly from, and in particular years may be significantly greater than, the amount that you would have included were taxable income calculated in the manner used for financial accounting purposes.

Primus Guaranty intends to comply, and to cause Primus Barbados to comply, with all record-keeping, reporting and other requirements so that you may maintain a QEF election with respect to Primus Guaranty and Primus Barbados. If you desire to make and maintain a QEF election, you may contact us for the PFIC annual information statement, which may be used to complete your annual QEF election filings. You will need to rely on the information provided by us in the annual information statement in preparing your income tax filings.

A QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election is made by attaching a completed IRS Form 8621 (using the information provided in the PFIC annual information statement) to your timely filed United States federal income tax return. Even if a QEF election is not made, you must file a completed IRS Form 8621 every year.

Alternatively, if shares of a PFIC are "regularly traded" on a "qualified exchange" (which includes certain United States exchanges and other exchanges designated by the United States

Treasury Department), or marketable stock, a United States holder of such shares may make a mark-to-market election. In general, a class of shares is treated as regularly traded for a calendar year if it is traded, other than in de minimis amounts, for at least 15 days during each calendar year quarter. The common shares of Primus Guaranty will trade on the NYSE, a "qualified exchange", and it is anticipated that they will qualify as "regularly traded" on that exchange for this purpose, although there can be no assurance that they will actually so qualify.

If you make a valid mark-to-market election with respect to Primus Guaranty, you will not be subject to the PFIC rules described above with respect to Primus Guaranty, and instead will include each year in ordinary income the excess, if any, of the fair market value of its PFIC shares at the end of the taxable year over its adjusted basis in such shares. The excess, if any, of the adjusted basis over the fair market value at the end of the taxable year will be permitted as an ordinary loss (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). If you make the election, your basis in your PFIC shares will be adjusted to reflect any such income or loss amounts.

Even if the common shares of Primus Guaranty qualify as "marketable stock" for this purpose, the stock of Primus Barbados, which is expected to be a PFIC, will not be "marketable stock" for these purposes. There is no authority on how a mark-to-market election for a corporation which is a PFIC affects that holders' treatment of a subsidiary of that corporation which is also a PFIC. If you make a mark-to-market election with respect to Primus Guaranty, you may continue to be subject to PFIC tax treatment with respect to Primus Barbados, in the absence of a QEF election with respect to Primus Barbados, and to additional inclusions of taxable income, if such a QEF election is made. You should consult your tax advisor as to the possibility of making a QEF election with respect to your indirect ownership of the shares of Primus Barbados, which shares will not qualify as "marketable stock".

You are urged to consult with your tax advisors regarding the likely classification of Primus Guaranty and Primus Barbados as PFICs and the advisability of making QEF elections with respect to Primus Guaranty and Primus Barbados.

Foreign Personal Holding Company Status.    A foreign corporation is treated as a foreign personal holding company, or FPHC, if: (i) more than 50% of its shares, by vote or value, is owned directly, indirectly, or constructively by five or fewer United States individuals ("closely held"); and (ii) at least 60% (reduced to 50% in some circumstances where the corporation has previously been a FPHC) of its gross income for the taxable year is FPHC income. If Primus Guaranty were a FPHC, you would be required to include in your gross income your pro rata share of Primus Guaranty's "undistributed taxable income", subject to certain adjustments. If Primus Guaranty were a FPHC and the IRS successfully asserted that income under Primus Financial's credit swaps should be recognized prior to default or termination, the timing of recognition of income by you would be accelerated.

We are not aware of facts that would suggest that either Primus Guaranty or Primus Barbados will satisfy the "closely held" requirement and be a FPHC. However, given the Code's broad constructive ownership rules, it is possible that common shares of Primus Guaranty owned by one or more persons will be attributed to another person and that as a result Primus Guaranty (and Primus Barbados while 100% owned by Primus Guaranty) will be closely held. Were Primus Guaranty or Primus Barbados to be a FPHC, special rules would apply regarding the inclusion of taxable income with respect to them by a shareholder that had made QEF elections, as described above.

    Alternative Characterizations.    If Primus Guaranty and Primus Barbados were not PFICs, distributions with respect to the common shares would be treated as ordinary dividend income to the extent of Primus Guaranty's current or accumulated earnings and profits as determined for United States federal income tax purposes. Dividends paid by Primus Guaranty to United States corporations would not be eligible for the dividends-received deduction and dividends paid on its common shares to noncorporate United States shareholders would likely be eligible for the reduced tax on dividends at a maximum rate of 15%, provided that the common shares are then listed on the NYSE or otherwise readily tradeable on an established securities market in the United States for purposes of Section 1(h)(11) of the Code. Distributions in excess of Primus Guaranty's current and accumulated earnings and profits would first be applied to reduce your tax basis in the common shares, and any amounts distributed in excess of such tax basis would be treated as gain from the sale or exchange of the common shares.

If Primus Guaranty and Primus Barbados were not PFICs, you would, upon the sale or exchange of common shares, generally recognize gain or loss for federal income tax purposes equal to the excess of the amount realized upon such sale or exchange over your federal income tax basis for such common shares. Such long-term capital gain is currently generally subject to a reduced rate of United States federal income tax if recognized by noncorporate United States holders, which rate is currently a maximum of 15% for years prior to 2009. Limitations apply to the deduction of capital losses.

Non-United States Holders

Subject to certain exceptions, persons that are not United States persons will be subject to United States federal income tax on dividend distributions with respect to, and gain realized from, the sale or exchange of common shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States.

Taxation of Primus Guaranty and Its Subsidiaries

Bermuda Taxation

Primus Guaranty and Primus Re.    Each of Primus Guaranty and Primus Re has received an assurance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, or the Tax Protection Act, to the effect that in the event of any legislation imposing tax computed on profits or income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax being enacted in Bermuda, then the imposition of any such tax shall not be applicable to Primus Guaranty or Primus Re, or to any of their operations, or the shares, debentures, or other obligations of Primus Guaranty and Primus Re until March 28, 2016. This assurance does not prevent the application of any such tax or duty to such persons who are ordinarily resident in Bermuda or the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to the property leased to Primus Guaranty or Primus Re. Primus Re is required to pay annual insurance license fees, and each of Primus Re and Primus Guaranty is required to pay certain annual Bermuda government fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax to the Bermuda government. Currently, there is no Bermuda withholding tax on dividends paid by Primus Guaranty or Primus Re.

Barbados Taxation

Primus Barbados.    Primus Barbados is a company incorporated in Barbados and is managed and controlled in Barbados. Primus Barbados is licensed as an international business company.

Under Barbados law, Primus Barbados is liable to tax on its world-wide income and is subject to a Barbados corporation tax on profits and gains, assessed at the following marginal rates (where $ means Barbados dollars): (i) up to $10,000,000, 2.5%; (ii) exceeding $10,000,000 but not exceeding $20,000,000, 2.0%, (iii) exceeding $20,000,000 but not exceeding $30,000,000, 1.5% and (iv) exceeding $30,000,000, 1.0%. Primus Barbados also may elect to take a tax credit in respect of taxes paid in the United States or any another jurisdiction, provided that such election does not reduce the tax payable in Barbados to a rate less than 1% of the profits and gains of Primus Barbados in any income year.

Primus Barbados is entitled to further special tax benefits as provided for in the International Business Companies Act, including specifically, the exemption from income tax in respect of any dividends, interest, royalties, fees or management fees paid or deemed to be paid by Primus Barbados to another international business company or to a person not resident in Barbados. As such, no taxes will be required to be withheld on payments in respect of dividends, interest, royalties, fees or management fees paid or deemed to be paid by Primus Barbados to Primus Guaranty or to any other person not resident in Barbados.

United States Taxation

    Primus Guaranty, Primus Barbados and Primus Financial.    Based on representations from us as to how Primus Guaranty and Primus Barbados operate and will continue to operate their businesses, U.S. Tax Counsel believes that Primus Guaranty and Primus Barbados should not be treated as engaged in a trade or business within the United States. U.S. Tax Counsel also believes that Primus Barbados should not be treated as engaged in a United States trade or business through its indirect ownership interest in Primus Financial. In reaching this view, U.S. Tax Counsel has concluded that, although the matter is not free from doubt and there is no governing authority on the point, Primus Financial's activity of selling credit swaps, together with its other activities, are best viewed as transactions in securities or commodities as an investor or trader (rather than a dealer) for Primus Financial's own account in the United States under Section 864(b)(2) of the Code, and thus Primus Financial (and Primus Barbados, as a non-United States partner in Primus Financial for United States federal income tax purposes) should not be viewed as engaged in a United States trade or business. In reaching this conclusion, U.S. Tax Counsel is relying on statements by the IRS that taxpayers engaged in derivative transactions may take any reasonable position pending the adoption of final regulations regarding the treatment of derivative transactions for purposes of Section 864(b)(2) of the Code. These IRS statements do not have the force of Code provisions or adopted regulations and may be revoked or amended retroactively, subject only to review for abuse of discretion. Because the determination of whether a foreign corporation is engaged in a trade or business in the United States is inherently factual and there are no definitive standards for making such determination, and the treatment in particular of credit swaps and Primus Financial's current and anticipated activities is unsettled, there can be no assurance that the IRS will not contend successfully that Primus Guaranty, Primus Barbados or Primus Financial is engaged in a trade or business in the United States.

If the IRS successfully asserts that Primus Guaranty or Primus Barbados (either directly or through its interest in Primus Financial) is engaged in a trade or business in the United States, it will be subject to United States federal income tax, as well as, potentially, the branch profits tax, on its net income that is effectively connected with the conduct of the trade or business, unless the corporation is entitled to relief under an income tax treaty. Such income tax would be imposed on effectively connected net income, which is computed in a manner generally analogous to that applied to the net income of a domestic corporation. However, if a foreign corporation does not timely file a United States federal income tax return, even if its failure to do so is based upon a good faith determination that it was not engaged in a trade or business in the United States, it is not entitled to deductions and credits allocable to its effectively connected income. Moreover, penalties may be assessed for failure to file such tax returns. Primus Guaranty and Primus Barbados intend to file "protective" United States federal income tax returns so that if they are held to be engaged in a trade or business in the United States, they would be allowed to deduct expenses and utilize credits allocable to income determined to be effectively connected with such trade or business and would not be subject to a failure to file penalty.

The maximum United States corporate income tax rate currently is 35% for a corporation's effectively connected net income. If Primus Financial is found to be engaged in a United States trade or business, it will be required to perform United States federal income tax withholding, at the rate of 35%, in respect of Primus Barbados' allocable share of Primus Financial's income that is effectively connected with such United States trade or business under Section 1446 of the Code, regardless of whether distributions are actually made by Primus Financial to Primus Barbados or Primus Group Holdings. In such a circumstance, Primus Barbados will be entitled to credit any such withholding tax against its liability for United States federal income tax.

The United States branch profits tax rate currently is 30%, subject to reduction by applicable tax treaties. The branch profits tax, which is based on net income after subtracting the regular corporate tax and making certain other adjustments, is imposed on the amount of net income deemed to have been withdrawn from the United States. If Primus Financial is found to be engaged in a United States trade or business, and as a result the United States branch profits tax applies to Primus Barbados, the branch profits tax may be imposed at a reduced rate of 5%, if Primus Barbados then qualifies for the benefits of the United States-Barbados tax treaty. However, the United States and Barbados have recently executed a Second Protocol to amend the treaty, which is subject to ratification before becoming effective. If the Second Protocol becomes effective, Primus Barbados would not qualify for the treaty benefits discussed above, and, if then subject to the branch profits tax, would be subject to the branch profits tax at the rate of 30%.

As discussed above, we have determined that the credit swaps sold by Primus Financial are best treated as the sale of options for United States federal income tax purposes, such that Primus Financial will recognize income or loss as a protection seller only upon default or expiration of the credit swaps. There is no definitive authority in support of the treatment by Primus Financial of its credit swaps as options for United States federal income tax purposes. Because of that lack of definitive authority regarding the United States federal income tax treatment of credit swaps generally, U.S. Tax Counsel is not expressing an opinion as to the option treatment adopted by Primus Financial with respect to its credit swaps. We do not intend to seek a ruling from the IRS on this point. In addition, the IRS has been studying the treatment of derivative transactions generally, including credit swaps and has recently issued a notice requesting submissions from taxpayers regarding the manner in which they conduct their credit swap activities and indicating that the United States Department of the Treasury and the IRS are contemplating issuing specific guidance in this area. No assurance can be given as to whether or when such guidance may be issued, whether it would be applied retroactively or whether it will be adverse to Primus Financial. The notice describes numerous potential alternative characterizations of credit swaps, including a characterization consistent with the treatment adopted by Primus Financial and other characterizations that would have adverse tax consequences for Primus Financial. If the IRS were to assert successfully that the credit swaps sold by Primus Financial should be treated other than as an option, (i) the timing of the income recognized by Primus Financial could be accelerated, (ii) the character of this income could be altered and (iii) Primus Barbados, as a non-United States person, could be subject to United States income or withholding tax at the rate of 30% on its FDAP income (discussed below). In addition, were these changes in character to apply and were Primus Barbados (through its investment in Primus Financial) found to be engaged in a United States trade or business, Primus Barbados's recognition of taxable income would be accelerated.

A foreign corporation not engaged in a trade or business in the United States is generally subject to United States income tax at the rate of 30% on its "fixed or determinable annual or periodic gains, profits and income", or FDAP income, derived from sources within the United States (for example, dividends and certain interest income). Thus, even if Primus Guaranty and Primus Barbados are not engaged in a trade or business in the United States, they could be subject to the 30% tax on certain FDAP income, depending upon the types of instruments in which they invest. Premium income from credit swap sales does not constitute FDAP income, assuming as discussed above that the credit swaps sold by Primus Financial are treated as the sale of options for United States federal income tax purposes.

The above analysis generally assumes that Primus Financial is and continues to be a partnership other than a publicly-traded partnership for United States federal income tax purposes. Generally, a partnership with fewer than 100 partners at all times is treated as a partnership that is not a publicly traded partnership. Because of restrictions on the ownership composition of Primus Financial, we believe that Primus Financial is not and will not become a publicly-traded partnership and thus will not be required to pay United States federal income tax on its income. However, there can be no assurance that Primus Financial is not or will not become a publicly-traded partnership, which could have a materially adverse effect on our financial condition and results of operations. Were Primus Financial to be a publicly-traded partnership for United States federal income tax purposes, it could be required to pay United States federal income tax on its income (without regard to whether it is engaged in a United States trade or business), instead of passing through its income and loss to its partners, and it will be required to perform United States federal income tax withholding, at the rate of 30%, in respect of amounts paid to Primus Barbados.

Primus Asset Management.    Primus Asset Management is a United States corporation which owns 100% of the stock of Primus Re and is owned by Primus Barbados through Primus Group Holdings, a disregarded entity for United States federal income tax purposes. Primus Asset Management is expected to be subject to United States federal income tax on a net basis on its income. At present the principal activity of Primus Asset Management is providing management services to Primus Guaranty and its subsidiaries, principally Primus Financial, under a services agreement.

Primus Asset Management has reported on its United States federal income tax returns a net operating loss carryforward and other tax attributes reflecting various items of loss and deduction, including with respect to predecessor companies. Various restrictions may apply to these tax attributes, including under Section 382 of the Code, and no assurance can be given that the availability of some or all of these tax attributes will not be successfully challenged by the IRS.

Any dividends paid by Primus Asset Management to Primus Barbados through Primus Group Holdings from its earnings or from distributions received from Primus Re, will be subject to United States federal income tax withholding at a rate of 30%.

Primus Re.    Primus Re has recently commenced limited operations, and we have not yet determined the tax treatment that Primus Re will adopt for United States federal income tax purposes. Depending on the nature of Primus Re's operations, it may be treated as an insurance company, in which case it may elect under Section 953(d) of the Code to be treated as a United States corporation for United States federal income tax purposes, or as engaged in investment activities, which could require the inclusion of taxable income by its parent, Primus Asset Management, each year. In addition, if Primus Re is treated for United States federal income tax purposes as an insurance company and a non-United States person, United States insurance excise tax could apply to premiums it receives with respect to its policies covering United States risks.

Personal Holding Company Tax and Accumulated Earnings Tax.    A personal holding company tax is imposed at a current rate of 15% on the undistributed personal holding company income (subject to certain adjustments) of a personal holding company. The accumulated earnings tax is imposed on corporations (including foreign corporations with direct or indirect shareholders subject to United States tax) that accumulate earnings in excess of the reasonably anticipated needs of the business, generally at a current rate of 15% on a corporation's excess accumulated earnings. These taxes only apply in certain circumstances, but, in any case, neither tax applies to a corporation that is a PFIC. Because Primus Guaranty and Primus Barbados likely are and will continue to be PFICs, these taxes should not apply to them.

Information Reporting and Backup Withholding.    A United States person who acquires common shares in this offering and transfers (directly or indirectly) more than $100,000 to Primus Guaranty over a twelve-month period taking into account such acquisition of common shares generally is required to file a Form 926 with the IRS and to supply certain additional information to the IRS. United States persons should consult with their tax advisors regarding this and other possible reporting requirements.

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless you (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact, or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against your regular United States federal income tax liability.

UNDERWRITING

Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, UBS Securities LLC, William Blair & Company, L.L.C. and Keefe, Bruyette & Woods, Inc. has severally agreed to purchase from us and the selling shareholders the respective number of common shares opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Credit Suisse First Boston LLC
UBS Securities LLC
William Blair & Company, L.L.C.
Keefe, Bruyette & Woods, Inc.

Total

The underwriting agreement provides that the underwriters' obligations to purchase our common shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of our common shares offered in this offering, if any of the common shares are purchased (other than those common shares subject to the underwriters' over-allotment option, until that option is exercised);

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling shareholders deliver customary closing documents to the underwriters.

Over-Allotment Option

The selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of                                  additional common shares at the public offering price set forth on the cover page of this prospectus less underwriting discounts and commissions. This option may be exercised at any time, and from time to time, to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional common shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and the selling shareholders will be obligated, pursuant to the option, to sell these common shares to the underwriters.

Unless otherwise indicated, all information in this section assumes that the underwriters will not exercise the over-allotment option granted by the selling shareholders to purchase up to        additional common shares in this offering.

Commissions and Expenses

The underwriters have advised us that the underwriters propose to offer our common shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $                     per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $                             per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

The following table summarizes the underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to              additional common shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us and the selling shareholders for the common shares.

	No Exercise	Full Exercise
Paid by us (per share)	$	$
Paid by selling shareholders (per share)	$	$
Total	$	$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions paid by us, will be approximately $                    .

Listing

We are applying to have our common shares listed on the NYSE under the symbol "PRS." In connection with that listing, the underwriters will undertake to sell the minimum number of common shares to the minimum number of beneficial owners necessary to meet the NYSE listing requirements.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act:

•	Over-allotment involves sales by the underwriter of common shares in excess of the number of common shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriter is not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing common shares in the open market.

•	Stabilizing transactions permit bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriter will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. If the underwriter sells more common shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase common shares in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling shareholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we, the selling shareholders nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

We have agreed that, without the prior written consent of Lehman Brothers, we will not, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of, or sell or grant options, rights or warrants with respect to, any of our common shares or securities convertible into or exchangeable for our common shares, or enter into any swap or other derivatives transactions that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common shares, for a period of 180 days from the date of this prospectus.

Our executive officers and directors and shareholders holding all of our common shares will have entered into lock-up agreements under which they will have agreed not to, without the prior written consent of Lehman Brothers, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of any of our common shares or securities convertible into or exchangeable for our common shares, or enter into any swap or other derivatives transactions that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common shares, except for common shares sold in this offering by the selling shareholders, for a period of 180 days from the date of this prospectus.

Indemnification

We and the selling shareholders have severally agreed to indemnify the underwriters against liabilities relating to this offering, including certain liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

Purchasers of our common shares offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be distributed electronically or made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us and the selling shareholders to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus form a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Our Relationships with the Underwriters

Certain of the underwriters and their respective affiliates have performed and may in the future perform financial advisory and investment and commercial banking services for us and our shareholders for which they have received and may in the future receive customary fees and expenses. Credit Suisse First Boston LLC, one of the underwriters in this offering, acted as the placement agent in connection with a private placement by us of our Series A preferred shares and warrants in March 2002. In consideration for providing such services, Credit Suisse First Boston LLC received customary fees and expenses. Lehman Brothers, another of the underwriters in this offering, acted as placement agent in connection with the private placement by Primus Financial of $110.0 million of custodial receipts relating to PFP Cumulative Preferred Stock in December 2002 and received customary fees and expenses in consideration therefor.

Primus Financial retained Lehman Brothers to act as the sole initial purchaser for its issuance of $75.0 million of subordinated deferrable interest notes which it completed on July 23, 2004 and may retain Lehman Brothers to act as placement agent/initial purchaser in the event it issues additional subordinated deferrable interest notes prior to the end of 2004.

Certain of the underwriters and their respective affiliates are counterparties to whom we sell credit swaps in the ordinary course of our business. Each of Credit Suisse First Boston International, an affiliate of Credit Suisse First Boston LLC, Lehman Brothers Special Financing Inc., an affiliate of Lehman Brothers, and UBS AG, an affiliate of UBS Securities LLC, accounted for more than 10% of our consolidated net premium earned for the fiscal year ended December 31, 2003.

Other Bermuda Considerations

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 Bermuda, as amended, which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issuances and transfers of shares of a Bermuda exempted company. We have received consent from the BMA for the issuance and free transferability of the common shares being offered pursuant to this prospectus, as long as the shares of Primus Guaranty, Ltd. are listed on an appointed stock exchange (including the NYSE), to and among persons who are non-residents of Bermuda for exchange control purposes. In addition, we will deliver to and file a copy of this prospectus with the Registrar of Companies in Bermuda in accordance with Bermuda law. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

NOTICE TO CANADIAN INVESTORS

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of common shares in Canada or any province or territory thereof. Any offer or sale of common shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the common shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase common shares for any reason or allocate to any purchaser less than all of the common shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling shareholders in connection with the offering of the common shares into Canada.

Resale Restrictions

The distribution of the common shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the common shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

Each Canadian investor who purchases common shares will be deemed to have represented to us, the selling shareholders, the underwriters and any dealer who sells common shares to such purchaser that: (i) the offering of the common shares was not made through an advertisement of the common shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under "Resale Restrictions" above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such common shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Québec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor", other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision topurchase the common shares. Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and with respect to the eligibility of the common shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of common shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling shareholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase common shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling shareholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling shareholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisors as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we and the selling shareholders may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights".

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the common shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

We are organized under the laws of Bermuda. All, or substantially all, of our directors and officers, as well as the selling shareholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rappportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the issuance of the common shares offered by this prospectus and Bermuda tax consequences will be passed on by Conyers Dill & Pearman, Hamilton, Bermuda, special Bermuda counsel to Primus Guaranty, Ltd. Morgan, Lewis & Bockius LLP, New York, New York, will pass upon the registration of the common shares offered by this prospectus under the Securities Act together with the United States tax matters related to this offering. Certain United States securities laws matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common shares offered under this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules. For further information with respect to us and our common shares, we refer you to the registration statement and to the exhibits and schedules.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our shareholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Ernst & Young LLP 5 Times Square New York, NY 10036	Phone: (212) 773-3000 www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Primus Guaranty, Ltd.

We have audited the accompanying consolidated statements of financial condition of Primus Guaranty, Ltd. (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Primus Guaranty, Ltd. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2003 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, and the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, prospectively for all stock options granted after December 31, 2002.

/s/ Ernst & Young LLP
New York, NY

August 13, except as to Note 1—"Subsequent Event" as to which the date is September XX, 2004.

The foregoing report is in the form that will be signed upon the completion of the initial public offering described in Note 1, "Subsequent Event".

/s/ Ernst & Young LLP

August 13, 2004

Primus Guaranty, Ltd.

Consolidated Statements of Financial Condition

	June 30, 2004	December 31,
		2003	2002
	(Unaudited)
	Dollars in 000s (Except per share amounts)
Assets
Cash and cash equivalents	$272,523	$257,967	$220,975
Short-term investments	3,441	3,968	—
Accrued interest receivable	51	129	184
Unrealized gain on credit swaps, at fair value	29,121	46,594	5,705
Premiums receivable on credit swaps	882	140	336
Premiums receivable on financial guarantees	900	1,201	—
Account receivable—sublease	—	—	9
Accrued premiums on credit swaps	3,720	3,642	4,370
Fixed assets, less accumulated depreciation of $369 in 2004; $259 in 2003 and $45 in 2002	1,647	1,651	1,773
Internal use software costs, less accumulated amortization of $5,025 in 2004; $4,176 in 2003 and $1,803 in 2002	4,953	5,473	10,549
Prepaid excess-of-loss insurance policy premium	—	—	618
Income tax receivable	269	269	—
Other prepaid expenses	592	395	342
Deferred IPO costs	1,934	—	—
Total assets	$320,033	$321,429	$244,861
Liabilities and shareholders' equity
Unrealized loss on credit swaps, at fair value	$2,664	$68	$5,918
Unrealized loss on sublease	—	39	62
Brokerage fee payable	134	50	64
Accounts payable	399	653	713
Deferred rent payable	466	473	310
Current state and local taxes payable	72	—	254
Deferred financial guarantee premiums	1,005	1,201	—
Deferred credit swap premiums	93	112	—
Compensation payable	3,042	5,474	3,788
Total liabilities	7,875	8,070	11,109
Preferred securities of subsidiary	98,521	98,521	98,521
Shareholders' equity:
Common stock, $0.01 par value, 61,728,395 shares authorized, 3,615,855; 2,567,901; 2,570,988 shares issued and outstanding at June 30, 2004; December 31, 2003; December 31, 2002	331	230	208
Additional Paid-in-Capital	8,569	1,325	211
Convertible Preferred stock	143,908	143,908	143,908
Warrants	612	1,070	1,070
Retained earnings (accumulated deficit)	60,217	68,305	(10,166)
Total shareholders' equity	213,637	214,838	135,231
Total liabilities and shareholders' equity	$320,033	$321,429	$244,861

See accompanying notes.

Primus Guaranty, Ltd.

Consolidated Statements of Operations

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
	Dollars in 000's (Except per share amounts)
Revenues
Net credit swap revenue	$2,835	$57,746	$103,326	$14,761	—
Premiums earned on financial guarantees	196	—	—	—	—
Interest income earned	1,368	1,308	2,617	1,610	2
Rental income	40	54	107	—	—
Other	—	—	—	12	—
Total net revenues	4,439	59,108	106,050	16,383	2
Expenses
Employee compensation and benefits	7,284	5,032	11,701	8,156	1,020
Excess-of-loss insurance policy premium	—	727	727	1,854	—
Internal use software amortization	849	1,143	5,617	1,803	—
Legal fees	93	225	478	1,245	729
Professional fees	685	1,639	2,891	2,757	151
Rent	357	353	702	525	164
Data feeds	485	434	849	686	88
Bank fees	163	169	532	174	297
Rating agency fees	138	311	494	544	—
Technology	186	349	487	422	50
Fixed asset depreciation	110	121	214	45	—
Brokerage expense	364	282	442	363	—
Other	549	323	763	624	290
Total expenses	11,263	11,108	25,897	19,198	2,789
Distributions on preferred securities of subsidiary	(1,147)	(832)	(1,854)	—	—
Income (loss) before benefit (provision) for income taxes	(7,971)	47,168	78,299	(2,815)	(2,787)
Benefit (provision) for income taxes	(117)	(105)	172	(254)	—
Net Income (loss)	$(8,088)	$47,063	$78,471	$(3,069)	$(2,787)
Earnings (loss) available to common shares	$(8,088)	$47,063	$78,471	$(3,069)	$(2,787)
Earnings (loss) per common share:
Basic	$(2.44)	$18.63	$31.57	$(1.22)	$(1.13)
Diluted	$(2.44)	$1.41	$2.36	$(1.22)	$(1.13)
Average common shares outstanding
Basic	3,312	2,484	2,486	2,479	2,448
Diluted	3,312	33,397	33,292	2,479	2,448

See accompanying notes.

Primus Guaranty, Ltd.

Consolidated Statements of Shareholders' Equity

	Six Months Ended June 30,	Year Ended December 31,
	2004	2003	2002	2001
	(Unaudited)
	Dollars in 000's
Common stock
Balance at beginning of period	$230	$208	$240	$12
Conversion of warrants to common stock	85	—	—	—
Shares issued to corporate sponsor	—	—	99	167
Shares retired	—	(1)	(146)	(12)
Shares vested under employee compensation plans	16	23	15	73
Balance at end of period	331	230	208	240

Additional paid-in-capital
Balance at beginning of period	1,325	211	—	—
Conversion of warrants to common stock	5,875	—	—	—
Shares repurchased	—	(10)	—	—
Shares vested under employee compensation plans	1,369	1,124	211	—
Balance at end of period	8,569	1,325	211	—

Preferred stock
Balance at beginning of period	143,908	143,908	12	—
Series B issuance (retirement)	—	—	(12)	12
Proceeds from Series A issuance	—	—	143,908	—
Balance at end of period	143,908	143,908	143,908	12

Warrants
Balance at beginning of period	1,070	1,070	—	—
Conversion of warrants to common stock	(458)	—	—	—
Proceeds from warrants issuance	—	—	1,070	—
Balance at end of period	612	1,070	1,070	—

Retained earnings (accumulated deficit)
Balance at beginning of period	68,305	(10,166)	(7,097)	(4,310)
Net income (loss)	(8,088)	78,471	(3,069)	(2,787)
Balance at end of period	60,217	68,305	(10,166)	(7,097)
Total shareholders' equity (deficit) at end of period	$213,637	$214,838	$135,231	$(6,845)

See accompanying notes.

Primus Guaranty, Ltd.

Consolidated Statements of Cash Flows

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
	(Dollars in 000's)
Cash flows from operating activities
Net Income (Loss)	$(8,088)	$47,063	$78,471	$(3,069)	$(2,787)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Noncash items included in net income (loss):
Depreciation of fixed assets	110	121	214	45	—
Amortization of internal use software costs	849	1,143	5,617	1,803	—
Stock compensation	1,385	534	1,146	226	—
Net unrealized (gain) loss on credit swap portfolio	20,069	(31,441)	(46,739)	213	—
Unrealized loss on sublease	(39)	(11)	(22)	62	—
Deferred rent payable	(7)	113	163	310	—
Distributions on preferred securities of subsidiary	1,147	832	1,854	—	—
Increase (decrease) in cash resulting from changes in:
Premiums receivable on credit swaps	(742)	(86)	196	(336)	—
Accrued premiums on credit swaps	(78)	42	728	(4,370)	—
Deferred credit swap premium	(19)	—	112	—	—
Account receivable sublease	—	—	9	(9)	—
Deferred financial guarantee premium	(196)	—	1,201	—	—
Brokerage fees payable	84	(35)	(14)	64	—
Accrued interest receivable	78	179	55	(185)	(4)
Prepaid excess-of-loss insurance policy premium	—	618	618	1,854	—
Premiums receivable on financial guarantees	301	—	(1,201)	—	—
Income tax receivable	—	(243)	(269)	—	—
Deferred IPO costs	(1,934)	—	—	—	—
Other prepaid expenses	(197)	(262)	(53)	—	—
Accounts payable	(254)	(668)	(60)	(8,841)	2,789
Compensation payable	(2,432)	(1,537)	1,686	3,788	—
Current state and local taxes payable	72	—	(254)	254	—
Net cash flows provided by (used in) operating activities	10,109	16,362	43,458	(8,191)	(2)
Cash flows from investing activities
Fixed asset purchases	(106)	(101)	(92)	(1,818)	—
Redemption (purchase) of short term investments	527	—	(3,968)	—	—
Development and purchase of internal use software	(329)	(148)	(541)	(12,351)	—
Net cash flows provided by (used in) investing activities	92	(249)	(4,601)	(14,169)	—
Cash flows from financing activities
Proceeds from preferred security and warrants issuance	—	—	—	144,678	—
Proceeds from preferred security issuance of subsidiary	—	—	—	98,521	—
Repurchase of treasury stock	—	—	(11)	—	—
Exercise of warrants	5,502	—	—	—	—
Net preferred distributions of subsidiary	(1,147)	(832)	(1,854)	—	—
Net cash flows provided by (used in) financing activities	4,355	(832)	(1,865)	243,199	—
Net increase (decrease) in cash	14,556	15,281	36,992	220,839	(2)
Cash and cash equivalents at beginning of period	257,967	220,975	220,975	136	138
Cash and cash equivalents at end of year	$272,523	$236,256	$257,967	$220,975	$136
Supplemental disclosures
Cash paid for income taxes	$45	$347	$347	$—	$—

See accompanying notes

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

1.    Organization and Significant Accounting Policies

Primus Guaranty, Ltd. ("PGL" or "the Company"), is a Bermuda holding company, which is the 100% owner of Primus Barbados, Ltd. ("Primus Barbados"), a Barbados holding company. Primus Barbados is the 100% owner of Primus Group Holdings, LLC ("PGH"), a Delaware limited liability company. PGH has two principal operating subsidiaries, Primus Financial Products, LLC ("PFP" or "Primus Financial"), and Primus Asset Management, Inc. ("PAM"), formerly known as Primus Services, Inc. PFP is a Delaware financial products limited liability company that maintains a long-term counterparty credit rating of AAA from Standard & Poor's ("S&P") and Aaa from Moody's Investors Service, Inc. ("Moody's" and, together with S&P, the "Rating Agencies"). The Company considers its legal domicile to be where it is incorporated, Bermuda. PFP is primarily a provider of credit risk protection in the form of credit default swaps ("Credit Swaps") covering single name, investment grade corporate and sovereign financial obligations. PAM is a provider of asset management, administrative and technology support for PFP.

PFP and PAM function as separate entities from PGH. Additionally, the obligations of PGL are not the obligations of Primus Barbados, PGH, or any other of its affiliates, and vice versa. PAM wholly owns Primus Re, Ltd. ("Re" or "Primus Re"), a Bermuda company that operates as a financial guaranty insurance company and is licensed as a Class 3 Insurer under the Insurance Act of 1978 of Bermuda.

Prior to March 14, 2002, PGL and its subsidiaries were in the development stage. On March 14, 2002, the Company raised $144.9 million in proceeds (net of issuance expenses) through the sale of Series A Preferred Stock, of which $122.5 million was contributed to Primus Corporate Services, Inc. ("PCS"), at that time the parent company of PFP and Re and now known as PGH. PCS contributed $109 million to PFP as common stock. PFP began trading Credit Swaps on June 7, 2002. On May 22, 2002, PAM was created as part of a reorganization of the PGL corporate structure. At that time, PCS transferred its assets and liabilities (except for its investment in PFP) to PAM, and in return received all 1,000 authorized and issues shares of PAM.

        Interim Financial Information

The six-month period financial statements presented herein and the related six-month period information contained within the following footnotes are unaudited. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the Company believes that all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been made, interim periods are not necessarily indicative of the results of operations for a full year.

        Basis of Presentation

The consolidated financial statements include the accounts of PGL and its subsidiaries and are presented in accordance with accounting principles generally accepted in the United States. Significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements represent a single reportable segment, as defined in Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information. During the period March 14, 2002 through December 31, 2003, PAM supported only PFP's activities and results from Re's activities had no significant impact on the Company's 2003 results.

The consolidated financial statements are presented in U.S. dollar equivalents. At December 31, 2003, Primus Financial's Credit Swap activities were conducted in U.S. dollars and Euros.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

1.    Organization and Significant Accounting Policies (continued)

The accounts of PFPLLC Series A and PFPLLC Series B (collectively, the "Trust") were deconsolidated effective December 19, 2002 upon the adoption on December 31, 2003 of Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003, "FIN 46R"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The Trust was the issuer of Money Market Custodial Receipts, which were used to fund the purchase of the PFP's preferred stock in 2002 (See Note 8). The adoption of FIN 46R had no impact on the statement of financial condition or the results of operations of the Company in the current or prior year.

        Subsequent Event

On May 28, 2004, as a result of the Company's anticipated initial public offering, the Board approved a reverse stock split of between a range of 6 and 9 shares of common stock for each share of common stock and delegated to the Pricing Committee of the Board the power to determine the exact ratio. This reverse split will become effective only upon the successful completion of the registration. The Company has assumed that the reverse stock split will be set by the Pricing Committee at 8.1 to 1 (with fractional shares being repurchased by the Company). Accordingly, all share and per share amounts have been adjusted to give effect to this event.

        Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management's estimates and assumptions are primarily used in estimating the fair value of Credit Swaps.

        Cash and Cash Equivalents

PGL defines cash equivalents as short term, highly liquid securities and interest earning deposits with original maturities of 90 days or less.

        Short-Term Investments

Short-term investments are available for sale by the Company and are securities with original maturities ranging from 91 days to two years. These securities are recorded on the balance sheet at cost, which approximates fair value.

        Interest Income

The Company earns interest income on its cash and cash equivalents including commercial paper and other securities, and on short term investments, which include the accretion of the discount and amortization of the premium recorded upon at the acquisition of such securities.

        Credit Swaps

Credit Swaps are over-the-counter ("OTC") derivative financial instruments and are recorded at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Obtaining the fair value (as such term is defined in SFAS No. 133) for such instruments requires the use of management judgment. These instruments are valued using pricing models based on the net present value of expected future cash flows and observed prices for other OTC transactions

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

1.    Organization and Significant Accounting Policies (continued)

bearing similar risk characteristics. The fair value of these instruments appears on the consolidated statement of financial condition as unrealized gains or losses on Credit Swaps. The Company does not believe that its Credit Swaps fall outside the scope of the guidance of SFAS No. 133 paragraph 10d, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, because there is no contractual requirement that the protection purchaser be exposed to the underlying risk.

Net credit swap revenue (loss) includes realized and unrealized gains and losses on credit swaps and net premiums earned.

Premiums are taken into income as they are earned over a specified time period. Accrued Premiums on Credit Swaps represent premiums earned but not yet payable by PFP's counterparty. Premiums Receivable on credit swaps represents premiums that are both earned by and payable to Primus Financial.

        Financial Guarantee-Insurance Contracts

The Company has undertaken a limited amount of financial guarantee business through its subsidiary Primus Re. Financial guarantees are insurance contracts that contingently require the guarantor to make payments to the guaranteed party. The Company designs its guarantee contracts to qualify as non-derivatives in accordance with the scope exception under paragraph 10d of SFAS 133 as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This scope exception requires that the guaranteed party be exposed to loss both at inception and over the life of the contract, and incurrence of loss must be preconditions for payment under the contract and that these losses are based on payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a nonderivative contract, either at pre-specified payment dates or accelerated payment dates as a result of the occurrence of an event of default (as defined in the financial obligation covered by the guarantee contract) or notice of acceleration being made to the debtor by the creditor. Thus, the Company accounts for its financial guarantee contracts in accordance with SFAS No. 60, Accounting and Reporting by Insurance Enterprises. This requires that premiums are deferred and recognized over the life of the contract and that losses are recorded in the period that they occur based on an estimate of the ultimate cost of losses incurred.

The Company does not actively offer financial guarantee insurance. Rather, it is an alternative the Company has available when a counterparty requests an insurance product instead of a credit swap. Generally, a counterparty's choice of a financial guarantee insurance contract versus a credit swap is determined by economic terms available in the marketplace as well as regulatory and accounting considerations. Also, the purchaser of an insurance contract cannot submit a claim for payment unless it has an insurable loss, whereas the purchaser of a credit swap need not have actual exposure to the underlying risk.

Insurance Premiums Earned and Receivable and Related Expenses

In exchange for providing financial guarantee protection to counterparties, Re receives premiums over the life of the contract. The amount expected over the life of the policy is reflected in the statement of financial condition and will be reduced as payments are received quarterly in advance.

The accounts of Primus Re are not deemed to be separate accounts under SOP 03-01, Accounting & Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts for Separate Accounts, since investment performance is not passed through to the contract holder.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

1.    Organization and Significant Accounting Policies (continued)

Policy acquisition costs include only those expenses that relate primarily to, and vary with, premium production. Such costs generally include compensation of employees involved in underwriting and policy issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses. No costs have been deferred by the Company to date as any such amounts have been immaterial.

        Deferred Financial Guarantee Premium

Unearned premiums related to the financial guarantee protection provided are used to establish the liability at inception. This liability is reflected in income on a straight-line basis over the period the risk protection is provided.

Unpaid Losses and Loss Expenses on Financial Guarantees

Liabilities for unpaid losses and loss expenses include the accumulation of individual case estimates for claims reported as well as estimates of incurred but not reported claims and estimates of loss settlement expenses on the obligations it has insured. Estimates will be based upon historical industry loss experience modified for current trends as well as prevailing economic, legal and social conditions. Any changes in estimates are reflected in operating results in the period in which the estimates changed. At December 31, 2003, this amount was zero as the only financial guarantee contracts written were as of the same date.

        Property, Plant and Equipment

Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets include computer hardware, telephone equipment, furniture and fixtures, and office equipment, which are depreciated using a straight-line method over the estimated useful lives of the assets, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or estimated useful life.

        Internal Use Software Costs

During the Company's development stage, the Company had various aspects of its proprietary technology platform under applications development. The primary applications related to (1) the development of the capital models on which PFP in part has its public ratings based, and (2) the transactional platform which maintains the records of each transaction, provides pricing and analytical support for PFP's Credit Swap business, and provides additional support in the form of automated documentation creation and financial data necessary to run PFP's business.

The software and related costs of developing the capital model and transactional platform of approximately $12.4 million were capitalized in accordance with AICPA Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. These costs are being amortized over five years on a straight-line basis. During 2003, it was determined that $3.2 million of certain assets were no longer necessary for the Company's business and were written off. These costs are included in "Internal Use Software Amortization" in the consolidated statement of operations. Software development amounts expensed were $487 thousand and $302 thousand in 2003 and 2002, respectively, as they did not qualify for capitalization.

        Income Taxes

Income tax expense is computed in accordance with the requirements of SFAS No. 109, Accounting for Income Taxes, which prescribes the asset and liability approach to accounting for

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

1.    Organization and Significant Accounting Policies (continued)

income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

        Employee Compensation Plans

In 2003, the Company adopted the fair value approach on a prospective basis for recording stock-based employee compensation in accordance with the fair value method prescribed by SFAS No. 123, Accounting for Stock-based Compensation, as amended by SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure. Compensation expense is recognized based on the fair value of stock options, restricted shares and restricted share units ("RSU") granted over the related vesting period. The fair value of the stock options granted is determined through the use of an option-pricing model.

Prior to 2003, the Company applied APB No. 25 "Accounting for Stock Issued to Employees" and related Interpretations ("APB 25") in accounting for its employee compensation plans. Under APB 25, the fair market value of shares of stock and RSUs awarded to employees are expensed by allocating their aggregate grant date fair value over the vesting period. For stock options, compensation is measured as the excess, if any, of fair market value of the stock over the exercise price at the date of grant. The Company did not issue any options in 2002.

        Recently Issued Accounting Standards

FIN 45, issued in November 2002 by the FASB, provides accounting and disclosure requirements for certain guarantees, which encompass credit derivatives. The accounting provisions of FIN 45, which are effective for certain guarantees issued or modified beginning January 1, 2003, did not have an effect on the consolidated financial statements as the Company records credit derivatives at fair value. The disclosure provisions of FIN 45 require that the Company disclose (1) the nature of the derivative portfolio, (2) the approximate term, (3) how the derivative arose, (4) the events requiring the Company to perform under the derivative contract, (5) the maximum potential amount of undiscounted future payments, and (6) the current carrying amount of the derivative. These disclosures are included in Note 4.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("VIEs"). The Interpretation defines "variable interests" and specifies the circumstances under which consolidation of special purpose entities will be dependent upon such interests. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), ("FIN 46R"), which effectively modified and clarified certain provisions of FIN 46, as originally issued, and modified the effective date for certain entities.

FIN 46 was effective immediately for VIEs created after January 31, 2003. The provisions of FIN 46R were adopted as of December 31, 2003, for the Company's interests in all VIEs. The result was the derecognition of the Trust Preferred certificates issued by the Trust and the recognition of the Preferred Securities issued by PFP to the Trust (see Note 8). As encouraged by FIN 46R, the Company has restated its prior year's financial statements. The adoption of FIN 46R had no impact on the statement of financial condition or the results of operations of the Company.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. This Statement amends SFAS 133 for decisions made as part of the

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

1.    Organization and Significant Accounting Policies (continued)

Derivatives Implementation Group ("DIG") and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 did not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability when that financial instrument embodies an obligation of the issuer. This Statement was effective immediately for financial instruments entered into or modified after May 31, 2003, and to all other existing instruments at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have an impact on the Company's financial statements.

2.    Cash and Cash Equivalents

PGL restricts the instruments in which its subsidiaries, PFP and PAM, invest to include obligations of the United States of America or direct debt obligations of U.S. Agencies rated AAA and Aaa by the respective Rating Agencies, and commercial paper rated A-1 and P-1 by the respective Rating Agencies.

As of June 30, 2004 and December 31, 2003 and 2002, the Company's Cash and cash equivalents include U.S. government agency obligations and money market funds. All outstanding obligations mature within 90 days.

3.    Short-Term Investments

Short-term investments included obligations of the United States of America or direct debt obligations of U.S. Agencies rated AAA and Aaa by the respective Rating Agencies, which have original maturities between 91 days and two years.

As of June 30, 2004 and December 31, 2003, the Company's short-term investments consisted entirely of short-term U.S. government agency obligations, which mature within two years.

4.    Primus Re Financial Guarantee Transactions

On December 31, 2003, Re wrote three-year financial guarantee insurance policies on three separate reference entities to Discover Re, a U.S. based subsidiary of St. Paul Insurance Company. Re then transferred all of its risk to PFP through back-to-back Credit Swaps referencing the same reference entities as the financial guarantee contracts and with the same maturities. Any payments required to be made under the financial guarantee contracts to the insured will be covered by a payment received by Primus Re from PFP. These Credit Swaps and the related effects on results of operations are eliminated in consolidation. The aggregate notional of the Credit Swaps is $87 million at December 31, 2003. Re's obligation to pay on the insurance policies requires that (i) Discover Re suffers a default, (ii) all premiums are paid up until the date that Discover Re delivers a Notice of Payment to Re and (iii) the Notice of Payment is made to Re in writing. The maximum payout under the three guarantee insurance contracts would be $56.5 million. This amount is equal to the maximum amount receivable under the offsetting Credit Swaps, after deducting stipulated amounts representing the assumed recoveries on reference entity obligations with a notional amount of $87 million.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

5.    Credit Swap Revenues and Portfolio

Net credit swap revenue (loss) as presented in the consolidated statement of operations comprises changes in the fair value of credit swaps, realized gains or losses on the termination of credit swaps and premium income or expense. The realized gains and losses on credit swaps represent realized gains and losses on unwound or assigned credit swaps. The realization of gains or losses on credit swaps will generally result in a reduction in unrealized gains or losses and accrued premium at the point in time realization occurs.

In exchange for providing credit protection to its counterparties, PFP receives premium payments as a series of fixed cash flows. Premiums are taken into income as they are earned over a specified time period. Accrued premiums on credit swaps represent premiums earned but not yet payable by PFP's counterparty. Premiums receivable on credit swaps represents premiums that are both earned by and payable to Primus Financial. When PFP purchases credit protection from its counterparties, PFP pays premiums as a series of fixed cash flows. The premium expense is recognized ratably over the life of the transaction as a component of net credit swap revenue.

In accordance with accounting principles generally accepted in the United States, the Company carries its credit swaps on its balance sheet at their fair value. Changes in the fair value of the Company's credit swap portfolio are recorded as unrealized gains or losses in the Company's consolidated income statement. If a credit swap has an increase in fair value during a period, the increase will add to the Company's net credit swap revenues for that period. Conversely, if a credit swap has a decline in fair value during the period, the decline will subtract from the Company's net credit swap revenues for that period. Changes in the fair value of the Company's credit swap portfolio are a function of the notional amount and composition of the portfolio and prevailing market credit swap premiums for comparable credit swaps. The Company generally holds the credit swaps it sells to maturity, at which point, assuming no credit event has occurred, the cumulative unrealized gains and losses on each credit swap would equal zero. In general, the Company aggregates fair values of individual credit swaps by counterparty for presentation on the Company's statement of condition. If the aggregate total of fair values for a counterparty is a net gain, the total is recorded as a component of unrealized gains on credit swaps, at fair value in the statement of condition. If the aggregate total of fair values for a counterparty is a net loss, the total is recorded as a component of unrealized losses on credit swaps, at fair value in the statement of condition. Aggregation by counterparty is applied where a valid ISDA master agreement is in place with the counterparty, in instances where the Company does not yet have a valid ISDA master agreement with the counterparty, the fair values of individual swap transactions are recorded as components unrealized gains or losses on credit swaps, at fair value, dependent upon whether the individual contract was at a gain or a loss.

As a general rule, when the Company sells credit protection, it intends to maintain the transaction until maturity. However, there are two sets of circumstances in which the Company could elect to terminate transactions prior to maturity, and the Company monitors its portfolio on a continuing basis to assess whether those circumstances are present.

First, whenever the Company receives new information suggesting that the credit quality of the underlying risk has deteriorated to a material degree, the Company considers the possibility of terminating the transaction, usually at a loss, to avoid the larger loss that could result if the credit swap were to remain in place until a credit event occurs. The principal factor that governs the Company's decision regarding termination in these circumstances is whether the Company believes that the underlying risk has become substantially greater than the level of risk the Company would choose to assume in entering into a new sale of credit default protection.

Second, the Company may also terminate a transaction for which it has an unrealized gain based on one or more of the following considerations: the likelihood of further gains arising from the

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

5.    Credit Swap Revenues and Portfolio (continued)

position, its view as to whether the capital dedicated to the position would be profitably reallocated, its total exposure to a particular Reference Entity, the total size of its portfolio in relation to its capital and the total size of its swap positions and exposures with a particular counterparty which might be reduced so that they might enter into additional swaps with the Company.

The Company terminates (or offsets) a credit swap in any one of three ways. The Company may negotiate an agreed termination through the original counterparty (an unwind). The Company may negotiate an assignment and novation of its rights and obligations under the credit swap to a third party (an assignment). As an alternative to terminating a transaction, the Company may enter into an equal and opposite transaction with a third party under which the Company purchases credit default protection on terms that match the terms of the original transaction (an offset). In this last case, both sides of the position may subsequently be unwound or assigned.

In the event of an unwind or assignment, the Company pays or receives a cash settlement negotiated with the counterparty or assignee, based on the fair value of the credit swap contract and the accrued premium on the swap contract at the time of negotiation. The amounts the Company pays or receives are recorded as a realization of fair value and as a realization of accrued premiums in the period in which the termination occurs.

The tables below present the components of credit swap revenues (losses) for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003 and 2002. The Company distinguishes credit swaps sold, credit swaps purchased as short-term investments and credit swaps purchased to offset the credit risk on credit swaps previously sold.

Net credit swap revenues (losses) for the six months ended June 30, 2004 (in thousands)

	Premium income (expense)	Realized gains	Realized (losses)	Change in unrealized gains/(losses)	Totals

Credit swaps sold	$20,408	$2,109	$(13)	$(20,255)	$2,249
Credit swaps purchased as short-term investments	(248)	693	—	137	582
Credit swaps purchased to offset credit risk on certain swaps sold	(46)	—	—	50	4
Totals	$20,114	$2,802	$(13)	$(20,068)	$2,835

Net credit swap revenues (losses) for the six months ended June 30, 2003 (in thousands)

	Premium income (expense)	Realized gains	Realized (losses)	Change in unrealized gains/(losses)	Totals

Credit swaps sold	$19,322	$7,729	$(214)	$31,375	$58,212
Credit swaps purchased as short-term investments	—	—	—	—	—
Credit swaps purchased to offset credit risk on certain swaps sold	(84)	—	(448)	66	(466)
Totals	$19,238	$7,729	$(662)	$31,441	$57,746

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

5.    Credit Swap Revenues and Portfolio (continued)

Net credit swap revenues (losses) for the year ended December 31, 2003 (in thousands)

	Premium income (expense)	Realized gains	Realized (losses)	Change in unrealized gains/(losses)	Totals

Credit swaps sold	$39,112	$18,313	$(264)	$46,663	$103,824
Credit swaps purchased as short-term investments	(19)	28	0	23	32
Credit swaps purchased to offset credit risk on certain swaps sold	(135)	0	(448)	53	(530)
Totals	$38,958	$18,341	$(712)	$46,739	$103,326

Net credit swap revenues (losses) for the year ended December 31, 2002 (in thousands)

	Premium income (expense)	Realized gains	Realized (losses)	Change in unrealized gains/(losses)	Totals

Credit swaps sold	$12,155	$3,145	$(302)	$105	$15,103
Credit swaps purchased to offset credit risk on certain swaps sold	(24)	0	0	(318)	(342)
Totals	$12,131	$3,145	$(302)	$(213)	$14,761

The notional amount, fair value and average fair value of open Credit Swap transactions entered into with third parties at June 30, 2004, December 31, 2003 and 2002, are as follows (in thousands):

	June 30,	December 31
	2004	2003	2002
	(Unaudited)
Credit Swaps Sold
Gross notional amount	$8,626,160	$6,291,375	$4,650,500
Fair value:
Asset	27,698	46,571	5,705
Liability	1,400	68	5,918
Average fair value:
Asset	29,824	11,193	491
Liability	619	635	3,318
Credit Swaps Bought
Gross notional amount	$217,094	$130,000	$—
Fair value
Asset	283	141	—
Liability	124	118	—
Average fair value
Asset	364	5	—
Liability	44	4	—

"Asset" in the above table represents unrealized gains on Credit Swaps while "Liability" represents unrealized losses on Credit Swaps. All Credit Swaps are subject to netting arrangements that have been contractually established with each counterparty under an ISDA Master Agreement. All counterparties must be rated A or better, or otherwise be approved by the Rating Agencies. The

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

5.    Credit Swap Revenues and Portfolio (continued)

notional amounts of the Credit Swap contracts in the preceding table are presented on a gross basis and the fair values of such contracts are presented net by counterparty. The average fair value in the above table was calculated on a daily basis. At June 30, 2004 and December 31, 2003, Primus Financial had three derivative transactions with its affiliate, Re, totaling $87 million in notional principal.

Under the terms of Primus Financial's Operating Guidelines, derivatives transactions can only include Credit Swaps. Credit Swaps are derivative transactions that obligate one party to the transaction (the "Seller") to pay an amount to the other party to the transaction (the "Buyer") should one of a specified group of events ("Credit Events") be incurred by an unrelated third party (the "Reference Entity") specified in the contract. The amount to be paid by the Seller will either be (a) the notional amount of the transaction, in exchange for which the Seller must be delivered a defined obligation of the Reference Entity (called physical settlement), or (b) the difference between the current market value of a defined obligation of the Reference Entity and the notional amount of the transaction (called cash settlement). In exchange for incurring the potential of a Credit Event-generated loss, the Seller will receive a fixed premium for the term of the contract (or until the occurrence of a Credit Event). The fixed premium is generally paid quarterly in arrears over the term of the transaction.

All transactions entered into between the Buyer and the Seller are subject to an ISDA Master Agreement executed by both parties. The Master Agreement allows for the consolidation of the market exposures and termination of all transactions between the Buyer and Seller in the event a Default (as defined by the Master Agreement) is incurred by either party.

Primus Financial is primarily a Seller of Credit Swaps, although it may also buy Credit Swaps to off-set the risks it has incurred as a Seller. Credit Swaps purchased to off-set risks do not qualify as hedges in accordance with SFAS No. 133. In addition, Primus Financial is permitted to purchase Credit Swaps as a limited percentage of its overall portfolio (represented as Credit Swaps Bought in the below tables). The company's Operating Guidelines permit up to five percent of the total notional of its sold Credit Swaps portfolio to be purchased Credit Swaps, allowing Primus Financial to seek short term market appreciation. The primary risks inherent in the Company's activities are (a) that Reference Entities specified in its Credit Swap transactions will incur Credit Events (Credit Events may include any or all of the following: bankruptcy, failure to pay, repudiation or moratorium, and modified or original restructuring) that will require Primus Financial to make payments to the Buyers of the transactions, (b) where Primus Financial is a Buyer of a Credit Swap and a Credit Event occurs, the Seller fails to make payment to the Company, and (c) that Buyers of the transactions from Primus Financial will default on their required premium payments at times when the fair value of the underlying transactions are positive to Primus Financial. During 2003 and 2002, no Credit Swaps sold by PFP incurred a Credit Event and no buyers defaulted on premium payments to PFP.

The tables below summarize the notional amounts and fair value at risk to performance by Reference Entities and Counterparties of Credit Swap transactions, which are recorded at fair value, (based on credit rating) as of June 30, 2004 and December 31, 2003 and 2002. Risk off-set transactions are reflected in the below tables as part of Credit Swaps Sold. The total notional amount of risk off-set transactions was $5 million, $5 million and $10 million in the first six months of 2004, and during 2003 and 2002, respectively. Total fair value equaled $(217) thousand at June 30, 2004 and $(264) thousand and $(317) thousand in 2003 and 2002, respectively. Fair Value is the fair value of all transactions after consideration of offsetting exposures under Master Agreements with counterparties (in thousands and U.S. dollar equivalent):

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

5.    Credit Swap Revenues and Portfolio (continued)

	June 30, 2004		December 31
	(Unaudited)		2003		2002
Moody's Rating Category	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Reference Entity
Credit Swaps Sold:
Aaa	$527,699	$822	$405,500	$1,680	$220,000	$332
Aa	1.472,710	5,642	1,002,640	6,492	997,000	1,337
A	3,782,182	12,336	2,940,208	23,208	2,516,500	1,534
Baa	2,819,369	7,620	1,943,027	15,123	917,000	(3,416)
Ba	12,199	(122)	—	—	—	—
NR	12,000	—	—	—	—	—
Total	$8,626,159	$26,298	$6,291,375	$46,503	$4,650,500	$(213)
Credit Swaps Bought:
Aaa	$22,199	$(10)	$20,000	$(51)	$—	$—
Aa	12,199	—	—	—	—	—
A	69,398	(24)	70,000	(16)	—	—
Baa	101,099	205	40,000	90	—	—
NR	12,199	(12)	—	—	—	—
Total	$217,094	$159	$130,000	$23	$—	$—
Counterparty Buyer
Credit Swaps Sold:
Aaa	$6,000	$27	$12,000	$41	$5,000	$3
Aa	6,476,019	18,631	4,529,351	33,039	3,282,500	(832)
A	2,144,140	7,640	1,750,024	13,423	1,363,000	616
Total	$8,626,159	$26,298	$6,291,375	$46,503	$4,650,500	$(213)
Counterparty Seller
Credit Swaps Bought:
Aaa	$—	$—	$—	$—	$—	$—
Aa	170,995	178	75,000	41	—	—
A	46,099	(19)	55,000	(18)	—	—
Total	$217,994	$159	$130,000	$23	$—	$—

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

5.    Credit Swap Revenues and Portfolio (continued)

	June 30, 2004		December 31
	(Unaudited)		2003		2002
S&P Rating Category	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Reference Entity
Credit Swaps Sold:
AAA	$480,500	$801	$395,500	$1,634	$230,000	$300
AA	1,394,569	4,187	931,156	5,648	857,000	80
A	4,247,630	13,860	3,202,996	24,792	2,663,500	1,922
BBB	2,479,261	7,572	1,761,723	14,429	900,000	(2,515)
BB	12,199	(122)	—	—	—	—
NR	12,000	—	—	—	—	—
Total	$8,626,159	$26,298	$6,291,375	$46,503	$4,650,500	$(213)

Credit Swaps Bought:
AAA	$22,199	$(9)	$20,000	$(51)	$—	$—
AA	24,398	(12)	—	—	—	—
A	79,398	(52)	75,000	(3)	—	—
BBB	91,099	232	35,000	77	—	—
Total	$217,094	$159	$130,000	$23	$—	$—

Counterparty Buyer
Credit Swaps Sold:
AAA	$6,000	$27	$12,000	$41	$5,000	$3
AA	5,199,065	11,914	3,191,325	21,729	1,925,000	(931)
A	3,421,094	14,357	3,088,050	24,733	2,720,500	715
Total	$8,626,159	$26,298	$6,291,375	$46,503	$4,650,500	$(213)

Counterparty Seller
Credit Swaps Bought:
AAA	$—	$—	$—	$—	$—	$—
AA	135,995	215	70,000	40	—	—
A	81,099	(56)	60,000	(17)	—	—
NR	—	—	—	—	—	—
Total	$217,094	$159	$130,000	$23	$—	$—

Primus Financial's Operating Guidelines impose various limits on the geographical concentration of its business based on the country of domicile of each Reference Entity. Additionally, Primus Financial's counterparties are global financial institutions with whom it has entered into Master Agreements that consolidate the counterparty risk to one office of that counterparty. At December 31, 2003, five counterparties each generated greater than ten percent of the Company's total premium revenue. At June 30, 2004, three counterparties each generated greater than ten percent of total premium revenue.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

5.    Credit Swap Revenues and Portfolio (continued)

The table below shows the geographical distribution of Primus Financial's Credit Swap portfolio by domicile of the Reference Entity and domicile of the counterparty (in thousands and U.S. dollar equivalent):

	June 30, 2004		December 31
	(Unaudited)		2003		2002
Country of Domicile	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Credit Swaps Sold
By Reference Entity:
U.S.	$4,390,000	$16,673	$3,503,500	$27,258	$3,096,500	$(1,178)
Other G-7 countries	2,859,564	6,382	1,999,503	13,965	1,175,000	(390)
Other Europe	1,216,595	2,586	676,372	4,188	322,000	1,124
Bermuda	41,000	63	37,000	217	17,000	261
Others	119,000	594	75,000	875	40,000	(30)
Total	$8,626,159	$26,298	$6,291,375	$46,503	$4,650,500	$(213)
By Counterparty:
U.S.	$4,251,162	$14,212	$2,948,842	$20,952	$2,143,500	$(3,825)
Other G-7 countries	2,475,985	7,050	1,731,418	14,975	1,405,000	2,926
Other Europe	1,837,012	4,957	1,611,115	10,576	1,102,000	686
Other	62,000	79	—	—	—	—
Total	$8,626,159	$26,298	$6,291,375	$46,503	$4,650,500	$(213)

Credit Swaps Bought
By Reference Entity:
U.S.	$150,000	$188	$115,000	$45	$—	$—
Other G-7 countries	42,696	(15)	—	—	—	—
Other Europe	24,398	(14)	10,000	4	—	—
Others	—	—	5,000	(26)	—	—
Total	$217,094	$159	$130,000	$23	$—	$—
By Counterparty:
U.S.	$113,298	$(59)	$75,000	$(60)	$—	$—
Other G-7 countries	78,796	248	35,000	121	—	—
Other Europe	25,000	(30)	20,000	(38)	—	—
Total	$217,094	$159	$130,000	$23	$—	$—

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

5.    Credit Swap Revenues and Portfolio (continued)

The table below shows the distribution of Primus Financial's Credit Swap portfolio by year of maturity for June 30, 2004 and December 31, 2003 and 2002 (in thousands and U.S. dollar equivalent):

	June 30, 2004		December 31
	(Unaudited)		2003		2002
	Notional Amount	Fair Value of Transaction	Notional Amount	Fair Value of Transactions	Notional Amount	Fair Value of Transactions
Credit Swaps Sold
Year of Maturity
2003	$—	$—	$—	$—	$537,500	$(48)
2004	1,457,396	424	1,311,898	2,200	656,000	296
2005	1,794,271	3,874	1,227,169	5,807	505,000	(409)
2006	575,862	487	270,640	1,272	60,000	159
2007	2,180,293	18,033	2,197,580	26,243	2,892,000	(211)
2008	1,246,282	6,414	1,257,798	11,060	—	—
2009	1,372,055	(2,934)	26,290	(79)	—	—
Total	$8,626,159	$26,298	$6,291,375	$46,503	$4,650,500	$(213)

Credit Swaps Bought
Year of Maturity
2003	$—	$—	$—	$—	$—	$—
2004	—	—	—	—	—	—
2005	—	—	—	—	—	—
2006	—	—	—	—	—	—
2007	—	—	60,000	—	—	—
2008	20,000	293	60,000	35	—	—
2009	197,094	(134)	10,000	(12)	—	—
Total	$217,094	$159	$130,000	$23	$—	$—

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

6.    Fixed Assets

Fixed assets include computer hardware, telephone equipment, furniture and fixtures, and office equipment, which are depreciated using a straight-line method over the estimated useful lives of five years, and leasehold improvements which are amortized using the straight-line method over the shorter of the lease term or estimated useful life of ten years. The amounts included in the Company's financial statements were as follows (in thousands):

	December 31
	2003	2002
Asset category
Furniture and fixtures	$382	$340
Computers	92	65
Office equipment	50	50
Telephones	113	113
Leasehold improvements	1,273	1,250
	1,910	1,818
Less accumulated depreciation and amortization	259	45
Total fixed assets	$1,651	$1,773

7.    Income taxes

PGL is a Bermuda company. It is not involved in the active conduct of a trade or business in the U.S. For U.S. tax purposes, PGL will be treated either as a controlled foreign corporation or as a passive foreign investment company by its U.S. shareholders. As such, PGL has not provided for any federal or state and local income taxes in its separate financial statements. However, on a consolidated basis, it has provided for income taxes for certain of its subsidiaries, which are described below. PGL was incorporated in Bermuda to domicile itself in a jurisdiction that is internationally recognized as a base for financial companies and in a jurisdiction that has an efficient and predictable corporate tax regime.

For U.S. tax purposes, Primus Barbados will be treated either as a controlled foreign corporation or as a passive foreign investment company by its U.S. shareholders. Primus Barbados was formed because Barbados has a tax treaty with the United States and Bermuda does not have a relevant tax treaty. If Primus Barbados qualifies for the benefits of the Barbados tax treaty, and is found to be subject to the branch profits tax on deemed distributions from Primus Financial, the Barbados tax treaty would reduce the rate at which the branch profits tax would apply from the 30% rate applicable in the absence of a tax treaty (which is the rate that would apply to a Bermuda company) to a 5% rate. However, the United States and Barbados have recently executed a Second Protocol to amend the treaty, which is subject to ratification before becoming effective. If the Second Protocol becomes effective, Primus Barbados would not qualify for the treaty benefits discussed above and, if then subject to the branch profits tax, would be subject to the branch profits tax at a rate of 30% on amounts deemed distributed.

PGL does not have any full time employees in, nor does the Company lease or own any real property in Bermuda or Barbados.

From July 16, 1999 through May 21, 2002, Primus Financial's predecessor, Primus Financial Products, Inc. (the "Corporation"), was a corporation for U.S. tax purposes and for the period from March 14, 2002 through May 21, 2002, earned interest income of $349 thousand, on which federal, state, and local taxes of approximately $188 thousand were payable.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

7.    Income taxes (continued)

As of May 22, 2002, the Corporation was converted to Primus Financial, a limited liability company organized under Delaware law, and its parent was also converted to a limited liability company organized under Delaware law, with all of the interests in its parent being held by Primus Barbados, a non-US corporation. As a result, from May 22, 2002 through December 17, 2002, Primus Financial was treated as a "disregarded entity" for U.S. tax purposes, and the results of its operations were treated as the operations of a branch of its foreign parent corporation, Primus Barbados. As a disregarded entity, Primus Financial was not itself subject to U.S. net income taxation. In addition, because Primus Financial's activities in the U.S. were confined to holding investments in debt instruments and credit default swaps for its own account, Primus Financial believes that its activities fall within the provisions of Internal Revenue Code ("IRC") Section 864(b) and therefore does not believe that Primus Barbados, a non-U.S. corporation, should be subject to taxation in the U.S. on a net income basis as a result of its interest in Primus Financial. Accordingly, Primus Financial did not provide for any income taxes in its financial statements for this period.

If the activities of Primus Financial, and thus Primus Barbados, were found to fall outside the provisions of IRC Section 864(b), and Primus Financial, and thus Primus Barbados, were found to be subject to U.S. federal, state and local corporate income tax, it is difficult to predict the exact treatment that would apply to Primus Barbados and, therefore, to estimate the resulting income tax expense. However, were Primus Barbados subject to income tax at a combined U.S. federal, New York State and New York City corporate income tax rate of 46% on its GAAP income, then its income tax expense (excluding interest and penalties) would be approximately $37 million for 2003 and $80,000 for 2002. These figures assume that Primus Financial is not deemed to be making distributions to Primus Barbados, which distributions would subject Primus Barbados to the U.S. federal branch profits tax.

As of December 19, 2002, Primus Financial issued a second class of equity interests (the Preferred Stock issuance discussed in Note 8), and as a result Primus Financial was treated as a partnership for U.S. income tax purposes for the period from December 19, 2002 onward. All of Primus Financial's items of taxable income and expense flow through to its interest-holders for U.S. federal income tax purposes and any taxes that may be attributable to such items are the responsibility of the interest-holders. Based on the application of the provisions of IRC Section 864(b) and the investment nature of its operations, Primus Financial continues to believe that Primus Barbados, a non-U.S. corporation, will not be subject to U.S. net income taxes with respect to its interest in Primus Financial.

PAM has entered into a Services Agreement with PFP, whereby PAM provides services to PFP including management, consulting and information technology. Since PAM is a U.S. domiciled corporation it is subject to U.S. income taxes and income taxes of other taxing jurisdictions on fees received from PFP.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

7.    Income taxes (continued)

The significant components of the consolidated benefit/(provision) for income taxes for the six months ended June 30, 2004 and for the years ended December 31, 2003, 2002 and 2001 were as follows (in thousands):

	June 30,	December 31,
	2004	2003	2002	2001
Current:
Federal	$—	$252	$(157)	$—
State/City	(72)	(80)	(97)	—
Foreign	(45)	—	—	—
Total current	(117)	172	(254)	—

Deferred:
Federal	—	—	—	—
State/City	—	—	—	—
Total deferred	—	—	—	—
	$(117)	$172	$(254)	$—

The Company's effective tax rate differs from the Bermudian federal statutory rate of zero percent mainly due to the income generated by its U.S. subsidiary, PAM, which is subject to U.S. federal income tax at a rate of 34 percent, as well as U.S. state and local capital taxes. The Bermuda Minister of Finance has given the Company a tax exemption certificate effective through 2016 that prevents the Company from being subject to tax in the event that any legislation is enacted that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax.

A reconciliation of the difference between the (provision)/benefit for income taxes and the expected tax provision at the applicable zero percent domestic rate for the years ended December 31, 2003, 2002, and 2001, is provided below:

(in thousands)

	2003	2002	2001
Expected tax (provision)/benefit at Bermudian statutory rate	$0	$0	$0
U.S. federal income tax (provision)/benefit on PAM's taxable income/(loss)	252	(157)	0
U.S. state and local tax (provision)	(80)	(97)	0
Total income tax (provision)/benefit	$172	$(254)	$0

The Company had a net deferred tax asset of $5.91 million and $4.54 million as of December 31, 2003 and 2002, respectively. The net deferred tax asset was primarily comprised of pre-operating formation costs, which are being amortized for tax purposes. In addition, included within the gross deferred tax assets are tax effected net operating losses of $0.43 million related to the net operating loss of approximately $624 thousand generated in 2002, as well as the estimated net operating loss for approximately $322 thousand for 2003. Such net operating losses will begin to expire in the year 2022 if not utilized.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

7.    Income taxes (continued)

The Company has recorded a 100 percent valuation allowance against this net deferred tax asset because management has determined that it is more likely than not that the deferred tax asset will not be realized due to PAM's inability to generate future taxable income sufficient to utilize such net deferred tax asset. A rollforward of the valuation allowance against PAM's net deferred tax asset is provided below.

The components of the net deferred tax asset at June 30, 2004 and at December 31, 2003 and 2002, are as follows:

(in thousands)

	June 30, 2004	December 31,
		2003	2002
Deferred tax assets
Pre-operating formation costs	$4,605	$5,408	$4,428
Stock compensation	1,020	397	—
Net operating losses	993	426	281
Gross deferred tax asset	6,618	6,231	4,709
Deferred tax liability
Stock compensation	—	—	(118)
Depreciation	(289)	(317)	(52)
Gross deferred tax liability	(289)	(317)	(170)
Net deferred tax asset	6,329	5,914	4,539
Valuation allowance	(6,329)	(5,914)	(4,539)
Net deferred tax asset	—	—	—

The changes in the valuation allowance for the deferred tax asset for the six months ended June 30, 2004 and for the years ended December 31, 2003, 2002 and 2001, are as follows:

(in thousands)

	June 30, 2004	December 31,
		2003	2002	2001
Balance at beginning of period	$5,914	$4,539	$3,182	$1,931
Pre-operating formation costs	(803)	980	1,246	1,251
Stock compensation	623	515	(118)	—
Depreciation	28	(265)	(52)	—
Net operating losses	567	145	281	—
Balance at end of period	$6,329	$5,914	$4,539	$3,182

The tax consequences of various restructurings that took place in 2002, as described above, may include certain limitations, including those provided by Internal Revenue Code Section 382, which could limit the utilization of certain amortized costs as an offset against PAM's future taxable income.

8.    Preferred Securities of Subsidiary

On December 19, 2002, PFP issued $110 million of perpetual Floating Rate Cumulative Preferred Securities ("Securities") in two series, Series I and Series II to the Trust. The securities are held by Deutsche Bank Trust Company Americas, as custodian and auction agent. Pursuant to AICPA SOP 98-5, specific incremental costs directly attributable to the offering of the trust preferred securities have been charged against these gross proceeds.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

8.    Preferred Securities of Subsidiary (continued)

In conjunction with the receipt of the Securities, the Trust issued $100 million of Money Market Preferred Securities Custodial Receipts ("MMP") in two series, Series A and Series B, with a liquidation preference of $1,000 per share, to various institutional investors in a private placement. The Trust also issued $10 million of Variable Inverse Preferred Securities Custodial Receipts ("VIP"), which were retained by PFP.

In 2003, the Company adopted FIN 46R and deconsolidated the Trust effective December 19, 2002. The preferred securities referred to in the financial statements are PFP's Securities, which are shown net of the $10 million of VIP issued by the Trust that are held by PFP.

Distributions to the Trust on the Securities are adjusted through the VIP to equal the distributions required on the MMP. The Series A MMP pays distributions every 28 days based upon an auction rate set on the prior business day. The Series B MMP began making dividend payments quarterly beginning April 21, 2003 and ending January 20, 2004, based on the annual auction rate of 2.25% set on December 19, 2002. The distribution rate was reset for another one year period on January 20, 2004, making quarterly dividend payments beginning on April 21, 2004. The new auction rate is 2.11%. Thereafter, Series B pays distributions every 28 days based upon an auction rate set on the prior business day. After December 19, 2012, the Company may redeem the Securities, in whole or in part, on any distribution date at $1,000 per share plus accumulated and unpaid dividends.

9.    Shareholders' Equity

        Convertible Preferred Stock

On March 14, 2002, the Company issued 6,212,000 shares of Series A Convertible Voting Preferred Shares ("Series A Preferred Stock"), par value of $0.01 per share at a price of $25 per share. Each share is convertible at any time into 38.57 shares (4.76 shares after adjusting for the reverse split discussed in Note 1) of the Company's common stock ("Common Stock"). The Company may not pay dividends on any other class of capital stock without the approval of the holders of at least 75% of the Series A Preferred Stock.

The Series A Preferred Stock ranks senior to the common stock as to dividends, redemption, liquidation, and other rights. No shares of capital stock may be issued that are pari passu or senior to the Series A Preferred Stock without the approval of holders of at least 75% of the Series A Preferred Stock.

In the event of liquidation, dissolution, or winding up of PGL, and prior to payment to the holders of Common Stock, the holders of the Series A Preferred Stock shall be entitled to receive an amount equal to: (i) the Purchase Price per share; and (ii) an amount equal to an 8% per annum return on $25 per share (approximately $21.7 million at December 31, 2003) from the Closing Date through such date of determination.

Upon a qualified initial public offering by the Company, the Series A Preferred Stock is automatically converted into Common Stock.

The Company had 1,211,200 shares of Series B Convertible Voting Preferring Shares ("Series B Preferred Stock"), par value of $0.01 per share, issued and outstanding prior to March 14, 2002. The Series B Preferred Stock was convertible into Common Stock at a price of $1.89 per share of Common Stock. The Series B Preferred Stock ranked senior to the Common Stock and to all other capital shares of the Company. No dividends were permitted to be declared or paid on the Series B Preferred Stock. In the event of liquidation, dissolution, or winding up of PGL, the holders of the Series B Preferred Stock were entitled to receive an amount equal to $8.25 per share. These shares were retired in 2002 in a non-cash transaction (as discussed in Note 13).

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

9.    Shareholders' Equity (continued)

        Common Stock

PGL has 2,567,901 and 2,570,988 shares of common stock issued and outstanding at December 31, 2003 and 2002, respectively, each share having a par value of $0.081. The Common Stock will not be entitled to dividends as long as any Series A Preferred Stock remains outstanding without the approval of at least 75% of the holders of the Series A Preferred Stock.

        Warrants

In connection with the Series A Preferred Stock issuance, XL Insurance (Bermuda) Ltd, a subsidiary of XL Capital Ltd, the lead investor in the Series A Preferred Stock, and Radian Group Inc., also an investor, were issued warrants on the closing date to purchase 1,397,280 and 1,047,960 common shares, respectively. Both warrants are exercisable at a price per common share of $5.25 until March 14, 2007.

Radian Group Inc. was also issued warrants to purchase 1,080,372 common shares at an exercise price per common share of $5.25, exercisable until March 14, 2007, subject to a vesting schedule beginning on April 12, 2003 ("Vesting Warrants"). Exercise of the Vesting Warrants was conditional on the effectiveness on the vesting date of the Excess-of-Loss Insurance Policy issued by Radian Reinsurance, Inc. and described in Note 12 below. On February 1, 2003, PFP terminated the Policy effective March 30, 2003. As a result of the termination, on March 30, 2003, the full amount of Vesting Warrants was deemed unexercisable and null and void. No value has been ascribed to these warrants.

Subsequent Event

On May 15, 2004, Radian Group, Inc. exercised its warrant that is convertible into 1,047,960 common shares at the exercise price of $5.25 per share, yielding proceeds to the Company of $5.5 million.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

10.    Earnings per share

Basic earnings per share ("EPS") is calculated by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of the potential issuance of common shares. The following table presents the computations of basic and diluted EPS:

	June 30,				December 31,
	2004		2003		2003		2002		2001
	(Unaudited)
	(dollars in thousands except per share amounts; shares in thousands)
Net earnings (loss) available to common shareholders	$(8,088)		$47,063		$78,471		$(3,069)		$(2,787)
Weighted-average basic shares outstanding	3,312		2,484		2,486		2,479		2,448
Effect of dilutive instruments
Series A Preferred Stock	—	(a)	29,583		29,583		—	(a)	—
Employee stock options	—	(a)	—	(a)	—	(a)	—		—
Restricted share units	—	(a)	403		296		—	(a)	—
Warrants	—	(a)	927		927		—	(a)	—
Dilutive potential shares	—		30,914		30,806		—		—
Diluted shares	3,312		33,397		33,292		2,479		2,448
Basic EPS	$(2.44)		$18.63		$31.57		$(1.22)		$(1.13)
Diluted EPS	$(2.44)		$1.41		$2.36		$(1.22)		$(1.13)

(a)	Securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period presented. In 2004, Series A Preferred Stock which converts to 29,583 thousand shares, employee stock options totaling 494,444 shares restricted share units equal 721,201 shares and warrants representing 2,445 thousand shares of Common Stock, were excluded. In 2003, employee stock options totaling 206,790 shares were excluded. In 2002, Series A Preferred Stock which converts to 29,583 thousand shares of Common Stock, restricted share units equal to 400,000 shares and warrants representing 3,525,612 shares of Common Stock were excluded. No dilutive instruments were outstanding in 2001.

11.    Commitments and Contingencies

Leases

PFP has leased its premises at 360 Madison Avenue, New York, New York from Madison 45 LLC at a fixed yearly rental (subject to certain escalations specified in the lease) until August 1, 2012. There are no material restrictions imposed by the lease agreement. The lease is categorized as an operating lease and future payments as of December 31, 2003 under the lease are as follows:

2004	$720,495
2005	738,358
2006	756,222
2007	756,222
2008 and thereafter	3,510,178
$6,481,475

Per the terms of the lease, PFP was not required to make any rent payments until March 2003. PFP recognizes rent expense from July 25, 2002 (the lease commencement date) based on a

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

11.    Commitments and Contingencies (continued)

straight-line amortization of the total lease obligation. PFP has recorded deferred rent payable on the statement of financial condition, which represents the amortized cost that will be payable in the future.

PFP has an outstanding letter of credit for $756 thousand from Harris Trust and Savings Bank ("Harris Bank") related to this lease.

PFP reached an agreement with a third party to sublet 18% of its premises for the period from December 1, 2002, through November 30, 2005, cancelable by either the sub-lessee or PFP on 90 days notice. Due to the short cancellation period, the space was sublet at a loss to the Company, which, on a present value basis, amounted to $62 thousand at December 31, 2002. The amount is being accreted into income over the life of the sublease on a straight-line basis. At December 31, 2003, the balance was $39 thousand.

Effective April 2, 2004, PFP gave 90 days notice to its sub-lessee that PFP was canceling the sub-lease agreement.

        Statutory Requirements

Re is an insurance company subject to Bermuda insurance regulations. Re's ability to pay dividends and make capital distributions is subject to restrictions based principally on the amount of Re's net premiums written and net loss reserves, subject to an overall minimum statutory capital and surplus of $1 million. In addition, Re is required to maintain a minimum statutory liquidity ratio. At December 31, 2003, Re's statutory capital and surplus was $1.02 million and the minimum amount required to be maintained was $1 million. At June 30, 2004, Re's statutory capital and surplus was $1.02 million and the minimum amount required to be maintained was $1 million.

12.    Liquidity and Excess-of-Loss Facilities

        Liquidity Facility

PFP has obtained a Liquidity Facility from Harris Bank for $37.5 million. At December 31, 2002, the Liquidity Facility had a termination date of March 13, 2003. Subsequent to December 31, 2002, the Liquidity Facility termination date was extended to March 13, 2004, and may be extended for successive one year periods upon the request of PFP and agreement of Harris Bank. The Liquidity Facility may only be drawn upon in the event that (a) there is a Credit Event (as defined in each Credit Swap) on a Credit Swap sold by PFP, (b) such Credit Swap requires Physical Delivery (as defined in each Credit Swap), (c) PFP cannot otherwise make its required settlement as called for by the terms of the Credit Swap, and (d) PFP has investment securities that are available to be pledged as collateral to any advances under the Liquidity Facility.

As of December 31, 2003 there have been no drawings under the Liquidity Facility.

        Excess-of-Loss Insurance Policy

Primus Financial was the beneficiary of an excess-of-loss insurance policy (the "Policy") issued by Radian Reinsurance, Inc. (the "Insurer") in the amount of $115 million. Under the terms of the Policy, the Insurer would pay amounts due under a Credit Swap sold by Primus Financial if (a) Primus Financial incurred credit losses greater than $109 million and (b) Primus Financial had insufficient cash available to meet the payment requirements of the Credit Swap.

Effective March 30, 2003, Primus Financial cancelled the Policy as it was no longer required as support for its ratings by the Rating Agencies due to the issuance of the Preferred Securities described above.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

13.    Related Party Transactions

Radian Group Inc., the parent company of the Insurer (see Note 12 above), is a shareholder of PGL. PAM paid $2.47 million to the Insurer in March 2002 for Policy coverage until March 14, 2003.

Simultaneously with the sale of the Company's Series A Preferred Stock (see Note 9 above), the Company repaid outstanding advances from and retired 1.2 million shares of the Company's Series B Preferred Stock held by E.Capital Technologies, LLC and Primus Capital Advisors, LLC, affiliates of Jay H. Shidler, one of the Company's directors, for $11.73 million. The Company also repaid an aggregate of $5.0 million outstanding under a credit facility with Morgan Guaranty Trust Company of New York (now J.P. Morgan Chase & Co.) that certain affiliates of Mr. Shidler had drawn down.

14.    Employee Compensation Plans

PGL has established three incentive compensation plans for the benefit of its employees.

        Initial Staffing Award Pool

During 2001, an award pool of common stock of PGL totaling 1,481,481 million shares was established as the Initial Staffing Award Pool. A total of 901,235 of these shares were awarded to selected members of PAM management ("Initial Awards"). These awards vested immediately. The Company estimated that the fair value of the Common Stock at the time the Initial Awards were granted was $0.08 per share.

Between March 14, 2002 and December 31, 2002, additional awards totaling 400,000 shares were made to certain additional employees from the Initial Staffing Award Pool ("Post-Funding Awards"). These awards vest ratably over a three-year period. Vesting is subject to certain terms, including the continued employment of the award recipient by PAM. Upon a qualified initial public offering by the Company, 50% of the then unvested shares will vest.

The Company estimated the fair value of the Common Stock at the time the Post-Funding Awards were granted at $2.59 per share. Stock compensation expense of $226 thousand related to these awards was recorded in the 2002 consolidated statement of operations. These awards represent non-cash financing transactions.

During 2003, the Company awarded 181 thousand shares from the Initial Staffing Award Pool, including the repurchase of certain vested shares from employees that left the employment of the Company. The company estimated the fair value of the Common Stock during 2003 to be $7.02 per share. Stock compensation expense of $259 thousand related to these awards and $310 thousand related to the 2002 awards was recorded in the 2003 consolidated statement of operations. During the first six months of 2004, $384 thousand of stock compensation expense was recorded for Initial Staffing Award Pool grants outstanding. There were no grants made during 2004.

        Annual Performance Bonus Plan

The Annual Performance Bonus Plan ("Bonus Plan") was created in 2002 and provides for the awards of cash to employees of PAM and RSUs convertible at the option of the holder into Common Stock of PGL. The total value of awards under the Bonus Plan is determined by the Compensation Committee of PGL based on quantitative and non-quantitative measures of the performance of PGL. Individual awards are then determined by the Chief Executive Officer of PGL, and are subject to the approval of the Compensation Committee. The Compensation Committee also determines the awards to the Chief Executive Officer. Under the terms of the plan individual awards will be made 75% in cash and 25% in RSUs (70% in cash and 30% in RSUs for certain members of management), with the

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

14.    Employee Compensation Plans (continued)

number of RSUs determined on the basis of the value of the Common Stock at the end of the year preceding the award date. The RSUs, or if converted, the Common Stock, vest ratably over a three year period on the anniversary dates of each award, with vesting subject to certain terms including the continued employment of the award recipient by PAM. The Bonus Plan includes provision for the award of up to 1,376,448 RSUs and Options (discussed below) over a five year period beginning in February 2003.

In February 2003, the Company made awards under the Bonus Plan totaling $5.0 million for the period ended December 31, 2002, of which $3.75 million was awarded in cash and included as compensation expense, and $1.25 million was awarded in the form of RSUs for 179 thousand shares of Common Stock (based upon the estimated fair value of Common Stock of $7.02 per share on the date of the awards) and 23.7 thousand shares were subsequently forfeited upon employee termination. The value of the RSUs is being expensed as the RSUs are earned, beginning in 2003. The Company recognized $387 thousand of expense in 2003.

In January 2004, the Company approved awards under the Bonus Plan totaling $7.77 million for the period ended December 31, 2003, of which $4.75 million was awarded in cash and included as compensation expense, and $3.02 million was awarded in the form of RSUs for 189 thousand shares of Common Stock. The value of the RSUs will be expensed as the RSUs are earned. For the six months ended June 30, 2004, stock compensation expense totaling $567 thousand was recognized for grants outstanding under the Bonus Plan.

        Stock Incentive Plan

The Stock Incentive Plan ("Incentive Plan") was created in 2002 and provides for the award of options on common stock of PGL ("Options") to selected employees of PAM. Individual awards are determined by the Chief Executive Officer of the Company, and are subject to the approval of the Compensation Committee. The Compensation Committee also determines the awards to the Chief Executive Officer. The Options become exercisable ratably over a four year period on the anniversary date of each award, subject to certain terms including the continued employment of each recipient by the PAM. The Options expire ten years from the date of grant and do not qualify for Incentive Stock Option Treatment under the Economic Recovery Tax Act of 1981 (ISO Treatment). Upon a qualified initial public offering by the Company, 50% of the then unvested options will vest.

As of December 31, 2003, 206,790 Options had been awarded under the Incentive Plan with an exercise price of $7.02 and which begin to vest in February 2004. At December 31, 2003, no Options have been exercised. The Company recognized $190 thousand of expense in 2003 for these Options. The Company recognized $104 thousand of expense during the first six months of 2004 for these Options.

In January 2004, the Company approved awards under the Incentive Plan for 318,518 Options with an exercise price of $9.88 and which begin to vest in February 2005. The Company recognized $336 thousand of expense during the first six months of 2004 for these Options.

The fair value of each Option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for the period indicated.

Primus Guaranty, Ltd.
Notes to Consolidated Financial Statements  (continued)
(Information pertaining to the six months ended
June 30, 2004 and 2003 is unaudited)

14.    Employee Compensation Plans (continued)

Year ended December 31, 2003
Risk free interest rate	4.04%
Volatility	27.9
Expected dividend yield	0.00
Expected option life	10 years

The following table is a summary of the information concerning currently outstanding and exercisable options as of June 30, 2004.

Grant Date	Exercise Price	Options Outstanding	Remaining Contractual Life (years)
February 2003	$7.02	206,783	8.6
February 2004	$9.88	318,512	9.6
	$8.67	525,295	9.2

Subsequent Event (Unaudited)

Assuming the contemplated initial public offering occurs in the fall of 2004, the additional expense under the Incentive Plan that the Company would recognize in 2004 as a result of the accelerated vesting of stock and Options under the Company's Annual Bonus and Stock Incentive Plan would be approximately $3.35 million.

The board of directors has approved the grant of equity incentive awards in connection with, and conditioned on completion of, this offering. Specifically, the board of directors authorized the grant of options and performance common shares in the aggregate amount up to 2.4% of common shares outstanding upon consummation of the initial public offering. The board of directors delegated to the compensation committee decisions regarding the terms and conditions of such awards, including the employees to whom such awards are to be granted and the performance factors required to earn such common shares. The compensation committee has determined that 50% of the incentive equity awards will be option grants which will vest annually over four years and 50% will be performance common shares. All of the performance common shares will be paid if a targeted level of performance is achieved for the period commencing January 1, 2004 and ending December 31, 2006, between 50% and 100% of the performance common shares will be paid if actual performance for a period is at least equal to a threshold level of performance but less than target, and up to 150% of the performance common shares will be paid if actual performance exceeds target. The awards will be made at the initial public offering price per share. The anticipated cost of the equity incentive awards to be recognized in the fourth quarter of 2004 is $600 thousand.

The cost of the IPO awards will be recognized over the vesting period for the awards in accordance with FAS 123. The cost of Options will be recognized ratably between the consummation of the initial public offering and December 31, 2007. The cost of the performance common shares will be recognized between the date of the initial public offering and December 31, 2006. The expense associated with the performance shares will be adjusted over the vesting period to reflect the projected actual award, which is based upon the aggregate performance of the company in the years 2004, 2005 and 2006.

Shares

Primus Guaranty, Ltd.

Common Shares

PROSPECTUS
                , 2004

LEHMAN BROTHERS

MORGAN STANLEY

CREDIT SUISSE FIRST BOSTON

UBS INVESTMENT BANK
WILLIAM BLAIR & COMPANY
KEEFE, BRUYETTE & WOODS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant (including any fees and expenses of the selling shareholders that the Registrant is obligated to pay) in connection with the offering of the common shares being registered hereby. All of the fees set forth below are estimates except for the SEC registration fee and the NASD fee.

SEC registration fee	$21,856.00
NASD filing fee	17,750.00
NYSE listing fee	*
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Legal fees and expenses	*
Accountants' fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Miscellaneous expenses	*
Total	$ *

*   To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

The Registrant's Bye-laws provide that its directors and officers, former directors, officers and other persons shall be indemnified to the fullest extent permitted by the Bermuda Companies Act 1981, as amended from time to time. The Registrant also maintains a directors' and officers' liability insurance policy on behalf of its directors and officers.

The Registrant intends to enter into indemnification agreements with its directors and officers, governed by New York law, under which it agrees to indemnify any director or officer made, or threatened to be made, a party to any action or proceeding (other than an action by or in the right of the Registrant to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Registrant served in any capacity at the request of the Registrant, by reason of the fact that such person, such person's testator or such person's intestate is or was a director or officer of the Registrant, or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise, not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful.

The termination of any action or proceeding by judgment, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise not opposed to, the best interests of the Registrant, or had reasonable cause to believe that such person's conduct was unlawful.

In the case of an action by or in the right of the Registrant, the Registrant agreed to indemnify any person made or threatened to be made a party to any action in any of the capacities set forth above against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by such person in connection with the defense or settlement of such action or an appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of services for any other corporation or other enterprise, not opposed to, the best interests of the Registrant, except that indemnification is not permitted in respect of any claim, issue, or matter as to which such person is adjudged to be liable to the Registrant unless and only to the extent that the court in which such action was brought, or if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Underwriting Agreement to be filed as Exhibit 1.1 provides that the underwriters named therein will indemnify and hold us and each of our directors, officers or controlling persons harmless from and against certain liabilities, including liabilities under the Securities Act. The Underwriting Agreement also provides that these underwriters will contribute to certain liabilities of these persons under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the Registrant has issued unregistered securities as described below. Except as set forth below, none of the transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise set forth below, the Registrant believes that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder, or Regulation S for offerings of securities outside of the United States. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Such securities were restricted as to transfers and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

The following does not reflect a one for 8.1 reverse share split to be effected prior to the offering.

On March 12, 2001, the Registrant issued 24,000,000 of its common shares to our founders and employees. Concurrently with such issuance of common shares, the Registrant also issued 1,211,200 of its Series B preferred shares to E.Capital Technologies.

On March 14, 2002, the Registrant issued 6,212,000 shares of its Series A preferred shares to a limited number of accredited investors at a per share price of $25.00 for an aggregate purchase price of $155.3 million.

In connection with the issuance of its Series A preferred shares, the Registrant issued (1) XL Insurance (Bermuda) Ltd, a subsidiary of XL Capital Ltd, warrants to purchase 11,317,972 common shares and (2) Radian Group Inc. warrants to purchase 8,488,479 common shares. All such warrants are exercisable for a five-year period after issuance. In connection with the exercise of warrants by Radian Group, Inc., on May 15, 2004, the Registrant issued to Radian 8,488,479 common shares and received $5.5 million upon payment of the exercise price therefor.

As consideration for providing a surety bond of a minimum of $115.0 million to Primus Financial in connection with the issuance of its Series A preferred shares, the Registrant issued contingent, unvested warrants to Radian Group Inc. to purchase 8,751,010 common shares on the closing date of the issuance of the Series A preferred shares. The vesting of such surety bond warrants was scheduled over a four-year period and was contingent on the surety bond being provided by Radian Reinsurance Inc., an affiliate of Radian Group Inc., at the time of vesting. The surety bond warrants were exercisable for a five-year period after issuance. The Registrant cancelled the surety bond on April 1, 2003, and, as a result, none of these warrants vested.

Credit Suisse First Boston LLC acted as placement agent in connection with such private placement of the Registrant's Series A preferred shares and warrants and as financial advisor to Primus Financial. In consideration for providing such services, Credit Suisse First Boston LLC was paid a fee of approximately $8.5 million, and reimbursed for its out-of-pocket expenses.

On December 19, 2002, Primus Financial issued $110.0 million of PFP Cumulative Preferred Stock in two series, Series I and Series II, to Lehman Brothers Inc. Lehman Brothers Inc. acted as placement agent in connection with such private placement and was paid a fee of $1.25 million in consideration for providing such services and reimbursed for its out-of-pocket expenses.

Primus Financial issued $75.0 million of subordinated deferrable interest notes on July 23, 2004. Lehman Brothers Inc. acted as the sole initial purchaser in connection with such offering and was paid a fee of $937,500 in consideration for providing such services and as reimbursement for its out-of-pocket expenses.

As of July 20, 2004, the Registrant had outstanding options to purchase 4,255,000 common shares, all of which were granted to employees of, and consultants to, the Registrant in the past three years. Each such issuance of securities to employees and consultants was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction pursuant to a compensatory benefit plan or a contract relating to compensation.

During the last three years prior to the filing of this Registration Statement, the Registrant has made grants of 14,929,977 shares to its employees and consultants. Of these shares, 10,114,652 are vested. On July 30, 2004 the Registrant granted 5,060,000 equity incentive awards to its employees comprised of 50% option grants and 50% performance common shares conditioned upon completion of the Registrant's initial public offering. All of the performance common shares will be paid if a targeted level of performance is achieved for the period commencing January 1, 2004 and ending December 31, 2006, between 50% and 100% of the performance common shares will be paid if actual performance for a period is at least equal to a threshold level of performance but less than target, and up to 150% of the performance common shares will be paid if actual performance exceeds target. The Registrant also granted its non-executive directors 100,000 common shares conditioned upon completion of the Registrant's initial public offering. Each such issuance of securities to employees and directors was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction pursuant to a compensatory benefit plan or a contract relating to compensation. The Registrant believes that each transaction, if deemed a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits.

Number	Exhibit
1	Form of Underwriting Agreement*
3.1	Memorandum of Association†
3.2	Bye-laws†
4.1	Specimen Common Share Certificate†
4.2	Warrant to purchase 11,317,972 common shares, par value $.01 per share, dated March 14, 2002, issued by the Registrant to XL Insurance (Bermuda) Ltd†
4.3	Warrant to purchase 8,488,479 common shares, par value $.01 per share, dated March 14, 2002, issued by the Registrant to Radian Group Inc.†
5	Opinion of Conyers Dill & Pearman
8	Opinion of Morgan, Lewis & Bockius LLP
10.1	Employment Agreement with Thomas W. Jasper, dated August 16, 2004
10.2	Employment Letter with Zachary Snow, dated April 26, 2002†
10.3	Employment Letter with Richard Claiden, dated October 20, 2003†
10.4	Form of Registration Rights Agreement, by and among the Registrant and the signatories thereto†
10.5	Primus Guaranty, Ltd. 2002 Stock Incentive Plan†
10.6	Primus Guaranty, Ltd. 2004 Stock Incentive Plan†
10.7	Primus Guaranty, Ltd. Annual Performance Bonus Plan†
10.8	Primus Guaranty, Ltd. Severance Plan†
10.9	Office Lease Agreement, dated July 25, 2002, between Madison 45 LLC and Primus Financial Products, LLC†
10.10	Credit Agreement, dated as of March 14, 2002, between Primus Financial Products, Inc. and Harris Trust and Savings Bank, as amended as of May 31, 2002, as further amended as of December 19, 2002, as further amended as of March 13, 2003, as further amended as of January 19, 2004 and as further amended as of March 12, 2004†
10.11	Form of Indemnification Agreement between the Registrant and each of its directors and officers†
21	Subsidiaries of Primus Guaranty, Ltd.†
23.1	Consent of Conyers Dill & Pearman (contained in Exhibit 5)
23.2	Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 8)
23.3	Consent of Ernst & Young LLP
24	Power of Attorney (included on signature page)†
99.1	Consent of James K. Hunt†
99.2	Consent of John A. Ward, III†
99.3	Consent of Duncan E. Goldie-Morrison

†   Previously filed.

*   To be filed by amendment.

(b)    Financial Statement Schedules.

All other schedules to which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

(a)    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is first declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on August 17, 2004.

PRIMUS GUARANTY, LTD. (Registrant)

By: /s/ Thomas W. Jasper Name: Thomas W. Jasper Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas W. Jasper	Chief Executive Officer (Principal Executive Officer)	August 17, 2004

Thomas W. Jasper

/s/ Richard Claiden	Chief Financial Officer (Principal Financial and Accounting Officer)	August 17, 2004

Richard Claiden

*	Director and Chairman of the Board	August 17, 2004

Michael P. Esposito, Jr.

*	Director	August 17, 2004

Thomas J. Hartlage

*	Director	August 17, 2004

Frank P. Filipps

*	Director	August 17, 2004

Robert R. Lusardi

*	Director	August 17, 2004

Jay H. Shidler

*By: /s/ Thomas W. Jasper

Thomas W. Jasper
Attorney-in-fact

INDEX TO EXHIBITS

Number	Exhibit
1	Form of Underwriting Agreement*
3.1	Memorandum of Association†
3.2	Bye-laws†
4.1	Specimen Common Share Certificate†
4.2	Warrant to purchase 11,317,972 common shares, par value $.01 per share, dated March 14, 2002, issued by the Registrant to XL Insurance (Bermuda) Ltd†
4.3	Warrant to purchase 8,488,479 common shares, par value $.01 per share, dated March 14, 2002, issued by the Registrant to Radian Group Inc.†
5	Opinion of Conyers Dill & Pearman
8	Opinion of Morgan, Lewis & Bockius LLP
10.1	Employment Agreement with Thomas W. Jasper, dated August 16, 2004
10.2	Employment Letter with Zachary Snow, dated April 26, 2002†
10.3	Employment Letter with Richard Claiden, dated October 20, 2003†
10.4	Form of Registration Rights Agreement by and among the Registrant and the signatories thereto†
10.5	Primus Guaranty, Ltd. 2002 Stock Incentive Plan†
10.6	Primus Guaranty, Ltd. 2004 Stock Incentive Plan†
10.7	Primus Guaranty, Ltd. Annual Performance Bonus Plan†
10.8	Primus Guaranty, Ltd. Severance Plan†
10.9	Office Lease Agreement, dated July 25, 2002, between Madison 45 LLC and Primus Financial Products, LLC†
10.10	Credit Agreement, dated as of March 14, 2002, between Primus Financial Products, Inc. and Harris Trust and Savings Bank, as amended as of May 31, 2002, as further amended as of December 19, 2002, as further amended as of March 13, 2003, as further amended as of January 19, 2004 and as further amended as of March 12, 2004†
10.11	Form of Indemnification Agreement between the Registrant and each of its directors and officers†
21	Subsidiaries of Primus Guaranty, Ltd.†
23.1	Consent of Conyers Dill & Pearman (contained in Exhibit 5)
23.2	Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit 8)
23.3	Consent of Ernst & Young LLP
24	Power of Attorney (included on signature page)†
99.1	Consent of James K. Hunt†
99.2	Consent of John A. Ward, III†
99.3	Consent of Duncan E. Goldie-Morrison

†   Previously filed.

*   To be filed by amendment.